

**U.S. SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**FORM 10-K**

**☒ ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2024

**or**

**☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933**

**For the transition period from ________ to ________**

*Commission file number 001-42037*

SOW GOOD INC.
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **27-2345075** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **1440 N Union Bower Rd, Irving, Texas** | **75061** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (214) 623-6055**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol | Name of Each Exchange On Which Registered |
|---|---|---|
| Common stock, par value $0.001 per share | SOWG | The Nasdaq Capital Market |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $101,339,578 as of June 30, 2024 (computed by reference to the last sale price of a share of the registrant's Common Stock on that date as reported by The Nasdaq Capital Market).

There were 11,383,060 shares outstanding of the registrant's common stock as of March 25, 2025.

# CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect our company and to take advantage of the "safe harbor" protection for forward-looking statements that applicable federal securities law affords.

From time to time, our management or persons acting on our behalf may make forward-looking statements to inform existing and potential security holders about our company. All statements other than statements of historical facts included in this report regarding our financial position, business strategy, plans and objectives of management for future operations and industry conditions are forward-looking statements. When used in this report, forward-looking statements are generally accompanied by terms or phrases such as "estimate," "project," "predict," "believe," "expect," "anticipate," "target," "plan," "intend," "seek," "goal," "will," "should," "may" or other words and similar expressions that convey the uncertainty of future events or outcomes. Items making assumptions regarding actual or potential future sales, market size, collaborations, trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements include the following:

- our ability to compete successfully in the highly competitive industry in which we operate;

- our ability to maintain and enhance our brand;

- our ability to successfully implement our growth strategies related to launching new products;

- our ability to successfully enter new markets internationally;

- the effectiveness and efficiency of our marketing programs;

- our ability to manage current operations and to manage future growth effectively;

- our future operating performance;

- our ability to attract new customers or retain existing customers;

- our ability to protect and maintain our intellectual property;

- the government regulations to which we are subject;

- our ability to maintain adequate liquidity to meet our financial obligations;

- failure to obtain sufficient sales and distributions for our freeze dried product offerings;

- the potential for supply chain disruption and delay;

- the potential for transportation, labor, and raw material cost increases; and

- other risks and uncertainties set forth under "*Risk Factors*."

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. We have based these forward-looking statements and statements of belief on our current expectations and assumptions about future events as of the date of this report. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. You should consider carefully the statements in "Item 1A. Risk Factors" and other sections of this report, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the United States Securities and Exchange Commission (the "SEC") which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

<p align="center">**NOTE REGARDING INDUSTRY AND MARKET DATA**</p>

This Annual Report contains market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts included in this report may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed in Part I, "Item 1A. Risk Factors," contained in this Annual Report. Accordingly, investors should not place undue reliance on this information.

*Unless otherwise indicated, "the Company," "we," "our," "us" and "Sow Good" are used in this report to refer to the businesses of Sow Good Inc. and its consolidated subsidiaries.*

# TABLE OF CONTENTS

# PART I

## ITEM 1.  BUSINESS

### Overview

Sow Good is a trailblazing U.S.-based freeze dried candy and snack manufacturer dedicated to providing consumers with innovative and explosively flavorful freeze dried treats. Sow Good has harnessed the power of our proprietary freeze drying technology and product-specialized manufacturing facility to transform traditional candy into a novel and exciting everyday confectioneries subcategory that we call freeze dried candy. We began commercializing our freeze dried candy products in the first quarter of 2023, and as of December 31, 2024, we have twenty-one stock keeping units ("SKUs") in our Sow Good Candy line of treats and three SKUs in our Sow Good Crunch Cream line, which consists of freeze dried ice cream bars and sandwiches. We sell our treats using an omnichannel strategy primarily focused on the wholesale and retail channels with less than 2% of sales coming from e-commerce as of December 31, 2024. As of December 31, 2024, our treats are offered for sale in approximately 3,000 brick-and-mortar retail outlets in the United States.

We have custom-built a 20,945 square foot freeze drying facility in Irving, Texas. Freeze drying removes up to 99% of moisture from a product in its frozen state by applying a small amount of heat in an extremely low air pressure, near outer space-like environment, through the use of massive vacuum chambers, resulting in moisture being removed from the product at the speed of sound. This process of removing moisture from the product, which can take up to twenty-four hours, concentrates its flavor, creating a "hyper dried, hyper crunchy, and hyper flavorful" snackable treat. Our freeze drying process and expertise allow us to easily expand our manufacturing into other freeze dried snacks, such as yogurt snacks. Our commitment to providing the most flavorful and crunchy treats extends into the product packaging process, where our employees are dedicated to hand-packaging our treats through our precision packaging process in vigilantly managed low humidity conditions to protect our treats from reintroduction to moisture.

We have built six bespoke freeze driers using proprietary technology tailored specifically to our products which allows us to freeze dry up to 24 million units of freeze dried candy per year, creating a truly state-of-the-art facility in Irving, Texas. We have six additional freeze driers, which we can have operational by the end of 2025, as needed.

Sow Good, co-founded by Claudia and Ira Goldfarb, brings over a decade of manufacturing expertise to the consumer packaged goods ("CPG") sector, specializing in advanced freeze-drying technology. With experience across pet, baby, and candy products, they have a proven track record of transforming niche trends into everyday consumer staples. Leveraging our proprietary technology, Sow Good delivers innovative, high-quality products with a long shelf life and natural preservation. Beyond product innovation, they are committed to job creation and positive community impact, making Sow Good a forward-thinking force in the industry.

Our products are sold in retailers nationwide from convenience and grocery stores to big-box retailers, such as Five Below, Misfits Market/Imperfect Foods, TJX Canada, Hy-Vee, Cracker Barrel, 7/11, H-E-B, Kroger and Albertsons. In addition, we sell a substantial portion of our products through distributors such as Redstone Foods, CB Distributors and Lipari Foods. We believe there is a significant growth opportunity in increasing our shelf presence, SKU portfolio, and number of stores with our existing customers. We aim to have the ability to increase the availability of our products to these customers in current locations and distribution to more of their stores, while also broadening our SKU portfolio offerings. Bolstering our distribution and sales force will be a key growth driver for Sow Good so more of our products are available wherever our consumers choose to shop, whether it be a retail store, convenience store, or directly online. To further support our retail launches with existing customers and strengthen our brand name, we provide our product displays with distinctive designs and product highlights to enhance our visibility in current stores and educate new consumers on the value of freeze dried treats. We believe this strategy will capture the attention of new consumers, further educate and attract current consumers, and ultimately, increase sales for our retailers.

Our omnichannel distribution strategy has three key components: retailers, e-commerce, and distributors. In aggregate, this omnichannel strategy provides us with a diverse set of consumers and customer partners, which may lead to a larger total addressable market opportunity than is normally available to products sold only in grocery stores, along with an opportunity to develop a direct relationship with our customers at our website, *www.thisissowgood.com* and our social medial pages.

### Our Market Opportunity

We believe the candy category is stagnant, repetitive, and in need of revitalization to reengage and captivate consumers seeking innovative ways to satisfy their sweet cravings. We see our market opportunity existing at the intersection of two categories: the burgeoning freeze dried candy category and the non-chocolate confections category. We believe the nascent freeze dried candy market is poised for exponential growth given increasing consumer preferences for novel and distinctive candy products. In addition, we view adjacent snack categories where freeze drying is an established manufacturing method as providing additional growth opportunities.

### Our Competitive Strengths

We believe we are well-positioned competitively to become the leader in the developing freeze dried candy market and adjacent freeze dried snack categories due to our distinctive branding, manufacturing expertise and ability to innovate.

### A Distinctive and Trusted Brand Name

We believe we have a distinctive brand that consumers trust and helps distinguish our product on crowded retail shelves. Since Sow Good's inception, we have invested heavily to elevate the Sow Good brand by creating a distinctive and cohesive brand design that sparks consumer curiosity and a desire to sample additional flavors carried by Sow Good. In addition, we use premium packaging materials to communicate the high-quality nature of our products and differentiate ourselves from competitive offerings. We further support our brand efforts through our informative and user-friendly direct-to-consumer website and growing social media presence, where consumers have notably taken to posting unpaid, authentic reviews. Our strong brand presentation has been instrumental in securing coveted shelf space upon our launch of our freeze dried snacks.

### Manufacturing Expertise

Sow Good spent over two years and over $10.0 million dollars to develop a state of the art manufacturing facility and freeze drying equipment calibrated specifically for our products prior to the commercial launch of our freeze dried treats. Manufacturing our treats requires careful handling so as to protect the integrity of their crunch factor, a characteristic of freeze dried candy. These treats are fragile and can easily crumble into unusable product if not handled appropriately. In addition, subtle changes during the freeze drying process can result in dramatic variations in product quality and yield, which makes it very difficult to consistently manufacture freeze dried treats with optimal crunch and flavor at scale successfully. We have overcome these hurdles and achieved scale manufacturing of freeze dried treats by utilizing proprietary technology to custom build six large-scale freeze driers and by developing manufacturing processes that are tailored specifically for each of our products to ensure maximum flavor, crunch, and consistency. We believe the technical knowledge and expertise required to build a freeze drier facility matching our current capacity poses a substantial barrier to entry for competitors in the freeze dried snack space. Moreover, our primary manufacturing facility located in Irving, Texas is a Safe Quality Food ("SQF") II-certified facility, with a 97 score on our most recent food safety audit, which exemplifies our commitment to maintaining the highest standards in food safety, pathogen prevention, and allergen protocols.

### Innovative Product-Development Process

Innovation is at the heart of our company. We are vigilantly monitoring emerging confectionary trends online and in retail and identifying niche markets, turning them into category staples as evidenced by our successful launch of our Crunch Cream line. We also have highly communicative retail relationships in which retailers inform us of new candy trends they detect in their stores, informing our next freeze dried snack development and launches. We utilize a test kitchen that is integrated with our in-house manufacturing capability and expertise to swiftly test, develop, and launch new products without sacrificing quality. For example, we launched our Crunch Cream line within nine weeks of ideation. By integrating our strong insight on industry trends with our agility, adaptability, and proficiency in new product development, we can take a product from inception to production in just a few months while maintaining our high food quality standards. We believe this allows us to introduce innovative freeze dried snacks to the market that will further elevate the status of the Sow Good brand, entrench our existing customer relationships, and provide advantaged entry into new ones.

## Our Growth Strategy

Sow Good is seeking to build significant brand recognition, as well as develop a trust and understanding with consumers that our products will consistently offer explosive and exciting taste. Our growth strategy is based on five primary elements: (i) deepening existing customer relationships; (ii) new customer expansion; (iii) expanding our product offering; and (iv) vertically integrating our operations.

### Deepen Existing Customer Relationships:

Our products have launched in retailers nationwide from convenience and grocery stores to big-box retailers, Five Below, Misfits Market/Imperfect Foods, TJX Canada, Hy-Vee, Cracker Barrel, 7/11, H-E-B, Kroger and Albertsons. In addition, we sell a substantial portion of our products through distributors such as Redstone Foods, CB Distributors and Lipari Foods. We believe there is a significant growth opportunity in increasing our shelf presence, SKU portfolio, and number of stores with our existing customers. We aim to have the ability to increase the availability of our products to these customers in current locations and distribution to more of their stores, while also broadening our SKU portfolio offerings. Bolstering our distribution will be a key growth driver for Sow Good so more of our products are available wherever our consumers choose to shop, whether it be a retail store, convenience store, or directly online. To further support our retail launches with existing customers and strengthen our brand name, we are also introducing our product displays with distinctive designs and product highlights to enhance our visibility in current stores and educate new consumers on the advantages of freeze dried treats. We believe this strategy will capture the attention of new consumers, further educate and attract current consumers, and ultimately, increase sales for our retailers.

### New Customer Expansion:

Based on our estimate of what penetration for a leading CPG brand should be at maturity, we believe Sow Good's omnichannel distribution footprint should eventually be multiples of its current size. Currently, our products are marketed and sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, and convenience stores, and on our website. Increasing our customer base across distribution channels will be a key growth driver for Sow Good and our goal is to expand our customer base so that our products are available wherever our consumers choose to shop, whether it be a retail store, convenience store or directly online. While expanding distribution, we are simultaneously increasing our brand awareness through online and offline marketing initiatives to accelerate the sell-through velocity of our products once they reach the shelves of our customers.

### Expand Our Product Offering:

We are working to increase the breadth of products offered to customers by leveraging our innovation expertise. We seek to achieve this by developing new candy products that complement our existing portfolio as well as the expansion into adjacent product categories like yogurt snacks and jerky. We believe the expansion of our product offerings will help drive revenue through (i) improving brand recognition, (ii) expanding existing customer relationships, and (iii) capturing new customers seeking unique products. In addition, as our product offering portfolio grows, we anticipate achieving manufacturing efficiencies that provide for increased margin expansion and profitability.

### Vertically Integrate Our Operations:

A key part of driving our margin expansion is continuing to build our vertically integrated business model. The core of this strategy is our highly efficient manufacturing process, which enables the expansion of production capacity, provides fixed-cost leverage on increased volumes and optimizes our ability to control quality. In addition to manufacturing capabilities, we have internalized mechanical engineering, branding, design, packaging, digital marketing, customer service and data analytic capabilities, along with finance, research and development and human resource functions. Our broad in-house capabilities and manufacturing capacity are expected to enable significant fixed-cost leverage going forward in manufacturing, as well as most other operating expense line items.

## Our Products

Our business operates under the Sow Good brand. Currently we produce a unique portfolio of freeze dried treats under our Candy and Crunch Cream product lines.

### Sow Good Candy-Freeze Dried Candy

In the first quarter of 2023, we launched a freeze dried candy product line, which is our largest seller and has a twenty-one SKU offering as of December 31, 2024. We use the power of freeze dried technology to transform familiar, traditional gummy, chewy, and hard candies into unique, novel, crunchy treats that are bursting with flavor. Our freeze drying process hyper-concentrates the candy flavor, adds a crunchy texture, and often increases the candy's size, creating a sweet snacking experience that we believe can satisfy our customers' sweet tooth in fewer bites. Our products have a wide range of flavor profiles – from sweet to sour to chocolate-y – in shapes, and sizes to appeal to a wide range of customers. Pack sizes range from 1 to 4 oz, depending on the density and size of the product.

### Sow Good Crunch Cream-Freeze Dried Ice Cream

Building upon the success of the Sow Good Candy brand, we launched our highly anticipated Sow Good Crunch Cream line of freeze dried, shelf-stable, no-melt, crunchy ice cream in October 2023, and has a three SKU offering as of December 31, 2024. This line offers the novel experience of crunchy ice cream sandwiches and bars with flavors ranging from vanilla, Neapolitan, strawberry shortcake, chocolate, to cookies and cream. Pack sizes range from 1 to 2 ounces. We believe that participating in high-impulse categories such as ice cream represents a meaningful adjacent category that broadens our consumer base and increases engagement.

Motivated by our mission, success, and consumers' feedback, we continue to innovate and expand our product offerings to address growing demand for freeze dried products that appeal to consumers, such as yogurt snacks.

## Our Supply Chain and Manufacturing Process

### Our Supply Chain

The primary raw materials used to manufacture our products include a variety of candy products including gummy candy, soft chews, taffy, as well as other candies. We buy these raw materials directly from candy manufacturers or other distributors. The price and availability of these raw materials can vary based on a number of factors beyond our control, including consumer demand, production constraints, adverse weather conditions, changes in supplier relationships, natural disasters, and public sentiment, among others. Certain raw materials used for individual SKUs are currently sourced from one supplier. We believe the company could find suitable replacements for such suppliers at similar terms if necessary. To hedge against price volatility and supply disruptions, we are expanding and diversifying our supplier network to reduce reliance on any one supplier or raw material.

## Our Manufacturing and Packaging Process

We manufacture our products at our facility in Irving, Texas. Currently, all of our products were self-manufactured. We previously engaged with co-manufacturers in China and Colombia to increase production capacity, but we are no longer engaged with any co-manufacturers. We may in the future engage with co-manufacturers depending on our business and production needs.

Our Irving, Texas facility consists of six freeze driers that we custom fabricated with technical programming tailored specifically to our products. For over four years we custom designed, fabricated and calibrated these freeze driers to meet our exact needs. Whereas most freeze driers operate on a standard software system, we have developed custom software to allow us to monitor, manipulate, and freeze dry our products with precision and adaptability. Our proprietary software allows for adjustment to a specific temperature at a granular level throughout the freeze drying process, offering us the significant benefit of freeze drying different products within the same freeze drier. This also allows us to monitor in real time every aspect of the freeze drying cycle to ensure optimal quality. If we identify one section of the freeze drier that is malfunctioning, we can deactivate that one section without shutting down the entire freeze drier.

During our packaging process, to ensure maximum protection of our products' flavor, texture, and overall integrity, our products are packaged in specially constructed humidity-controlled rooms. Reintroduction of moisture to the freeze dried product degrades the product's crunch factor, which is the key characteristic of freeze dried treats. As such, we tightly monitor the water activity of the products, invest heavily in dehumidifying machinery, and perform regular "Sow Good Sensory Tests" to verify that, while the product may visually appear satisfactory, it undergoes a human taste test to guarantee that the product meets our sensory standards of being "hyper dried, hyper crunchy, and hyper flavorful."

Our packaging process entails human-handled packaging of each freeze dried treat, supplemented with automated packing machines to increase efficiency. Our facility contains three packaging lines, allowing us to flexibly package different products in different rooms at the same time, which improves our efficiency and prevents cross-contamination concerns in the case of allergens.

Upon packaging completion, we perform regular spot-checks of our packaging seals, whose function is to further mitigate the risk of moisture reentry and protect product integrity. Our shipping cases are available to us in various packing configurations, providing us flexibility to meet customers' varying case size requirements for packing products.

Our facility is Food and Drug Administration ("FDA") and United States Department of Agriculture ("USDA") registered and SQF-II certified. In addition, our facility is certified to manufacture organic, vegan, kosher, and halal products.

## Quality Control

We utilize a comprehensive and rigorous food safety and quality management program, which employs manufacturing procedures, expert technical knowledge of food safety science, employee training, ongoing process innovation, and both internal and independent third-party auditing. We conduct routine environmental studies to test for *Salmonella*, *E. coli*, *Listeria*, and allergens. In the case of packaging products containing allergens, we perform a stringent sanitation process directly following completion of packaging to elimination cross-contamination concerns. We have a dedicated and well-trained sanitation team that cleans the facility multiple times each day. Additionally, our production employees follow strict good manufacturing practices ("GMPs") to ensure food safety and quality, including wearing hair nets, gloves, and coats, which are washed daily.

We have a food safety plan ("FSP") that focuses on preventing food safety risks and is designed to be compliant with the requirements set forth under the Food Safety Modernization Act ("FSMA"). In addition, each facility has at least one preventive controls-qualified individual who has successfully completed training and received certification in the development and application of risk-based preventive controls, at least equivalent to that received under a standardized curriculum recognized by the USDA and FDA.

All facilities that manufacture our products are certified against a standard recognized by either the Safe Quality Food Institute or British Retail Consortium. These standards are integrated food safety and quality management protocols designed specifically for the food sector and offer a comprehensive methodology to manage food safety and quality. Certification provides an independent and external validation that a product, process, or service is designed to comply with applicable regulations and standards.

In order to comply with Foreign Supplier Verification Program we have a qualified individual who has successfully completed training in the development and application of a program that verifies that the products we import have been produced in a manner that meets applicable U.S. safety standards. See "-*Government Regulation*" below.

We have instituted audits to address topics including allergen control; ingredient, packaging and product specifications; and sanitation. Under FSMA, our Irving, Texas facility are required to have an FSP, a hazard analysis critical control plant plan, or a hazard analysis critical control points plan that identifies critical pathways for contaminants and mandates control measures that must be used to prevent, eliminate, or reduce relevant food-borne hazards.

We believe that the years we spent building and refining our machinery and facility, meticulous manufacturing and packaging processes, and stringent food safety and quality controls, have provided a foundational ramp that propels our rapid sales success and creates a meaningful barrier to entry.

## Sales Channels and Product Distribution

Our omnichannel distribution strategy has three key components: retailers, e-commerce, and distributors. In aggregate, this omnichannel strategy provides us with a diverse set of consumers and customer partners, leading to a larger total addressable market ("TAM") opportunity than is normally available to products sold only in grocery stores, along with an opportunity to develop a direct relationship with our customers at our website, *www.thisissowgood.com.*

We believe that our trusted brand name, our proprietary freeze drying process and extensive distribution are critical long-term and sustainable barriers to entry in the food industry. We have six freeze driers operational in our Irving, Texas facility, and an additional six freeze driers that we can have operational by the end of 2025. We will continue to look at other opportunities to expand into adjacent categories and/or additional products as we evaluate our business needs.

Sow Good products are sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, and convenience stores. Since launching, Sow Good's freeze dried candy line is available in Five Below, Misfits Market/Imperfect Foods, TJX Canada, Hy-Vee, Cracker Barrel, 7/11, H-E-B, Kroger and Albertsons. In addition, we sell a substantial portion of our products through distributors such as Redstone Foods, CB Distributors and Lipari Foods. We currently estimate our products are in approximately 3,000 retail locations across the United States. The diversity of our retail channel represents a strong competitive advantage for Sow Good and provides us with a larger TAM than would be considered normal for a food brand that is singularly focused on the grocery market.

We initially distributed the majority of our products directly to our customers from our Irving, Texas facility. Due to the high volume of orders we were experiencing there was a need to increase our warehousing and distribution footprint. To this end, we leased a total of approximately 324,000 additional square feet of manufacturing and industrial space in Dallas, Texas in May 2024 to enable us to better handle this heightened volume and optimize our shipping and logistics operations. We are also in the process of leveraging our NetSuite Warehouse Management System to scale our distribution functions, increase efficiencies, and minimize the effects of human error.

### *Sales and Marketing*

*Sales*

Our internal sales team is led by our Director of Sales and Branding alongside our sales team to manage major retail accounts and a robust, close-knit network of brokers and distributors to strategically service our customers nationwide and internationally. We place a strong emphasis on expanding our presence in retail stores through activating new customers, increasing the number of stores with existing customers, expanding our SKU portfolio, increasing our visibility on shelf and in high-traffic store locations to ultimately increase sales. We work closely with retail buyers to track top-performing products and appropriately manage inventory levels. Being a lean team allows us to be dynamic, nimble, and respond in real-time to customer needs. Historically, we have surpassed initial sales projections across multiple retail launches, requiring consistent communication with buyers to fine-tune forecasts and ensure accuracy and efficiency in our inventory management processes. Simultaneously, we are dedicated to broadening our SKU portfolio and maximizing volume in existing stores as part of our growth and market expansion strategies. Our specialized team also affords us the advantage of understanding every facet of our operations: our sales, executive, and production teams work closely with one another to understand our customers' needs and adjust our strategies with precision. We believe that our holistic, collaborative and strategic sales approach positions us as a dynamic and agile player, well-prepared to navigate the ever-growing freeze dried candy market.

*Marketing*

We believe that Sow Good's existing treats could represent a multi-billion-dollar TAM; however, we have not commissioned a formal market study to properly quantify this expectation. We believe simply penetrating these core markets with our differentiated product lines will provide Sow Good with a large and long-duration growth opportunity. In the near-term, Sow Good will focus on growing its share within these categories. We plan to drive growth of our treats through distribution expansion and increased marketing and advertising to drive brand recognition and shelf velocity. We plan to also attempt to leverage our new and existing wholesale relationships to gain additional shelf space for our full suite of existing products.

*Digital Marketing and Social Media*

We currently manage all of our marketing activities in-house and do not rely on agencies or third parties for such activities. We believe maintaining authentic conversations with our robust and engaged community will allow us to durably and efficiently grow our brand equity relative to our competitors.

We primarily engage with our community directly through social media and our website.

<u>Social Media</u>. We interact daily with our consumers across our TikTok, Instagram, and Facebook accounts under the username @thisissowgood. Our social media presence allows us to directly connect with our audience, field customer service requests, share insights into our daily operations as a family start-up, and facilitate product giveaways either directly to our customers or through collaborations with other brands. We also have a YouTube page where we share additional video content as well as our podcast, Good Stories, hosted by our Director of Sales and Branding and often featuring Sow Good's executive team, which is also available across all podcasting platforms. These efforts strengthen brand loyalty, provide compelling content, and facilitate online collaboration with our community.

Leveraging our retailers' well-funded marketing campaigns, we engage their community influencers to encourage their followers to purchase our products in the retailer, particularly to bolster new launches and product restock announcements. However, the vast majority of content across social media featuring our products is generated organically by consumers.

<u>Website</u>. We also maintain a registered domain website at *www.thisissowgood.com*. Our website is used as a platform to promote our products, provide education regarding our freeze drying process, introduce our executive team, and provide business updates. The information contained on or accessed through our website does not constitute part of this report.

**Our Competition**

Our brands primarily operate within the freeze dried candy and non-chocolate confections categories, but we also compete within the larger conventional packaged food category. The categories and markets we operate in are highly competitive and comprised of a diverse set of participants that include global multinational, national, regional, and local firms offering branded and/or private label products. Some of these competitors may have greater financial and other resources, longer operating histories, a broader assortment of product offerings, products that are well-accepted in the marketplace, more established relationships with retailers, and greater brand visibility among consumers.

Within the conventional packaged food category, our competitors include, but are not limited to, Nestlé S.A., The Hershey Company, Mars Inc., PepsiCo, Inc., Van Drunen Farms, Mondelēz International, Haribo. Within the freeze dried candy category, we believe our primary direct competitors are both larger companies, like Mars, Inc. or the Hershey Company, and smaller or local companies that have significantly lower production capacity, distribution and/or branding, and includes such firms such as Crazy Candy and Trendy Treats.

We believe the principal competitive factors for our business are taste, product quality, brand recognition and loyalty, price, convenience, product variety and innovation, customer service, access to retailer shelf-space, effectiveness of marketing and promotional activity, and the ability to respond to evolving customer preferences. While we believe we can compete favorably with respect to each of these factors, there is no guarantee that we will be able to compete effectively against our current or future competitors, particularly those with greater financial and market resources.

**Culture, Employees and Human Capital Resources**

Sow Good firmly believes that we can all plant positive seeds to sow a better version of ourselves, our communities, and our world. We plant our seeds by coming into work each day dedicated to creating delicious treats that enrich the lives of our customers, partners and employees. We believe that we are only as excellent as our employees, which is why we provide a living wage, an energizing working environment, full benefits, and stock options to every employee. We strive for nothing short of excellence because that is what our customers, employees, and environment deserve. We believe that our company culture has been and will continue to be a key contributor to the fulfillment of this commitment. Our culture enables us to foster the creativity, teamwork, focus, and innovation we need to support our growth.

As of December 31, 2024, we had 86 full-time employees. Currently, none of our employees are covered by collective bargaining agreements. To date, we have never experienced an organized work stoppage, strike or labor dispute.

Our human resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

**Office Locations**

We do not own any real property. Our principal executive office and manufacturing facility is located in Irving, Texas, where we lease approximately 20,945 square feet of space under a lease agreement with an entity owned entirely by Ira Goldfarb that expires in September 2025, subject to two options to extend the term of the lease for successive five-year periods.

In addition to our principal executive office and food manufacturing facility, we lease approximately 51,264 square feet and 9,900 square feet at two separate warehouse facilities located in Irving, Texas, and 324,000 rentable square feet in Dallas, Texas which we use to receive, store, package, and distribute our products, as well as for office and administrative purposes.

The Company also subleases approximately 141 rentable square meters in Mexico City, Mexico, which the Company uses as office space. The term of the sublease is approximately seventeen months and does not have a renewal period.

We believe that these facilities are sufficient to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional space will be available as needed to accommodate expansion of our operations.

**Trademarks and Other Intellectual Property**

To establish and protect our proprietary rights, we rely on a combination of copyright, trademark, trade dress, and trade secret laws, as well as confidentiality agreements and other contractual restrictions. We do not own any registered patents.

Our intellectual property is a strategically important component of our business. In particular, we believe that our trademarks are valuable assets that reinforce the distinctiveness of our brand to consumers, are critical to maintaining and improving our competitive position, and are an important aspect of building brand equity. As such, we consider our "Sow Good" name and our "Sow Good" logo trademarks to be among our most valuable intellectual property assets. We also believe that having distinctive marks that are readily identifiable on our products is an important factor in continuing to build our brand and distinguish our products. Accordingly, our products are marketed and sold uniformly under the registered trademark "Sow Good." We expect to continue to invest in our trademark portfolio as we introduce new products and seek to build and protect our brand.

As of December 31, 2024, we owned two U.S. trademark registrations and had six pending U.S. trademark applications. Further, we have two registered domain names, *www.thisissowgood.com* and *www.sowginc.com*. The information contained on or accessed through our websites does not constitute part of this report.

We also rely on unpatented proprietary expertise, recipes, and formulations, as well as other trade secrets and copyright protection, to maintain and improve our competitive position. We treat the confidential specifics of our marketing, promotions, and products as trade secrets, and information we work to keep confidential. In addition, we treat our proprietary information related to formulas, processes, know-how, and methods used in our production and manufacturing as trade secrets, and information we work to keep confidential. We have taken reasonable measures to keep each of these items, as well as our business and marketing plans, customer lists, and contracts, reasonably protected and secure.

While there is no active litigation involving any of our trademarks or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future. For additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us, refer to the section entitled "*Risk Factors-Risks Related to Our Intellectual Property, Information Technology, and Privacy*."

**Security, Privacy and Data Protection**

The regulatory environment surrounding information security and privacy is demanding, with the frequent imposition of new and changing requirements across our business. Various federal, state, and foreign legislative and regulatory bodies may expand current laws or regulations, enact new laws or regulations, or issue revised rules or guidance regarding privacy, data protection, information security, and consumer protection. We must comply with increasingly complex and rigorous laws and regulations regarding privacy and the collection, storage, use, processing, transfer, transmission, disclosure, and protection of personal and other data, which require us, among other things, to maintain reasonable and appropriate data security measures and to provide timely notice to individuals and regulators in the event that such personal information is compromised.

Earning and maintaining the trust of our customers, consumers, supply chain partners, employees, and securityholders is critical to the success and growth of our business, and we take significant measures to protect the privacy and security of their personal data and to comply with applicable laws. We have established and maintain an information security program, which is aligned with applicable standards and regulations, including Payment Card Industry Data Security Standard ("PCI-DSS"). In November 2020, California voters passed the California Privacy Rights Act ("CPRA"), which became fully effective on January 1, 2023. The CPRA imposed additional data privacy compliance requirements on companies covered by the legislation, including the expansion of consumers' rights with respect to certain sensitive personal information. The CPRA also established a new regulatory agency dedicated to enforcing the requirements of the California Consumer Privacy Act ("CCPA") and CPRA. The effects of the CCPA and CPRA may require us to continue to materially modify our data processing practices and policies and to incur substantial compliance-related costs and expenses. We must also comply with laws on advertising, including the Telephone Consumer Protection Act ("TCPA") the Telemarketing Sales Rule, and Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM Act").

Our team of professionals works to identify and mitigate risks, implement best practices, and continue to evaluate ways to improve our information security. These steps include data encryption in transit and at rest, network security, limiting and authorizing access controls, and multi-factor authentication for access to systems with data. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructure. In addition, we take appropriate steps to help ensure that appropriate security measures are maintained by the third-party vendors we use, including by conducting security reviews.

**Government Regulation**

The food industry is highly regulated. We and our suppliers are subject to extensive laws and regulations in the United States by federal, state, and local government authorities, or by federal, state, and local government authorities in other jurisdictions where they are located. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and the protection of the environment.

Our business is subject to extensive regulation by the FDA and the U.S. Federal Trade Commission ("FTC"), and other federal, state, and local authorities in the United States, and any other jurisdictions in which we may manufacture or sell our products. Specifically, in the United States, we and our products are subject to the requirements of the FDA and regulations promulgated thereby. This comprehensive regulatory program governs the manufacturing, nutritional value, composition and ingredients, packaging, labeling, and safety of food. Under this program, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, GMPs, and supplier verification requirements. Our processing facilities are subject to periodic inspection by foreign, federal, state, and local authorities. For example, our Irving, Texas facility is subject to periodic inspections by the FDA and Occupational Safety and Health Administration to evaluate compliance with certain applicable requirements. We seek to comply with applicable laws and regulations through a combination of employing internal experience and expert personnel to monitor quality-assurance compliance, and we contract with third-party laboratories that conduct analyses of new products to establish nutrition labeling information and to help identify certain potential contaminants before distribution.

The FDA's Foreign Supplier Verification Program requires that the U.S. owner or consignee of imported food take steps to verify that the foreign supplier of imported food is manufacturing the food in accordance with FDA requirements, that the importer understand what hazards the foreign supplier is controlling and how those hazards are controlled, and that this oversight program is documented. The regulation is being implemented using a tiered series of compliance dates based on the size of the U.S. importer and the foreign supplier. We have developed a program that we believe is in compliance with this regulation and are monitoring its ongoing implementation.

The FDA also requires that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and not misleading. Similarly, the FTC requires that our marketing and advertising be truthful, not misleading, and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements and our representations are not misleading. Further, we must comply with additional laws impacting our advertising, including the TCPA, the Telemarketing Sales Rule, and the CAN-SPAM Act.

In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, every state in which our products are manufactured requires facility registration with the relevant state food safety agency, and those facilities are subject to state inspection as well as federal inspection. Further, states can impose state-specific labeling requirements, such as Proposition 65 in California.

We are currently subject to international laws and regulations where we manufacture our products, and to the extent we commence selling and distributing our products internationally, we will become subject to additional laws and regulations.

We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations, and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our suppliers and any potential co-manufacturers, are also subject to various laws and regulations relating to environmental protection and worker health and safety matters.

Although we have implemented policies and procedures designed to comply with existing laws and regulations, we operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations, or other regulatory enforcement actions.

**Legal Proceedings**

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are not currently engaged in any material legal proceedings.

**Corporate Information**

Sow Good Inc. ("SOWG," "Sow Good," "us," "our," "we," or the "Company") is a U.S.-based freeze dried candy and snack manufacturer. Formerly Black Ridge Oil & Gas, Inc. (a business that participated in the acquisition and development of oil and gas leases and acquired by the Company on October 1, 2020), the Company was initially focused on the production of freeze dried fruits and vegetables, a business later expanded to include freeze dried candy and other snacks. At that time of the acquisition of Black Ridge Oil & Gas, Inc., the Company's common stock began to be quoted on the OTCQB under the trading symbol "SOWG," from the former trading symbol "ANFC." Prior to April 2, 2012, Black Ridge Oil & Gas was known as Ante5, Inc., a publicly traded company since July 1, 2010. Effective February 15, 2024, Sow Good Inc. reincorporated to the State of Delaware from the State of Nevada under the name Sow Good Inc. pursuant to a plan of conversion. On May 2, 2024, trading of the Company's common stock commenced on the Nasdaq Capital Market stock exchange.

Our principal executive offices are located at 1440 N. Union Bower Road, Irving, Texas 75061, and our telephone number is (214) 623-6055. Our website addresses are *www.thisissowgood.com* and *www.sowginc.com*. Information contained on, or that can be accessed through, our websites are not incorporated by reference into this report, and you should not consider information on our websites to be part of this report.

**Available Information – Reports to Security Holders**

Our website addresses are www.thisissowgood.com and www.sowginc.com. We make available on our www.sowginc.com website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports after we electronically file those materials with, or furnish those materials to, the SEC, along with certain other materials. Electronic filings with the SEC are also available on the SEC internet website at www.sec.gov.

## ITEM 1A. RISK FACTORS

**Summary Risk Factors**

*The risk factors described below are a summary of the principal risk factors associated with an investment in the Company. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 1A of this Annual Report on Form 10-K and the other reports and documents filed by us with the SEC.*

- We have a limited operating history in our current form and have incurred significant operating losses. As a result of continuing investments to expand our business, we may not achieve or sustain profitability.

- Our rapid growth may not be indicative of our future growth, and our limited operating history may make it difficult to assess our future viability.

- We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

- The retail food and non-chocolate confectionary and freeze dried candy segments are highly competitive. If our competitors are more successful or offer better value to consumers, our business could decline.

- We rely on a small number of suppliers to provide our raw materials for certain of our treats, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate.

- Consumer preferences for our products, or for freeze dried candy generally could change rapidly, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

- Any damage to our reputation or brand image could adversely affect our business or financial results.

- Fluctuations in various food and supply, transportation and shipping costs could adversely affect our operating results.

- We may not be able to protect our intellectual property and proprietary technology adequately, which may impact our commercial success.

- Food safety concerns and concerns about the health risk of our products may have an adverse effect on our business.

- Our ability to maintain and expand our distribution network and attract consumers, customers, distributors, retailers and brokers will depend on a number of factors, some of which are outside our control.

- Our success depends in part on the effectiveness of our digital marketing strategy and the expansion of our social media presence, but there are risks associated with these efforts.

- Failure to manage inventory at optimal levels could adversely affect our business, financial condition and results of operations.

- Information security events, or real or perceived errors, failures, or bugs in our systems; other technology disruptions; or failure to comply with laws and regulations relating to information security could negatively impact our business, our reputation and our relationships with customers.

- Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

- Our operations are subject to regulation by the FDA and other federal, state, and local authorities in the U.S., and in any other jurisdictions in which we may sell our products, and there is no assurance that we will be in compliance with all laws and regulations.

- The market price of our common stock is, and is likely to continue to be, highly volatile and subject to wide fluctuations.

- We have never paid dividends on our common stock and we do not intend to pay dividends for the foreseeable future.

- We are a "smaller reporting company," and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

- The concentration of our stock ownership limits our stockholders' ability to influence corporate matters.

- Our business depends substantially on the continuing efforts of our senior management and other key personnel, including Ira and Claudia Goldfarb, our Executive Chairman and the Chief Executive Officer, respectively, and our business may be severely disrupted if we lose their services.

- A worsening of economic conditions or a decrease in consumer spending may adversely impact our ability to implement our business strategy.

- The failure to successfully integrate newly acquired products or businesses could negatively impact our profitability.

**Risks Related to Our Operating History, Financial Position and Capital Needs**

***We have a limited operating history in our current form and have incurred significant operating losses. As a result of continuing investments to expand our business, we may not achieve or sustain profitability.***

Sow Good was formed and commenced commercial sales of our products in 2021, and in 2023 we started producing and commercializing our freeze dried candy treats, including our Sow Good freeze dried candy line and our Crunch Cream line. On October 1, 2020, we completed our acquisition of S-FDF, LLC (the "Seller"), a Texas limited liability company, pursuant to an Asset Purchase Agreement, between the Company and the Seller, dated June 9, 2020, as subsequently amended effective October 1, 2020 (the "Asset Purchase Agreement"). The assets we purchased under the Asset Purchase Agreement were of a development stage business without any major customers or history of operations upon which to forecast future business trends. As a result, we have a limited operating history and limited experience manufacturing and selling our products, establishing relationships with consumers, customers, suppliers, vendors and distributors and building our brand reputation. These and other factors combine to make it more difficult for us to accurately forecast our future operating results, which in turn makes it more difficult for us to prepare accurate budgets and implement strategic plans. We expect that this uncertainty will continue to exist in our business for the foreseeable future. If we do not address these risks and uncertainties successfully, our operating results could differ materially from our estimates and forecasts, and from the expectations of investors or analysts, which could harm our business and result in a decline in the trading price of our common stock.

As a developing company, we will need to adopt and implement a plan to increase awareness of our products, secure distribution channels, and foster and strengthen our supply, manufacturing and distribution relationships. It is likely our strategic priorities will need to evolve over time and our business would be materially and adversely affected if we do not properly adapt our strategies to our changing needs and changes in the market. As our operations develop and grow, we expect to experience significant increases in our working capital requirements. Even if we obtain additional capital and achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect the Company's business, including our ability to raise additional funds.

In the years ended December 31, 2024 and December 31, 2023, we incurred net losses of approximately $3.6 million and $3.1 million, respectively. We anticipate our operating expenses will increase in the foreseeable future as we seek to expand our retail distribution, invest in our approach to build brand awareness, leverage our product development capabilities, and invest in production capacity and automation. As a result of our continuing investments to expand our business in these and other areas, we expect our expenses to increase significantly, and we may not achieve profitability in the foreseeable future. Even if we are successful in broadening our consumer base, and increasing revenues from new and existing customers, we may not be able to generate additional revenues in amounts that are sufficient to cover our expenses. We may incur significant losses for a number of reasons, including as a result of the other risks and uncertainties described elsewhere in this filing. We cannot assure you that we will continue to achieve profitability in the future or that we will sustain profitability over any particular period of time.

***We may need additional funding in order to fund our existing commercial operations, commercialize new products and grow our business.***

To date, we have financed our operations through private placements of our equity, equity-linked and debt securities. We have devoted substantially all our financial resources and efforts to developing our products, workforce, and manufacturing capabilities. Our long-term growth and success are dependent upon our ability ultimately to expand our manufacturing capacity and generate cash from operating activities. There is no assurance that we will be able to generate sufficient cash from operations or access the capital we need to grow our business. Our inability to obtain additional capital could have a material adverse effect on our ability to fully implement our business plan as described herein and grow our business, to a greater extent than we can with our existing financial resources.

If our available cash balances, net proceeds from anticipated offerings/or anticipated cash flow from operations are insufficient to satisfy our liquidity requirements because of lower demand for our products or due to other risks described herein, we may seek to sell common stock or other securities, enter into an additional credit facility or seek another form of third-party funding, including debt financing. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing stockholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

- provide for additional capacity;

- increase our sales and marketing efforts and address competitive developments;

- provide for supply and inventory costs;

- fund development and marketing efforts of any future products or additional features to then-current products;

- acquire, license or invest in new technologies;

- acquire or invest in complementary businesses or assets; and

- finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

- our ability to achieve revenue growth and improve gross margins;

- the cost of expanding our operations and offerings, including our sales and marketing efforts;

- the effect of competing market developments; and

- costs related to international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences, or privileges senior to those of holders of shares of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of shares of our common stock. The terms of any debt securities issued or borrowings made pursuant to a credit agreement could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights or grant licenses on terms that are not favorable to us.

***Our prior rapid growth may not be indicative of our future growth, and our limited operating history may make it difficult to assess our future viability.***

Our revenues grew from approximately $88.4 thousand for the year ended December 31, 2021 to approximately $428.1 thousand for the year ended December 31, 2022 and approximately $16.1 million for the year ended December 31, 2023, and $32.0 million for the year ended December 31, 2024. However, we saw steep declines in revenue in the third and fourth quarters of 2024. We expect that, in the future, if our revenue returns to higher levels, our revenue growth rate will eventually decline. We also believe that growth of our revenue depends on several factors, including our ability to:

- increase awareness of our brand;

- expand into international markets;

- expand our existing channels of distribution;

- develop additional channels of distribution;

- grow our customer base;

- cost-effectively increase online sales at our direct website and third-party marketplaces;

- effectively introduce new products;

- expand our production capacity, as necessary;

- manufacture at a scale that satisfies future demand; and

- effectively source key raw materials.

We may not successfully accomplish any of these objectives. In addition, we may face increased competition from current or new competitors that may reduce our market share and thereby limit our growth. Since the initial commercialization of our freeze dried candy treats in March 2023, we have not yet demonstrated the ability to sustain rapid growth over a long period of time or achieve profitability at scale. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or had previously achieved profitability.

***If we are unable to successfully manage new product launches, our business and financial results could be adversely affected.***

Due to the highly competitive nature of our product sector, we expect and intend to continue to introduce new products and evolve existing products to better match consumer demand. The success of new and evolved products depends on a number of factors, including timely and successful development and consumer acceptance. Such endeavors may also involve significant risks and uncertainties, including distraction of management from current operations, greater than expected liabilities and expenses, inadequate return on capital, exposure to additional regulations and reliance on the performance of third-parties, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

***We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.***

Our strategy envisions the expansion of our business. If we fail to effectively manage our growth, our financial results could be adversely affected. Our rapid growth has placed and may continue to place significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. We must continue to refine and expand our business capabilities, including in sales, marketing, product development, information technology, equipment, facilities and personnel, as well as our systems and processes and our access to financing sources. We will also need to improve our operational, financial and management controls as well as our reporting systems and procedures. As we grow, we must continue to hire, train, supervise and manage new employees.

We cannot assure that we will be able to:

- meet our capital needs;

- expand our systems effectively or efficiently or in a timely manner;

- allocate our human resources optimally;

- identify and engage qualified employees and consultants, or retain valued employees and consultants; or

- incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business and our results of operations. Managing our planned growth effectively will require us to:

- maintain a low cost of customer acquisition relative to customer lifetime value;

- identify products that will be viewed favorably by customers;

- enhance our facilities and purchase additional equipment at our facility in Irving, Texas; and

- successfully hire, train and motivate additional employees, including additional personnel for our production, sales and marketing efforts and our finance and accounting functions.

The expansion of our products and customer base may result in increases in our overhead and selling expenses. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability. In addition, if we are unable to effectively manage the growth of our business, the quality of our products may suffer and we may be unable to address competitive challenges, which would adversely affect our overall business, operations and financial condition.

**Risks Related to Our Business and Industry**

***The retail food and non-chocolate confectionary and freeze dried candy segments are highly competitive. If our competitors are more successful or offer better value to consumers, our business could decline.***

We operate in a very competitive environment that is characterized by competition from a number of other retailers in the market in which we operate. We compete with large national and regional food retail companies, some of which have greater financial and operational resources than us, and with smaller local retailers, some of which may have lower administrative costs than us. We may be at a competitive disadvantage relative to certain of our large national and regional competitors whose operations are more geographically diversified than ours.

Increased competition could hurt our business. The freeze dried candy is fragmented and in its early stages of development, but it is becoming increasingly competitive. We have experienced a reduction in revenue due to the entrant of a significant competitor in 2024. New competitors may easily enter the freeze dried candy market on which we are focused. The competitors may offer an equivalent or superior product to that of the Company. We expect the number of companies offering products and services in our market segment to increase.

If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected. We can provide no assurance that we will be able to continue to compete successfully in any of our markets. Our inability to continue to compete successfully in any of our markets could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

***We rely on a small number of suppliers to provide our raw materials for certain of our treats, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate.***

We rely on suppliers and vendors to meet our high-quality standards and supply products in a timely and efficient manner. There is, however, no assurance that quality ingredients will continue to be available to meet our specific and growing needs. This may be due to, among other reasons, problems with our suppliers' and vendors' businesses, finances, labor relations, ability to export or import materials, product quality issues, costs, production, insurance and reputation, as well as disease outbreaks or pandemics such as the COVID-19 pandemic, acts of war, terrorism, natural disasters, fires, earthquakes, flooding or other catastrophic occurrences. If for any reason our suppliers or vendors became unable or unwilling to continue to provide services to us, this would likely lead to an interruption in our ability to import our products until we found another source that could provide these services. Failure to find a suitable replacement, even on a temporary basis, would have a material adverse effect on our ability to meet our production targets, make it difficult to grow and would have an adverse effect on our results of operations.

During the year ended December 31, 2024, three key suppliers, Shandong Richfield Foodstuffs Co LTD, Albanese and Jiangsu Shengifan Foodstuff accounted for approximately 77% of our total raw material and packaging purchases. Additionally, we do not have any contractual obligations for the continued supply of raw material and packaging from these key suppliers. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. While we have not had supply chain disruptions to date, and believe that we can quickly find additional sources for our raw material and packaging, in the event that our supply from our current suppliers is interrupted, our operations may be interrupted in the interim resulting in lost revenue, added costs such as, without limitation, shipping costs, and distribution delays that could harm our business and customer relationships until we are able to identify one or more alternative suppliers.

***We have experienced a decline in revenues from the loss of significant customers which has adversely affected our results of operations and financial condition.***

Our results of operations and financial condition have been and could continue to be adversely affected by the loss of significant customers or any significant reduction in revenue volumes from our significant customers, which has occurred in the past and could occur in the future. Certain of our significant customers entered into exclusivity agreements in 2024 with larger new market entrants that have significantly reduced our shelf space and revenue. If other customers enter into exclusivity arrangements with our competitors, or other factors occur limiting our shelf space with significant customers, our revenue will be further reduced.

***The challenges of competing with other non-chocolate confectionary businesses may result in reductions in our revenue and operating margins.***

The retail food industry is very competitive, and particularly so in the non-chocolate confectionary segment. We compete with many companies on the basis of taste, quality and price of product offered, market access and customer service. Our success depends, in part, upon the popularity of our products and our ability to develop new items that appeal to a broad range of consumers. Shifts in consumer preferences, our ability to maintain shelf space in light of more powerful market entrants, our inability to develop new items that appeal to a broad range of consumers, or changes in our offerings that eliminate products popular with some consumers could harm our business. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our revenue and operating margins by forcing us to reduce our prices on similar product offerings in order to remain competitive. We also compete with other employers in our markets for workers and may become subject to higher labor costs as a result of such competition.

We have been able to compete successfully by differentiating ourselves from our competitors by providing an expanding selection of freeze dried treats, competitive pricing and convenience. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Many of our current competitors have, and potential future competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing, and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenues and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate revenues from those customer bases more effectively than we are able to execute upon. There can be no assurance that we will be able to successfully compete against these competitors.

We expect competition in the non-chocolate confectionary and freeze dried treat segments generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our customer base;

- the number of products that we feature on our website;

- the quality and responsiveness of customer service;

- our selling and marketing efforts;

- the quality and price of the products that we offer;

- the convenience of the shopping experience that we provide;

- our ability to distribute our products and manage our operations; and

- our reputation and brand strength.

Given the rapid changes affecting the global, national, and regional economies generally and the food and beverage industry, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to respond to, among other things, changes in consumer preferences, laws and regulations, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition, operating results, liquidity, cash flow and our operational performance.

If we fail to compete successfully in this market, our business, financial condition, and results of operations would be materially and adversely affected.

***Consumer preferences for our products, or for freeze dried candy generally could change rapidly, and, if we are unable to respond quickly to new trends, our business may be adversely affected.***

Our business is focused on the development, manufacture, marketing, and sale of freeze dried treats. Consumer preferences, and therefore demand for our products, could change rapidly as a result of a number of factors, including consumer demand for specific nutritional content, dietary habits, or restrictions, including perceptions regarding food quality, concerns regarding the health effects of certain ingredients or macronutrient ratios, shifts in preferences for product attributes, laws and regulations governing product claims, brand reputation and loyalty, and product pricing. Further, freeze dried candy as a market entrant is in its nascent stage and may not see wide-spread acceptance. A significant shift in consumer demand away from our products, or towards competitive products, could limit our product sales, reduce our market share, and negatively impact our brand reputation, any of which could adversely affect our business, operating results, and financial condition.

***If we fail to grow the value and enhance the visibility of our brand, our business could suffer.***

While we believe we have a strong brand reputation, a key component of our growth strategy involves growing the value and enhancing the visibility of our "Sow Good" brand. Our ability to maintain, position and enhance our brand will depend on a number of factors, including the market acceptance of our current and future product offerings, the nutritional content of our products, food quality and safety, quality assurance, our advertising and marketing efforts, and our ability to build relationships with customers and consumers. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is often based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers, or consumers, could significantly reduce the value of our brand and harm our business.

***Any damage to our reputation or brand image could adversely affect our business or financial results.***

Maintaining a good reputation is critical to our business. Our reputation or brand image has been affected by our product melting problems in 2024 and could be in the future adversely impacted by, among other things, any failure to maintain high ethical, social and environmental sustainability practices for our operations, the views of management and other stakeholders, our impact on the environment, public pressure from investors or policy groups to change our policies, consumer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, including opportunities we choose to forego due to management philosophy, consumer perceptions of our use of social media, or consumer perceptions of statements made by us, our employees and executives, agents or other third-parties. Negative publicity, including as a result of the social or political views of our management, employees, customers or vendors, or misconduct by our consumers, customers, vendors or employees, can also spread rapidly through social media. Should we not respond in a timely and appropriate manner to address negative publicity, our brand and reputation may be significantly harmed. Damage to our reputation or brand image or loss of consumer confidence in our products could adversely affect our business and financial results as well as require additional resources to rebuild or repair our reputation.

***Fluctuations in various food and supply, transportation and shipping costs could adversely affect our operating results.***

Supplies and prices of the ingredients that we are going to use to may be affected by a variety of factors, such as weather conditions (including the effects of climate change), natural disasters, seasonal fluctuations, demand, politics and economics in the production areas. These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits.

We rely on our suppliers to meet our quality standards and to supply ingredients and other products in a timely and safe manner, and in accordance with our product specifications. We have developed and implemented a series of measures to ensure the safety and quality of our third-party supplied products, including using contract specifications, certificates of analysis for some products or ingredients, sample testing by suppliers, and sensory based testing. However, no safety and quality measures can eliminate the possibility that suppliers may provide us with products that are inconsistent with our specifications, below our quality standards, improperly labeled, or unsafe for consumption. If this was to occur, in addition to the risks associated with negative customer and consumer experiences, we could face the possible seizure or recall of our products, or the imposition of civil or criminal sanctions, any of which could have an adverse impact on our business.

In addition, the price of candy, which is currently our main ingredient in our products, can be volatile. The candy of the quality we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any candy that we are going to use in our products could have a significant adverse effect on our profitability. We cannot assure you that we will be able to secure our candy supply. In addition, we may face limits on the ability to source some of the candy for our freeze dried treats.

In addition, our costs are affected by general inflationary pressures related to transportation and shipping costs, particularly to the extent we have additional retail sales and smaller order quantities. Such inflationary pressures could be passed on to the customer and could cause the price of our products to increase, which may impact the attractiveness of our freeze dried treats relative to other candy or snack options with cost sensitive consumers. We are also subject to a reduction in our profitability due to increased labor costs for our employees. As we look to expand our distribution and market, we may not be able to increase our sales prices to absorb these costs. We cannot provide assurances that we will be able to maintain profitability consistent with our goals. If we choose to acquire additional freeze driers, the costs for this equipment may be more than we had expected, and the lead time to receive the equipment once ordered may be longer than we had expected. This could increase our capital needs and also delay our ability to ramp up production in a timely manner to correspond to demand.

In addition, we purchase and use significant quantities of cardboard, film, and plastic to package our products. The costs of these products may also fluctuate based on a number of factors beyond our control, including changes in the competitive environment, availability of substitute materials, and macroeconomic conditions. If we are not successful in managing our raw material and packaging costs, if we are unable to increase our prices to fully or partially offset the increased costs, or if such price increases reduce our sales volumes, then such cost increases will adversely affect our operating results.

***We may not be able to protect our intellectual property and proprietary technology adequately, which may impact our commercial success.***

We believe that our intellectual property and proprietary technology has substantial value and has contributed significantly to the success of our business. We rely on a combination of copyrights, trademarks, trade dress, trade secrets, and trademarks laws, as well as confidentiality agreements and other contractual restrictions, to protect our intellectual property. However, these legal means afford only limited protection and may not adequately protect our intellectual property or permit us to gain or keep any competitive advantage.

Our trademarks, including our Sow Good logo, are valuable assets that reinforce our brand and consumers' favorable perception of our products. We also rely on unpatented proprietary expertise, recipes and formulations, and other trade secrets and copyright protection to develop and maintain our competitive position. Our continued success depends in part upon our ability to protect and preserve our intellectual property.

Our confidentiality agreements with our employees, consultants, independent contractors and suppliers generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our manufacturing know-how and process had been implemented by or with our prior co-manufacturers. As a result, we may not be able to prevent others from using similar processes, which could adversely affect our business. In addition, we have not historically obtained confidentiality agreements or invention assignment agreements from all employees and consultants, which could impact our ability to protect our intellectual property and proprietary technology.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future, or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect customers' or consumers' perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liability, force us to cease use of certain trademarks or other intellectual property, or force us to enter into licenses with others.

***Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights.***

Our commercial success depends on our ability to develop and commercialize our products without infringing the intellectual property or proprietary rights of third parties. However, from time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. Whether merited or not, we may face allegations that we or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties.

It may also be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management's attention and financial resources, and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products, obtain licenses, modify our products while we develop non-infringing substitutes, or incur substantial damages, settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees, or grant cross-licenses to intellectual property rights for our products and solutions. We may also have to redesign our products so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed intellectual property, license the intellectual property on reasonable terms, or obtain similar intellectual property from another source, our revenue and earnings could be adversely impacted.

Further, some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. And even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.

***Food safety concerns and concerns about the health risk of our products may have an adverse effect on our business.***

Food safety is a top priority for us, and we dedicate substantial resources to ensure that our customers enjoy safe and high-quality treats. However, foodborne illnesses and other food safety issues have occurred in the retail food industry in the past and could occur in the future. Also, our reliance on third-party food suppliers, distributors and food delivery aggregators increases the risk that foodborne illness incidents could be caused by factors outside of our control. A failure or perceived failure to meet our quality or safety standards, including product adulteration, contamination, or tampering, or allegations of mislabeling, whether actual or perceived, could occur in our operations, distributors or suppliers. This could result in time consuming and expensive production interruptions, negative publicity, the destruction of product inventory, the discontinuation of sales or our relationships with such distributors or suppliers, lost sales due to the unavailability of product for a period of time and higher-than-anticipated rates of returns of goods. The occurrence of health-related illnesses or other incidents related to the consumption of our products, including allergies, excessive consumption or death to a consumer, could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales.

Noncompliance with applicable food product quality and safety regulations can result in enforcement action by applicable regulatory agencies, including product recalls, market withdrawals, product seizures, warning letters, injunctions, or criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid by us, which would affect our results of operations and financial condition. Moreover, negative publicity also could be generated from false, unfounded or nominal liability claims or limited recalls. The occurrence of foodborne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain, significantly increase costs and/or lower margins for us.

In addition, there is increasing consumer awareness of, and increased media coverage on, the alleged adverse health impacts of consumption of various food products globally. Our products contain fats, sugar and other compounds and allergens, the health effects of which are the subject of public scrutiny, including the suggestion that excessive consumption of sugar and other compounds can lead to a variety of adverse health effects. An unfavorable report on the health effects of certain compounds present in our products, or negative publicity or litigation arising from other health risks such as obesity, could significantly reduce the demand for our products. Additionally, there may be new laws and regulations that could impact the ingredients and nutritional content of our product offerings, or laws and regulations requiring us to disclose the nutritional content of our product offerings or otherwise restrict sales of our treats. A decrease in consumer traffic as a result of these health concerns, laws or regulations or negative publicity could materially and adversely affect our business.

***Product liability exposure may subject us to significant liability.***

We may face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. The sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, suspend production of our products, or cease operations, which may lead to a material adverse effect on our business. In addition, customers may stop placing or cancel orders for such products as a result of such events.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-manufacturers and suppliers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness or death to a consumer, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products. Moreover, claims or liabilities of this type might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Although we maintain product liability and product recall insurance in an amount that we believe to be consistent with market practice, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We have no control over our products once purchased by consumers. Accordingly, consumers may store or prepare our products in a manner that is inconsistent with our directions or store our products for longer than approved periods of time, which may adversely affect the quality and safety of our products.

Although we believe our insurance coverage to be adequate and consistent with industry practice, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. Further, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period, we could incur costs and suffer losses. Inventory, equipment, and business interruption losses may not be covered by our insurance policies. Additionally, insurance coverage may not be available to us at commercially acceptable premiums in the future, or at all.

Overall, we may not be able to avoid significant product liability exposure. A product liability claim could hurt our financial performance. Even if we ultimately avoid financial liability for this type of exposure, we may incur significant costs in defending ourselves that could hurt our financial performance and condition.

***Our ability to maintain and expand our distribution network and attract consumers, customers, distributors, retailers and brokers will depend on a number of factors, some of which are outside our control.***

We sell a substantial portion of our products through retailers such as Five Below, Misfits Market/Imperfect Foods, TJX Canada, Hy-Vee, Cracker Barrel, 7/11, H-E-B, Kroger and Albertsons, and distributors such as Redstone Foods, CB Distributors and Lipari Foods, and online through our website. The largest four purchasers of our products for the year ended December 31, 2024 were Five Below, CB Distributors, Target, and H-E-B, accounting for approximately 72.5% of our revenues for that period.

The loss of, or business disruption at, one or more of these retailers or distributors or a negative change in our relationship with one of our key retailers or a disruption to any one of our sales channels could have a material adverse effect on our business. If we do not maintain our relationship with existing retailers and distributors or develop relationships with new retailers and distributors, the growth of our business may be adversely affected, and our business may be harmed.

In addition, we may not be able to successfully manage all or any of the following factors in any of our current or prospective geographic areas of distribution:

- the level of demand for our brands and product types;

- our ability to price our products at levels competitive with those of competing products; and

- our ability to deliver products in the quantity and at the time ordered by consumers, distributors, retailers and brokers.

Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Further, if we are required to obtain additional or alternative distribution agreements or arrangements with our distributors or retailers in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory distribution agreements may inhibit our ability to implement our business plan or to establish markets necessary to expand the distribution of our products successfully.

***Our customers are not obligated to continue purchasing products from us.***

Most of our customers are retailers or distributors that buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

***If we face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.***

Labor is a significant component of the cost of operating our business. Our ability to meet our labor needs while controlling labor costs is subject to external factors, such as employment levels, prevailing wage rates, minimum wage legislation, union activities, changing demographics, health and other insurance costs and governmental labor and employment requirements. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, while increasing our wages could cause our earnings to decrease. If we face labor shortages or increased labor costs because of increased competition for employees from our competitors and other industries, higher employee-turnover rates, or increases in the federal- or state-mandated minimum wage, change in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our operating expenses could increase and our business, financial condition and results of operations could be materially and adversely affected.

***Our success depends in part on the effectiveness of our digital marketing strategy and the expansion of our social media presence, but there are risks associated with these efforts.***

Our digital marketing strategy is integral to our business, as well as to the achievement of our growth strategies. Maintaining, positioning, and enhancing our brand will depend in part on the success of our marketing efforts. As part of these efforts, we rely on social media and other digital marketing to retain customers, attract new customers and consumers to our brand, and enhance the overall visibility of our brand in the market. However, there are a variety of risks associated with these efforts, including the potential for negative comments about or incidents involving us, whether or not accurate, as well as the potential for the improper disclosure of proprietary information about us or consumers. In addition, there is a risk of the U.S. Federal Trade Commission ("FTC"), or other government agency, or other litigation claiming that our marketing does not meet applicable legal requirements or guidance, is not truthful, is misleading, or is unfair or deceptive to consumers. Further, the growing use of social and digital media may increase the speed and extent that information, or misinformation, and opinions about us and our products can be shared. For example, many social media platforms immediately publish content created or uploaded by their participants, often without filters or checks regarding the accuracy of the content posted. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation, as well as our significant social media presence. In addition, the misuse of social media and digital marketing platforms by us, our employees, customers, consumers, social media influencers, or business partners could increase our costs, lead to litigation, or result in negative publicity that could damage our reputation. If we do not maintain and enhance the favorable perception of our brand, we may not be able to increase product sales, which could prevent us from achieving our strategic objectives.

***Any failure to adequately store, maintain and deliver our products could materially adversely affect our business, reputation, financial condition, and operating results.***

Our ability to adequately store, maintain, and deliver our products is critical to our business. Keeping our food products at specific temperatures and humidity levels maintains food safety and quality. For example, in 2024, our products suffered a melting issue during shipment that resulted in a loss of sales and additional costs related to remediation. In the event of extended power outages, labor disruptions, natural disasters or other catastrophic occurrences, including extreme heat, failures of the refrigeration systems in our third-party delivery trucks, or other circumstances, our inability to store inventory at appropriate temperatures and low humidity could result in significant product inventory losses, as well as increased risk of food-borne illnesses and other food safety incidents. Improper handling or storage of food by a customer, without any involvement or fault of ours or our retail customers, could result in food-borne illnesses, which could result in negative publicity and harm to our brand and reputation. Any failure to adequately store, maintain, or transport our products could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, reputation, financial condition, and operating results.

***Failure to manage inventory at optimal levels could adversely affect our business, financial condition and results of operations.***

We are required to manage a large volume of inventory of products effectively for our business. We depend on our forecasts for the anticipated demand for our products to make procurement plans and manage our inventory. Our forecast for demand, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, product defects, changes in consumer spending patterns, supplier back orders and other supplier-related issues, distributors' and retailers' procurement plans, as well as the volatile economic environment in the markets where we sell our products. In addition, when we launch a new product with new components or raw material, it may be difficult to establish relationships, determine appropriate raw material and product selection, and accurately forecast market demand for such product. We cannot assure you that we will be able to maintain proper inventory levels for our business at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

Inventory levels in excess of distributor and/or consumer demand may result in inventory write-downs or an increase in inventory holding costs and a potential negative effect on our liquidity. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our storing system. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. For example, with the loss of certain significant customers and the reduction in sales related to the heat related product damage in late 2024, our inventory levels based on our growth rate at the beginning of 2024 increased significantly, resulting in write-downs and negatively impacted our financial position. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

Conversely, if we underestimate distributor or consumer demand, or if our supplier fails to provide products to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to purchase our products at higher costs, result in unfulfilled product orders, leading to a negative impact on our financial condition and our relationships with distributors or consumers. Under-stocking can lead to missed sales opportunities, while over-stocking could result in inventory depreciation and decreased shelf space for products that are in higher demand. These results could adversely affect our business, financial condition and results of operations.

***Information security events, or real or perceived errors, failures, or bugs in our systems; other technology disruptions; or failure to comply with laws and regulations relating to information security could negatively impact our business, our reputation and our relationships with customers.***

Our continued success depends in part on our systems, applications, and software continuing to operate to meet our business demands. We rely on information technology systems and infrastructure for substantially all aspects of our business operations. We use mobile applications, social networking, and other online activities to connect with our customers, consumers, suppliers, and employees. Our business involves the storage and transmission of confidential information and intellectual property, including information pertaining to customers, consumers, vendors, distributors, and suppliers, and employees. We also may maintain financial and strategic information about us and our business partners. Further, as we pursue new initiatives that enhance our operations and cost structure, potentially including acquisitions, we may also be required to expand and improve our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. Like all technology and information systems, such use gives rise to cybersecurity risks, including security incidents, espionage, system disruption through material errors, failures, vulnerabilities, or bugs, particularly when new features or capabilities are released, theft, and inadvertent release of information. Our technology and information systems may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware, and similar incidents or disruptions from unauthorized access or use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays, or website or mobile app shutdowns. Electronic security attacks designed to gain access to personal, sensitive, or confidential data are constantly evolving, and such attacks continue to grow in sophistication. If we fail to assess and identify cybersecurity risks associated with new initiatives or acquisitions, we may become increasingly vulnerable to such risks.

While we have implemented measures designed to prevent security incidents and cyber attacks, our preventative measures and incident response efforts may not be effective. The theft, destruction, loss, misappropriation, misuse, or release of sensitive or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, reputational harm, violation of privacy laws, loss of customers, and liability, all of which could have a material adverse effect on our business, operating results, and financial condition. Additionally, as a result of a security incident, we could be subject to demands, claims, and litigation by private parties and investigations, related actions, and penalties by regulatory authorities. Moreover, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of laws and regulations relating to the unauthorized access to, or acquisition, use, or disclosure of personal information.

Further, our operations depend on the continuing and efficient operation of our information technology, communications systems and infrastructure, and on cloud-based platforms, including platforms operated by vendors. Any of these systems and infrastructure are vulnerable to damage or interruption from earthquakes, vandalism, sabotage, terrorist attacks, floods, fires, power outages, telecommunications failures, computer viruses or other deliberate attempts to harm the systems. The occurrence of a natural or intentional disaster, any decision to close a facility we are using without adequate notice, or particularly an unanticipated problem at a cloud- based virtual server facility, could result in harmful interruptions in our service, resulting in adverse effects to our business. Although we have invested in the protection of data and information technology, there can be no assurances that our efforts will protect us against significant breakdowns, breaches in our systems, or other cyber incidents that could have a material adverse effect on our reputation, business, operations, or financial condition of the company.

***Our collection, use, and disclosure of information, including personal information, is subject to federal, state and foreign privacy and security regulations and binding industry standards; new or changed regulations could impose significant costs to our operation and failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.***

We are subject to numerous federal, state and local rules and regulations relating to the collection, processing, storing, sharing, disclosure, use, and security of personal information and other data. We also are or may in the future be subject to contractual obligations to protect data. We strive to comply with applicable laws, contractual obligations, and our own policies pertaining to the processing of personal information. Nevertheless, such laws, regulations, and other obligations may require us to change our business practices and may negatively impact our ability to expand our business and pursue business opportunities. We may incur significant expenses to comply with the laws, regulations, and other obligations that apply to us. Additionally, the privacy- and data protection-related laws, rules, and regulations applicable to us may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, new laws, rules, and regulations could be enacted with which we are not familiar or with which our practices do not comply.

Several U.S. jurisdictions have passed omnibus privacy laws that apply to us now or may apply in the future as we grow and expand, and other jurisdictions are considering imposing additional restrictions. Examples include the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act (collectively, "CPRA"). Since the passage of the CCPA, more than ten (10) U.S. states have enacted omnibus privacy laws, which will go into effect at varying dates through 2026. The CCPA and other state omnibus laws provide consumers with substantial rights over their personal information, impose notice obligations on companies, and require companies to implement programs to manage such rights. As Company operates in the business-to-business space, Company will not be directly subject to the majority of the enacted state omnibus privacy laws. Nonetheless, to the extent that certain of these laws are applicable to us, and to the extent that other states enact laws in the future that are or may be applicable to us, we will need to expend resources to evaluate such regulations and implement compliance solutions. If we engage in email marketing or certain telemarketing activities, we will be subject to issue-specific laws pertaining to the use of information, including laws on marketing and advertising, such as the Telephone Consumer Protection Act and the Telemarketing Sales Rule and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, and their state counterparts.

Further, if our operations bring us into the scope of non-U.S. privacy and data protection regulations, we may be subject to additional privacy and data protection regulations, which may require us to spend resources to comply with such programs and expose us to risk for any actual or perceived failure to comply.

We also are or may be subject to binding industry standards, including the Payment Card Industry Data Security Standard ("PCI-DSS"), due to our acceptance of payment cards. If we or our payment processors fail to comply with the PCI-DSS, we may incur significant fines or liability and lose access to major payment card systems. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Any failure or perceived failure by us to comply with privacy or data protection laws, policies, or industry standards or any security incident that results in the unauthorized release of personal information may result in governmental enforcement actions and investigations, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Such failures could have a material adverse effect on our financial condition and operations. If the third parties we work with violate applicable laws, contractual obligations or suffer a security incident, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business.

***Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.***

As part of our growth strategy, we expect to continue to expand our international operations and manufacturing capacity, and provide our treats in additional languages and on-board new customers outside the U.S. Any new markets or countries into which we attempt to conduct business and sell our treats may not be receptive to our business development activities. We believe that our ability to attract new customers is directly correlated to the level of engagement we achieve with our customers in their home countries. To the extent that we are unable to effectively engage with non-U.S. customers, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

- increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions;

- providing our treats and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our marketing and products to ensure that they are culturally appropriate and relevant in different countries;

- compliance with non-U.S. data privacy, protection and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

- legislative changes that may impose fines or other penalties for failure to comply with certain content removal, law enforcement cooperation and disclosure obligations;

- longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

- hiring, training, motivating and retaining highly-qualified personnel, while maintaining our unique corporate culture;

- increased financial accounting and reporting burdens and complexities;

- longer sales cycles;

- requirements or preferences for domestic products;

- differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

- orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our services;

- political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

- changes in a specific country's or region's political or economic conditions;

- compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our treats and develop our business in certain non-U.S. markets, and the risks and costs of non-compliance;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

- fluctuations in currency exchange rates and related effects on our results of operations;

- difficulties in repatriating or transferring funds from or converting currencies in certain countries;

- communication and integration problems related to entering new markets with different languages, cultures and political systems;

- new and different sources of competition;

- differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

- the need for localized subscription agreements;

- the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

- increased reliance on channel partners;

- reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

- compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our ability to expand our business outside of the United States and thereby our business more generally, as well as our results of operations, financial condition and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our treats, each of which could adversely affect our business, results of operations and financial condition.

**Risks Related to the Regulatory Environment**

***Our operations are subject to regulation by the FDA and other federal, state, and local authorities in the U.S., and in any other jurisdictions in which we may sell our products, and there is no assurance that we will be in compliance with all laws and regulations.***

Our operations are subject to extensive regulation by the FDA, and other federal, state, and local authorities in the U.S. and in any other jurisdictions in which we may sell our products. Specifically, for products manufactured or sold in the U.S., we are subject to the requirements of the Federal Food, Drug, and Cosmetic Act ("FDCA") and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, ingredients, packaging, labeling, and safety of food. Under this program, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices ("GMPs"), and supplier verification requirements. If our products are not manufactured, processed, packaged and labeled in conformity with our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products or result in a recall of our product, that have already been distributed. If the FDA or another regulatory authority determines that we or our suppliers or other business partners have not complied with applicable regulatory requirements, our business may be adversely impacted.

We seek to comply with applicable laws and regulations through expert personnel with experience to ensure quality-assurance compliance and contracting with third-party laboratories that conduct analyses of new products to establish nutrition labeling information and to help identify certain potential contaminants before distribution. Our existing compliance structures may be insufficient to address the current or changing regulatory environment. This may result in gaps in compliance coverage or the omission of necessary new compliance activity. The failure to comply with applicable laws and regulations, or maintain permits, licenses, or registrations relating to our or their operations, could subject us to civil remedies or penalties, including fines, injunctions, product recalls, warning letters, or restrictions on the marketing or manufacturing of products, as well as potential criminal sanctions, any of which could result in increased operating costs and reputational harm. In addition, changes to laws, regulations, or policies applicable to foods could leave us vulnerable to adverse governmental action and materially adversely affect our business, operating results, and financial condition.

***Even inadvertent, non-negligent or unknowing violations of federal, state, or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, operating results, and financial condition.***

The FDCA, which governs the shipment of foods in interstate commerce, generally does not distinguish between intentional and unknowing, non-negligent violations of the law's requirements. Most state and local laws operate similarly. Consequently, almost any deviation from subjective or objective requirements of the FDCA, or applicable state or local laws, leaves us vulnerable to a variety of administrative actions, enforcement actions, and/or civil and criminal penalties. Failure to comply with laws and regulations could materially adversely affect our business, operating results, and financial condition.

## Risks Related to Ownership of Our Common Stock

***The market price of our common stock is, and is likely to continue to be, highly volatile and subject to wide fluctuations.***

The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors, some of which are beyond our control, including but not limited to:

- dilution caused by our issuance of additional shares of common stock and other forms of equity securities, which we expect to make in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;

- quarterly variations in our revenues and operating expenses as we commence our production and sales;

- changes in the valuation of similarly situated companies, both in our industry and in other industries sales;

- challenges associated with timely SEC filings;

- changes in analysts' estimates affecting our company, our competitors and/or our industry;

- changes in the accounting methods used in or otherwise affecting our industry;

- additions and departures of key personnel;

- fluctuations in interest rates and the availability of capital in the capital markets;

- significant sales of our common stock following the registration of shares;

- any guidance we may provide to the public, any changes in this guidance, or our failure to meet this guidance;

- announcements of new products by us or our competitors, and competition from new or existing products;

- addition or loss of significant customers, suppliers or other business partners;

- new laws or regulations applicable to our business or products, or changes to the interpretation of existing laws or regulations;

- announcements of significant acquisitions, strategic partnerships, or joint ventures by us or our competitors;

- outcome of litigation, regulatory matters, enforcement actions, or other disputes that may arise; and

- general economic, industry, and market conditions.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of our common stock and our results of operations and financial condition.

Further, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the trading prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations may negatively impact the trading price of our common stock.

In the past, companies that have experienced volatility in the trading of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

***We have never paid dividends on our common stock and we do not intend to pay dividends for the foreseeable future.***

We have never declared or paid any dividends on our common stock and do not intend to pay any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings if any, to service debt, fund growth, develop our business, fund working capital needs, and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment in our common stock.

***Future sales and issuances of our common stock, or securities convertible into or exercisable for our common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the trading price of our common stock to decline.***

In the future, we may sell shares of our common stock, or securities convertible into or exercisable for our common stock, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue additional shares of our common stock to directors, officers, employees, and consultants pursuant to our equity incentive plans. If we sell shares of our common stock, or securities convertible into or exercisable for our common stock, in subsequent transactions, or if shares of our common stock are issued pursuant to our equity incentive plans, investors may be materially diluted. In addition, new investors in such subsequent transactions could receive securities with rights senior to those of holders of our common stock.

***We are a "smaller reporting company," and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.***

We are a "smaller reporting company" under applicable SEC rules, meaning that the market value of our common stock held by non-affiliates is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250.0 million, or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700.0 million. As a smaller reporting company, we have chosen to present only the two most recent years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure in this Annual Report on Form 10-K, and we have taken advantage of reduced disclosure obligations regarding executive compensation.

***Our quarterly operating results have fluctuated and may in the future fluctuate significantly, period-to-period comparisons of our results may not be meaningful, and these fluctuations may cause the price of our common stock to decline.***

Our quarterly results, including our revenues, operating expenses, operating margins, and profitability, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. Accordingly, the results of any one quarter should not be viewed as a prediction or indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business.

Factors that may cause fluctuations in our quarterly results include, but are not limited to:

- our inability to retain our existing customers, and expand sales of our products to our existing customers;

- our ability to attract new customers and consumers to our brand, the type and amount of products purchased, and the cost of acquisition;

- the mix of our products sold during the period, and the gross margins associated with those sales;

- changes in our pricing policies, or those of our competitors;

- the amount and timing of discounts, rebates, or promotional activity;

- the amount and timing of costs and operating expenses related to the expansion of manufacturing capacity, distribution channels, production capabilities, and operational infrastructure;

- the amount and timing of costs and operating expenses associated with developing and commercializing new products;

- the amount and timing of costs and operating expenses related to the acquisition of businesses, assets, technologies, or intellectual property rights;

- the timing and impact of any security breaches, service outages or other performance problems with our technology infrastructure and software solutions;

- the timing and costs associated with legal or regulatory actions;

- changes in the competitive dynamics of our industry, including consolidation among customers, suppliers, or competitors;

- loss of our executive officers or other key employees;

- trends and conditions impacting the consumer packaged goods industry, and the freeze dried goods category in particular;

- the impacts and disruptions caused by the COVID-19 pandemic, or any other pandemics, epidemics, disease outbreak, or similar widespread public health concern on our business and operating results, or incidence of disease; and

- general economic, political, social, and market conditions.

Fluctuations in quarterly results, or for any other period, may negatively impact the value of our common stock, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results, or results for any other period, fall below the expectations of investors or any securities analysts who follow our stock, or below any guidance we may provide, the trading price of our common stock could decline substantially.

**Risks Related to Accounting and Tax Matters**

***Changes in tax laws or regulations that are applied adversely to us in the various tax jurisdictions to which we are subject could increase the costs of our products and harm our operating results.***

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our business, operating results, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fines, and penalties, and interest for past amounts deemed to be due, any of which would harm our operating results.

***Changes in existing financial accounting standards or practices may require us to restate our reported financial results or harm our operating results.***

GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Adoption of such new standards and any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could lead to regulatory enforcement actions, cause investors to lose confidence in our financial reports, and result in a decline in the trading price of our common stock.

**General Risks**

***Our business depends substantially on the continuing efforts of our senior management and other key personnel, including Ira and Claudia Goldfarb, our Executive Chairman and the Chief Executive Officer, respectively, and our business may be severely disrupted if we lose their services.***

Our future success heavily depends on the continued service of our senior management and other key employees, especially the continued contributions of Ira and Claudia Goldfarb, our Executive Chairman and Chief Executive Officer, respectively, whose knowledge, leadership and technical expertise would be difficult to replace. Our executive officers or key personnel could terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees. If one or more of our senior executives is unable or unwilling to continue to work for us in the present position, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating a replacement into our operations, which would substantially divert management's attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy.

***A worsening of economic conditions or a decrease in consumer spending may adversely impact our ability to implement our business strategy.***

Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. There is no certainty regarding economic conditions in the United States, and credit and financial markets and confidence in economic conditions could deteriorate at any time. Accordingly, we may experience declines in revenue during economic turmoil or during periods of uncertainty. In addition, sustained periods of inflation may result in a decline in the amount of discretionary spending and otherwise hamper our gross margins. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Any material decline in the amount of discretionary spending, leading cost-conscious consumers to be more selective in food products purchased, could have a material adverse effect on our revenue, results of operations, business and financial condition.

***Global climate change, severe weather patterns and natural disasters may negatively affect our business, operating results, financial condition, cash flows and prospects.***

We are subject to risks associated with the long-term effects of climate change on the global economy and on our industry in particular. Extreme weather and natural disasters that occur around the globe, such as drought, extreme heat and heat waves, wildfires, storms, changes in ocean currents and flooding, could make it more difficult and costly for us to manufacture and deliver our products to our customers, obtain raw materials from our suppliers, or perform other critical corporate functions.

Adverse weather conditions and natural disasters could increase our costs of storing and transporting our inventory or disrupt production schedules. Our manufacturing operations also could be adversely affected by reduced water availability resulting from droughts or other interruptions from acute and chronic physical climate events due to climate change, including droughts, heat waves, freezing temperatures, changing precipitation patterns and heat stress. There is a global concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of natural disasters. The impact of a natural disaster such as an earthquake, tsunami, tornado, flood, wildfire, drought or other natural disaster or severe weather event at any of our facilities on our overall operations is difficult to predict, but such a natural disaster or severe weather event could seriously disrupt our entire business and lead to substantial losses.

***The failure to successfully integrate newly acquired products or businesses could negatively impact our profitability.***

From time to time, we may consider opportunities to acquire other products or businesses that may expand the breadth of our markets or customer base. The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management's attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brand and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits of such acquisitions and could harm our financial performance. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or businesses. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

***Claims, legal proceedings, and other disputes could divert our management's attention, have a negative impact on our reputation, expose us to significant liabilities, and make it more difficult to obtain insurance coverage.***

From time to time, we may be party to various claims, legal proceedings, and other disputes. We evaluate these matters to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

Even when not merited, the defense of legal proceedings may divert our management's attention, and we may incur significant expenses in defending these matters. The results of legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these proceedings may result in adverse monetary damages, penalties, or injunctive relief against us, which could have a material adverse effect on our operating results, financial condition, and liquidity. Any legal proceedings or other disputes, even if fully indemnified or insured, could have a negative impact on our reputation, and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Further, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions and caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and amount of our recovery.

***Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.***

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

*Risk Management and Strategy:*

The Company has processes for assessing, identifying, and managing material risks from cybersecurity threats.   The Company has designed and implemented a cybersecurity incident response plan and related processes, which is overseen by an internal information technology specialist.  Cybersecurity threats are identified and escalated to a member of management pursuant to criteria set forth in these processes.

The audit committee of the board of directors (the "Audit Committee") is responsible for establishing and monitoring the integrity and effectiveness of controls and other procedures, which are designed to ensure that (1) all information required to be disclosed is recorded, processed, summarized, and reported accurately and on a timely basis, and (2) all such information is accumulated and communicated to management and the Company's board of directors, as appropriate, to allow for timely decisions regarding such disclosures.  The controls and procedures subject to the Audit Committee's oversight include processes related to managing material risks from cybersecurity threats.  Accordingly, the Company's cybersecurity processes have been integrated into the Company's overall processes.

*Governance:*

The Audit Committee operates under a written charter adopted by the Company's board of directors.  The Audit Committee oversees, among other things, a system of internal controls, including internal controls designed to assess, identify, and manage material risks from cybersecurity threats.   The Audit Committee is also responsible for the adequacy and effectiveness of the Company's internal controls, including those internal controls that are designed to assess, identify, and manage material risks from cybersecurity threats.

The Audit Committee is informed of material risks, if any, from cybersecurity threats pursuant to escalation criteria set forth in the Company's disclosure controls and procedures.   Further, at least once per quarter, a member of the Company's Audit Committee reports material risks, if any, from cybersecurity threats to the Company's board of directors.

The Company's management team also assesses and manages material risks, if any, from cybersecurity threats.

The Audit Committee is responsible for establishing and monitoring the integrity and effectiveness of controls and other procedures, including controls and procedures related to managing material risks from cybersecurity threats, which are designed to ensure that (1) all information required to be disclosed is recorded, processed, summarized, and reported accurately and on a timely basis, and (2) all such information is accumulated and communicated to management and the Company's board of directors, as appropriate, to allow for timely decisions regarding such disclosures.

The Company's Information Technology Manager oversees the Company's incident response plan and related processes designed to assess and manage material risks, if any, from cybersecurity threats. The Information Technology Manager also coordinates with any consultants, auditors and other third parties to assess and manage material risks, if any, from cybersecurity threats.

The Company's Information Technology Manager is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents pursuant to criteria set forth in the Company's incident response plan and related processes. The Company's Information Technology Manager is also informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents pursuant to notification criteria set forth in the Company's contracts with third-party service providers. Further, the Company's Information Technology Manager is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents pursuant to reports prepared by consultants, auditors, and other third parties retained by the Company, if necessary, to investigate cybersecurity incidents.

The Company's Information Technology Manager informs the Audit Committee of cybersecurity incidents that may be material pursuant to escalation criteria set forth in the Company's incident response plan and related processes.

The Company's Information Technology Manager or a delegate thereof also prepares a report for the Audit Committee and the Company's board of directors concerning material risks, if any, from cybersecurity threats at least once per quarter, and more often to the extent necessary pursuant to the escalation criteria set forth in the Company's processes described herein.

As of the date of this Annual Report on Form 10-K, the Company is not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For additional information concerning risks related to cybersecurity, see Item 1A. Risk Factors.

## ITEM 2.  PROPERTIES

We do not own any real property. Our principal executive office and manufacturing facility is located in Irving, Texas, where we lease approximately 20,945 square feet of space under a lease agreement with an entity owned entirely by Ira Goldfarb that expires in September 2025, subject to two options to extend the term of the lease for successive five-year periods.

In addition to our principal executive office and food manufacturing facility, we lease approximately 51,264 square feet and 9,900 square feet at two separate warehouse facilities located in Irving, Texas, which we use to receive, store, package, and distribute our products, as well as for office and administrative purposes.

We also lease approximately 324,000 additional square feet for industrial and manufacturing space, in Dallas, Texas.

The Company also subleases approximately 141 rentable square meters in Mexico City, Mexico, which the Company uses as office space. The term of the sublease is approximately seventeen months and does not have a renewal period.

We believe that these facilities are sufficient to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional space will be available as needed to accommodate expansion of our operations.

## ITEM 3.  LEGAL PROCEEDINGS

From time to time in the ordinary course of business, we are a party to various types of legal proceedings. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

## ITEM 4.  MINE SAFETY DISCLOSURES

None.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

**Common Stock**

On May 2, 2024, trading of the Company's common stock commenced on the Nasdaq Capital Market stock exchange under the symbol "SOWG." Prior to that, shares of our common stock traded on the over-the-counter market and were quoted on the OTCQB tier of the OTC Markets under the symbol "SOWG." On March 25, 2025, the closing price of our common stock was $1.17.

The following table sets forth, for the fiscal quarters indicated, the high and low bid information for our common stock, as reported on the The Nasdaq Capital Market or OTC Markets, as applicable. During periods for which the shares were traded on the OTC Markets, the following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

|  | High |  | Low |  |
|---|---|---|---|---|
| **Fiscal Year Ended December 31, 2024** |  |  |  |  |
| First Quarter | $ | 10.50 | $ | 7.13 |
| Second Quarter | $ | 23.68 | $ | 9.75 |
| Third Quarter | $ | 23.56 | $ | 10.32 |
| Fourth Quarter | $ | 11.50 | $ | 2.04 |
|  |  |  |  |  |
| **Fiscal Year Ended December 31, 2023** |  |  |  |  |
| First Quarter | $ | 4.40 | $ | 2.00 |
| Second Quarter | $ | 7.00 | $ | 3.50 |
| Third Quarter | $ | 7.00 | $ | 3.75 |
| Fourth Quarter | $ | 10.05 | $ | 6.19 |

As of March 25, 2025, there were approximately 346 record holders of our common stock, not including shares held in "street name" in brokerage accounts which is unknown, and 11,383,060 shares of common stock outstanding on record.

**Dividend Policy**

Since the inception of the Company, we have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our common stock. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors in accordance with applicable laws and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. Our ability to pay dividends in the future may also be limited by covenants of any future outstanding indebtedness we incur.

**Unregistered Issuance of Equity Securities**

The following issuances of our securities during the twelve months ended December 31, 2024 were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder.

The Company sold 12,374 shares of its common stock, par value $0.001 at a price of $2.05 per share to Claudia and Ira Goldfarb pursuant to a Stock Purchase Agreement, dated as of December 31, 2024.

On March 28, 2024, the Company raised $3,738,078 of capital from the sale of 515,597 newly issued shares of common stock at a share price of $7.25 in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof. Investors in the private placement included Sow Good's Chief Executive Officer and Executive Chairman, in addition to certain other Sow Good board members, related parties, and accredited investors. The proceeds were used in funding incremental capital expenditures and general operating expenses.

On May 2, 2024, the Company priced its registered underwritten public offering of 1,200,000 shares of the Company's common stock, par value $0.001 at a price of $10.00 per share. In addition, the Company granted the underwriters a 30-day overallotment option to purchase up to 180,000 additional shares of common stock and issued to the underwriters warrants to purchase 120,000 shares of Common Stock. On May 1, 2024, the Company received approval to list its common stock on the Nasdaq Capital Market stock exchange ("Nasdaq"). Trading on Nasdaq commenced on May 2, 2024. On May 9, 2024, the underwriters purchased all of the additional shares pursuant to the full exercise of their overallotment option. Including proceeds from the additional shares, the proceeds from the public offering were approximately $11,974,976 net of offering expenses and underwriting discounts and commissions. The proceeds are currently anticipated to be used for general corporate purposes, which may include funding working and growth capital, the expansion of our sales and marketing function and the reduction of certain tranches of our indebtedness.

On April 15, 2024, the Company issued 2,186,250 shares of its common stock in connection with the exercise of warrants that were issued between December 2021 and May 2023 (the "Warrants"), with exercise prices varying from $2.21 to $2.60 (the "Warrant Exercise"). None of the Warrants were amended prior to or in connection with the Warrant Exercise. Each of the exercising holders of warrants (collectively, the "Holders"), received its warrants in connection with the incurrence by the Company of indebtedness pursuant to various tranches of promissory notes issued between December 2021 and May 2023 (collectively, the "Notes"). The Warrants were classified as permanent equity at inception. Due to a redemption feature in the Warrants allowing the Company to redeem the Warrants for $0.001 per Warrant if the daily volume weighted average price per share over thirty consecutive trading days is above $9.00, the Company received indications of intent to exercise Warrants from various Holders given the recent increase in trading price of the Company's common stock. With authorization from the Company's Board of Directors, each of the Holders was provided an opportunity to, and agreed to, amend certain of such Holder's Notes (the "Notes Amendment") to allow for the partial prepayment of principal in an aggregate amount equal to the exercise price of such Holder's Warrants. In addition to the Notes Amendment, certain of the Holders elected use a portion of the accrued but unpaid interest under such Holder's Notes to pay the exercise price of the Warrants. Certain of the Notes were repaid in full as a result of the Warrant Exercise and thereby did not need to be amended pursuant to the Notes Amendment (the Warrant Exercise, whether by partial or full repayment of principal, or by election to use a portion of accrued but unpaid interest under the Notes, together with the Notes Amendment, the "Warrant Exercise Transaction"). As a result of the Warrant Exercise Transaction, excluding the impact of deferred debt costs, the Company's debt was reduced by $5,200,362, accrued interest payable was reduced by $98,750, common equity was increased by $5,299,112 and the Company issued an aggregate of 2,186,250 shares of common stock.

During the twelve months ended December 31, 2024, the Company issued 50,459 shares of common stock upon the exercise of stock options by employees, directors, and consultants under its 2020 Stock Option Plan. The aggregate proceeds from the exercise of these options were approximately $163,854. The proceeds were used for general corporate purposes, which include capital expenditures for the expansion of our production capacity, funding working and growth capital, the expansion of our sales and marketing function and the reduction of certain tranches of our indebtedness.

During the twelve months ended December 31, 2024, the Company issued 52,500 shares of common stock upon the exercise of warrants by directors, and consultants under issued in 2020 as compensation for personal guarantees of debt. The aggregate proceeds from the exercise of these warrants were approximately $210,000. The proceeds were used for general corporate purposes, which include capital expenditures for the expansion of our production capacity, funding working and growth capital, the expansion of our sales and marketing function and the reduction of certain tranches of our indebtedness.

## ITEM 6.  SELECTED FINANCIAL DATA.

Not applicable.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated historical financial statements and the notes to those statements that appear elsewhere in this report. Certain statements in the discussion contain forward-looking statements based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

**Overview and Outlook**

Sow Good is a trailblazing U.S.-based freeze dried candy and snack manufacturer dedicated to providing consumers with innovative and explosively flavorful freeze dried treats. Sow Good has harnessed the power of our proprietary freeze drying technology and product-specialized manufacturing facility to transform traditional candy into a novel and exciting everyday confectioneries subcategory that we call freeze dried candy. We began commercializing our freeze dried candy products in the first quarter of 2023, and as of December 31, 2024, we have twenty-one stock keeping units ("SKUs") in our Sow Good Candy line of treats and three SKUs in our Sow Good Crunch Cream line. We sell our treats using an omnichannel strategy primarily focused on the wholesale and retail channels with less than 2% of sales coming from e-commerce as of December 31, 2024. As of December 31, 2024, our treats are offered for sale in approximately 3,000 brick-and-mortar retail outlets in the United States.

We have custom-built a 20,945 square foot freeze drying facility in Irving, Texas. Freeze drying removes up to 99% of moisture from a product in its frozen state by applying a small amount of heat in an extremely low air pressure, near outer space-like environment, through the use of massive vacuum chambers, resulting in moisture being removed from the product at the speed of sound. This process of removing moisture from the product, which can take up to twenty-four hours, concentrates its flavor, creating a "hyper dried, hyper crunchy, and hyper flavorful" snackable treat. Our freeze drying process and expertise allow us to easily expand our manufacturing into other freeze dried snacks, such as yogurt snacks. Our commitment to providing the most flavorful and crunchy treats extends into the product packaging process, where our employees are dedicated to hand-packaging our treats through our precision packaging process in vigilantly managed low humidity conditions to protect our treats from reintroduction to moisture.

We have built six bespoke freeze driers using proprietary technology tailored specifically to our products which allows us to freeze dry up to 24 million units of freeze dried candy per year, creating a truly state-of-the-art facility in Irving, Texas. We also have six additional freeze driers, which we can have operational by the end of 2025, as needed.

Sow Good, co-founded by Claudia and Ira Goldfarb, brings over a decade of manufacturing expertise to the consumer packaged goods ("CPG") sector, specializing in advanced freeze-drying technology. Leveraging our proprietary technology, Sow Good delivers innovative, high-quality products with a long shelf life and natural preservation. Beyond product innovation, we are committed to job creation and positive community impact, making Sow Good a forward-thinking force in the industry.

Our products have launched in retailers nationwide from convenience and grocery stores to big-box retailers, such as Five Below, Misfits Market/Imperfect Foods, TJX Canada, Hy-Vee, Cracker Barrel, 7/11, H-E-B, Kroger and Albertsons. In addition, we sell a substantial portion of our products through distributors such as Redstone Foods, CB Distributors and Lipari Foods. We believe there is a significant growth opportunity in increasing our shelf presence, SKU portfolio, and number of stores with our existing customers. As we scale production, we will have the ability to increase the availability of our products to these customers in current locations and distribution to more of their stores, while also broadening our SKU portfolio offerings. Bolstering our distribution and sales force will be a key growth driver for Sow Good so more of our products are available wherever our consumers choose to shop, whether it be a retail store, convenience store, or directly online. To further support our retail launches with existing customers and strengthen our brand name, we are also introducing our product displays with distinctive designs and product highlights to enhance our visibility in current stores and educate new consumers on the advantages of freeze dried treats. We believe this strategy will capture the attention of new consumers, further educate and attract current consumers, and ultimately, increase sales for our retailers.

Our omnichannel distribution strategy has three key components: retailers, e-commerce, and distributors. In aggregate, this omnichannel strategy provides us with a diverse set of consumers and customer partners, leading to a larger total addressable market opportunity than is normally available to products sold only in grocery stores, along with an opportunity to develop a direct relationship with our customers at our website, *www.thisissowgood.com* and our social medial pages.

**Key Factors Affecting our Performance**

We believe the growth of our business and our future success is dependent upon many factors. While the factors and trends described below present significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our results of operations. These factors and trends in our business have driven fluctuations in revenues over the periods presented and are expected to be key drivers of our results of operations and liquidity position for the foreseeable future.

### *Ability to Compete Against Competitors with Greater Resources and Market Clout*

We operate in a highly competitive industry against competitors with significantly greater financial and other resources.  We have become aware of certain of our competitors using their status in the market and marketing spend to limit our current and future customers from purchasing our products or reducing our shelf space. This caused the loss of significant customers with resulted in a significant reduction in revenue and an increase in our inventory. Our ability to keep our current customers, or grow our SKU portfolio on their shelves, and continue to expand our sales with new customers will depend on our competitors' ability to leverage their market status and financial resources to limit our access to consumers and our ability to compete with these larger competitors.

### *Ability to Grow Our Customer Base in Retail and Traditional Wholesale Distribution Channels*

We are currently growing our customer base in a variety of physical retail and traditional wholesale distribution channels. Our products have launched in retailers nationwide from convenience and grocery stores to big-box retailers, such as Five Below, Misfits Market/Imperfect Foods, TJX Canada, Hy-Vee, Cracker Barrel, 7/11, H-E-B, Kroger and Albertsons. In addition, we sell a substantial portion of our products through distributors such as Redstone, CB Distributors and Lipari Foods. Given the nascent state of the freeze dried candy segment and the number of potential retailer and wholesaler customers, we also believe there is a significant growth opportunity with customer acquisition in both the retail and wholesale channels, domestically and internationally. Customer acquisition in these channels depends on, among other things, our go-to-market function and our ability to meet the demand of customers who require large volumes of products.

### *Ability to Expand Our Product Line*

Our goal is to substantially expand our product line over time to increase our growth opportunity and reduce product-specific risks through SKU diversification into multiple products, including freeze dried products beyond our freeze dried treats, such as yogurt snacks and jerky. Our pace of growth will be partially affected by the cadence and magnitude of new product launches over time. We believe the commercialization of any new products will require us to hire additional employees within our product design and commercialization team, thereby increasing our marketing expense, as well as research and development costs within our administrative expense.

### *Impact of inflation and other factors on our supply chain and operations.*

We expect supplies and prices of the ingredients that we are going to use to be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries. These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, we may face limits on the ability to source some of the candy for our freeze dried candy products.

### *Seasonality*

Because we are early in our lifecycle of growth, it is difficult to discern the exact magnitude of seasonality affecting our business from a demand standpoint. While evidence of any demand seasonality is currently difficult to assess because of our growth, we anticipate certain holiday cycles such as Halloween, Christmas, Easter and Valentine's Day contributing to revenue fluctuations within a given year. In addition, candy purchasing in summer months may be reduced due to a variety of factors including greater levels of health consciousness during warm weather. Operationally, heat waves from July through October of 2024 presented challenges in transporting our freeze-dried treats in the summer months. These conditions led to reduced shipments, higher inventory levels, and a decline in revenue. Additionally, some candy transported via external distribution channels during the extreme summer heat melted, impacting its shelf performance. We worked to remove affected products from shelves and replace them promptly to support recovery in product velocity. In the short term, these measures have impacted our market reputation, sell-through rates, and operational results. As a result, we anticipate an annual temporary decrease in shipments of our treats during summer months, which we believe is consistent with the greater candy industry trend.

### Components of Results of Operations

### *Revenues*

We derive revenues from the sales of our freeze dried treats. The Company recognizes revenues when orders are shipped to customers.

*Cost of Goods Sold*

Our cost of goods sold, which may include inventory write-downs, consists primarily of facilities costs, material costs, and labor on the production of freeze dried treats.

*Operating Expenses*

Our operating expenses consist of general and administrative expenses, which includes salaries and benefits expenses, professional services expenses and other general and administrative expenses.

We expect our general and administrative expenses will increase as our business grows.

*Interest Expense*

Interest expense consists primarily of the cash interest expense on outstanding debt and the amortization of the debt discount created upon the issuance of warrants in connection with debt.

*Interest Income*

Interest income consists primarily of the interest on short-term U.S Treasury Bonds.

*Provision for Income Taxes*

The Company recognized federal income tax of $123.6 thousand, and $0, for the twelve months ended December 31, 2024 and 2023, respectively.

**Segment Overview**

Our chief operating decision makers, who are our Chief Executive Officer and our Executive Chairman, review financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance, as well as for strategic operational decisions and managing the organization. For each of the years ended December 31, 2024 and 2023, we have determined that we have one operating segment and one reportable segment.

**Results of Operations for the Years Ended December 31, 2024 and December 31, 2023.**

The following table summarizes selected items from the statement of operations for the years ended December 31, 2024 and December 31, 2023:

|  | | Year Ended December 31, | | | Increase / (Decrease) | | % Change |
|---|---|---|---|---|---|---|---|
|  | | 2024 | | 2023 | | | |
| Revenues | $ | 31,992,511 | $ | 16,070,924 | $ 15,921,587 | | 99% |
| Cost of goods sold | | 19,017,498 | | 12,795,754 | 6,221,744 | | 49% |
| Gross profit | | 12,975,013 | | 3,275,170 | 9,699,843 | | 296% |
| Operating expenses: | | | | | | | |
| General and administrative expenses: | | | | | | | |
| Salaries and benefits | | 7,824,030 | | 2,314,047 | 5,509,983 | | 238% |
| Professional services | | 1,589,287 | | 688,023 | 901,264 | | 131% |
| Other general and administrative expenses | | 5,086,342 | | 1,389,726 | 3,696,616 | | 266% |
| Total general and administrative expenses | | 14,499,659 | | 4,391,796 | 10,107,863 | | 230% |
| Depreciation and amortization | | 31,644 | | 104,058 | (72,414) | | (70%) |
| Total operating expenses | | 14,531,303 | | 4,495,854 | 10,035,449 | | 223% |
| Net operating loss | | (1,556,290) | | (1,220,684) | (335,606) | | 27% |
| Other income (expense): | | | | | | | |
| Interest income | | 138,795 | | - | 138,795 | | 100% |
| Interest expense | | (1,464,640) | | (1,839,749) | 375,109 | | (20%) |
| Loss on early extinguishment of debt | | (696,502) | | - | (696,502) | | 100% |
| Total other expense | | (2,022,347) | | (1,839,749) | (182,598) | | 10% |
| Net loss before tax provision | $ | (3,578,637) | $ | (3,060,433) | $ (518,204) | | 17% |

*Revenues*

Sales of freeze dried candy were $32.0 million for the twelve months ended December 31, 2024, compared to $16.1 million for the twelve months ended December 31, 2023, an increase of $15.9 million, or 99%. Revenues increased over the comparative period due to the pivot to freeze dried candy for the full twelve months ended December 31, 2024 compared to the majority of candy sales occurring the last six months of 2023, the increased capacity from the installation of 3 new freezers during 2024, and addition of new retail customers.

*Cost of Goods Sold*

Cost of goods sold for the twelve months ended December 31, 2024 were $19.0 million, compared to $12.8 million for the twelve months ended December 31, 2023, an increase of $6.2 million, or 49%. Labor, materials, occupancy, reserves, and freight costs increased year over year. Our gross profit margin was 40.56% during the current period, compared to 20.4% during the comparative period.

*General and administrative expenses*

*Salaries and benefits*

Salaries and benefits for the twelve months ended December 31, 2024 were $7.8 million, compared to $2.3 million for the twelve months ended December 31, 2023, an increase of $5.5 million, or 238%. Salaries and benefits included amortization of stock options granted to employees and officers for the twelve months ended December 31, 2024 of $4.4 million, compared to $599.9 thousand for the twelve months ended December 31, 2023, an increase of $3.8 million, or 638%, mainly due to the amortization of performance shares granted December 15, 2023. Salaries, payroll tax and benefits other than the amortization of stock options increased $1.69 million, or 98% over the comparative period, as a result of personnel growth.

*Professional services*

Professional services were $1.6 million for the twelve months ended December 31, 2024, compared to $688.0 thousand for the twelve months ended December 31, 2023, an increase of $901.3 thousand, or 131%. The increase was primarily due to higher professional service expenses incurred in connection with the growth of the company and our underwritten public offering.

*Other general and administrative expenses*

Other general and administrative expenses for the twelve months ended December 31, 2024 was $5.1 million, compared to $1.4 million for the twelve months ended December 31, 2023, an increase of $3.7 million, or 266%. The increase is primarily attributable to higher facilities costs such as rent, which increased $1.9 million with the addition of the new facility, as well as higher sales and marketing costs to support company growth.

*Depreciation*

Depreciation of property and equipment was $826.9 thousand and $459.4 thousand, of which and $795.3 thousand and $355.3 thousand was allocated to cost of goods sold, resulting in net depreciation expense of $31.6 thousand and $104.1 thousand for the twelve months ended December 31, 2024 and 2023, respectively.

*Other expense*

In the twelve months ended December 31, 2024, other expense was $2.0 million, consisting of $1.5 million of interest expense on our notes payable and $696.5 thousand of loss on early extinguishment of debt. During the comparative twelve months ended December 31, 2023, other expense was $1.8 million, consisting of interest expense on our notes payable. Interest expense decreased by $380.0 thousand or 20%, due to repayments of notes payable during the twelve months ended December 31, 2024, which resulted in a loss on early extinguishment of debt, and decreased the principal upon which stated interest is calculated.

*Net loss*

Pretax net loss for the twelve months ended December 31, 2024 was $3.6 million, compared to a pretax net loss of $3.1 million during the twelve months ended December 31, 2023, an increased loss of $518.2 thousand. The increased net loss was due primarily to the $3.8 million increase in share compensation expense related to the amortization of performance options granted in December 2023, and other operating expense increase related to the Company's rapid growth.

*Provision for Income Taxes*

The Company maintains a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. For each of the twelve months ended December 31, 2024 and 2023, the Company recognized federal income tax expense of $123,579, and $0, respectively.

**Liquidity and Capital Resources**

The following table summarizes our total current assets, liabilities and working capital at December 31, 2024 and December 31, 2023.

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Current Assets | $ 25,076,140 | $ 10,378,639 |
| Current Liabilities | $ 7,364,541 | $ 5,771,200 |
| Working Capital | $ 17,711,599 | $ 4,607,439 |

As of December 31, 2024, we had working capital of $17.7 million, compared to working capital of $4.6 million as of December 31, 2023. The increased working capital is mainly attributable to increases in inventory of $16.2 million, accounts receivable of $2.1 million, and cash of $1.3 million, partially offset by the increase in the current portion of our lease liability of $2.0 million. As of December 31, 2024, our balance of cash and cash equivalents was $3.7 million, compared to $2.4 million at December 31, 2023. We expect to continue to incur significant capital expenditures related to the development and operation of our freeze dried treat business. Our ability to scale production and distribution capabilities and further increase the value of our brands is largely dependent on our success in deploying additional capital. Our plan for satisfying our cash requirements for the next twelve months is through cash on hand and additional financing in the form of equity or debt as needed.

On May 2, 2024 we priced a registered underwritten public offering of 1,200,000 shares of our common stock at a price of $10.00 per share. On May 9, the underwriters exercised an overallotment option for the purchase of an additional 180,000 shares of our common stock. Together with the sale of the additional shares sold pursuant to the overallotment option, the offering netted approximately $12.0 million in proceeds, after underwriting discounts and offering costs.

On November 14, 2024 the Company filed a shelf registration to offer and sell from time to time in one or more offerings, up to $50.0 million in aggregate of common stock, preferred stock, debt securities, warrants, and units, including an at-the-market program for up to $20 million of our common stock. As of December 31, 2024, 1,042,862 shares of our common stock have been issued under the at-the-market program netting aggregate proceeds of $2.2 million.

*Indebtedness*

*Promissory Notes and Warrants*

On May 11, 2023, the Company received proceeds of $100,000 from Bradley Berman, one of the Company's directors, on behalf of the Bradley Berman Irrevocable Trust, from the sale of notes and warrants pursuant to an offering to sell up to $1,500,000 of promissory notes and warrants to purchase an aggregate 375,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.50 per share, representing 25,000 warrant shares per $100,000 of notes purchased. On April 15, 2024, in connection with the Warrant Exercise Transaction, the promissory note's aggregate principal amount was reduced to $37,500. The related proportional amount of unamortized debt discount of $9,991 as of April 15, 2024 is included as amortized interest for the twelve months ended December 31, 2024. This note matured on May 11, 2024.

On April 25, 2023, we closed on a private placement for up to $1,500,000 of promissory notes and warrants to purchase an aggregate 375,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.50 per share, representing 25,000 warrant shares per $100,000 of notes purchased. The notes mature on April 25, 2024. Interest on the notes accrue at a rate of 8% per annum, payable in cash semi-annually on June 30 and December 31. On April 25, 2023, the Company received proceeds of $750,000 and $50,000 from the Company's Chairman, Mr. Goldfarb, and the Cesar J. Gutierrez Living Trust, as beneficially controlled by the brother of the Company's CEO, respectively, on the sale of these notes and warrants. The fair value of the warrants was allocated as a debt discount and amortized over the life of the loan. On April 15, 2024, in connection with the Warrant Exercise Transaction, the promissory notes' aggregate principal amount was reduced to $918,750. The related proportional amount of unamortized debt discount of $40,416 as of April 15, 2024 is included as amortized interest for the twelve months ended December 31, 2024. These notes matured on April 25, 2024.

On April 11, 2023, warrants to purchase an aggregate 62,500 shares of common stock were issued to a director pursuant to a private placement debt offering in which aggregate proceeds of $250,000 were received in exchange for promissory notes and warrants to purchase an aggregate 62,500 shares of common stock, representing 25,000 warrant shares per $100,000 of promissory notes. The warrants are fully vested and exercisable over a period of 10 years at a price of $2.60 per share. The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of Common Stock equals or exceeds $9.00 per share for thirty (30) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption. The fair value of the warrants was allocated as a debt discount and amortized over the life of the loan. These notes mature on August 23, 2025.

On December 31, 2022, the Company closed a private placement and concurrently entered into a note and warrant purchase agreement with related parties to sell an aggregate $2.075 million of promissory notes and warrants to purchase an aggregate 311,250 shares of common stock, representing 15,000 warrant shares per $100,000 of promissory notes. The warrants are exercisable at a price of $2.21 per share over a ten-year term. On April 15, 2024, in connection with the Warrant Exercise Transaction, the promissory note's aggregate principal amount was reduced to $679,138. The related proportional amount of unamortized debt discount of $92,729, as of April 15, 2024, and $51,372 of unamortized debt discount related to a fully repaid note are included in interest expense and loss on early extinguishment of debt, respectively, for the twelve months ended December 31, 2024. These notes mature on August 23, 2025.

On August 23, 2022, the Company closed on a private placement for up to $2.5 million of promissory notes and warrants to purchase an aggregate 625,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.60 per share, representing 25,000 warrant shares per $100,000 of notes purchased. The notes mature on August 23, 2025. Interest on the notes accrue at a rate of 8% per annum, payable on January 1, 2025. Loans may be advanced to the Company from time to time from August 23, 2023 to the maturity date. On December 21, 2022 and September 29, 2022, the Company received aggregate proceeds of $0.25 million and $0.75 million from two of the Company's directors on the sale of these notes and warrants. The fair value of the warrants was allocated as a debt discount and amortized over the life of the loan.

On April 8, 2022, the Company closed a private placement and concurrently entered into a note and warrant purchase agreement to sell an aggregate $3.7 million of promissory notes and warrants to purchase an aggregate 925,000 shares of common stock, representing 25,000 warrant shares per $100,000 of promissory notes. Accrued interest on the notes was payable semi-annually beginning September 30, 2022 at the rate of 6% per annum, but on August 23, 2022, the notes were amended to update the terms of the interest payment to be payable at the earlier of the maturity date or January 1, 2025, rather than being paid semi-annually. The principal amount of the notes mature and become due and payable on April 8, 2025. The warrants are exercisable immediately and for a period of 10 years at a price of $2.35 per share. Proceeds to the Company from the sale of the securities were $3.7 million. The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of common stock equals or exceeds $9.00 per share for 30 consecutive trading days ending on the third business day prior to the mailing of notice of such redemption. Assuming full exercise thereof, further proceeds to the Company from the exercise of the warrant shares is calculated as approximately $2.2 million. The offering closed simultaneously with execution of the purchase agreement. Of the aggregate $3.7 million of notes, a total of $3,120,000 of notes were sold to officers or directors, along with 780,000 of the warrants. On April 15, 2024, in connection with the Warrant Exercise Transaction, of which a significant portion was with related parties, the promissory notes' aggregate principal amount was reduced to $239,250. The related proportional amount of unamortized debt discount of $72,638 as of April 15, 2024, was included as interest expense for the twelve months ended December 31, 2024, and $645,130 of unamortized debt discount related to fully repaid notes, was included as loss on extinguishment of debt for the twelve months ended December 31, 2024 twelve months ended December 31, 2024. These notes mature on April 8, 2025.

*Cash Flows*

The following table summarizes our cash flows during the twelve months ended December 31, 2024 and 2023, respectively.

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
| --- | --- | --- |
| Net cash used in operating activities | $ (9,426,745) | $ (4,845,640) |
| Net cash used in investing activities | (5,927,876) | (2,266,635) |
| Net cash provided by financing activities | 16,668,024 | 9,245,848 |
| Net change in cash and cash equivalents | $ 1,313,403 | $ 2,133,573 |

Net cash used in operating activities was $9.4 million for the twelve months ended December 31, 2024, compared to $4.8 million of cash used in operating activities twelve months ended December 31, 2023. The increase in cash used in operating activities of $4.6 million was primarily due to increased inventory.

Net cash used in investing activities was $5.93 million for twelve months ended December 31, 2024, compared to $2.3 million for the twelve months ended December 31, 2023, an increase of $3.7 million. During the twelve months ended December 31, 2024, and 2023, cash used in investing activities was primarily used for additional freezers, with three new freezers put into production during 2024 and two freezers put into production during 2023, respectively.

Net cash provided by financing activities was $16.7 million and $9.2 million for the twelve months ended December 31, 2024 and 2023, respectively. Net cash provided by financing activities for the twelve months ended December 31, 2024 consisted of $2.2 million of net proceeds from the sale of 1,042,862 common shares at volumetric weighted average prices ranging from $2.05 to $3.74, pursuant to an at the market offering which commenced November 14, 2024, $12.0 million of net proceeds from a public offering of 1,380,000 shares at a price of $10.00 per share completed on May 9, 2024, and net proceeds of $3.7 million from private placement offerings to accredited investors and related parties from the issuance of 515,597 shares at $7.25 per share on March 28, 2024. The issuance of shares related to warrant exercises provided $5.3 million, in exchange for $5.2 million in repayment of notes payable, and $98,750 of repayment of interest during the twelve months ended December 31, 2024. In addition, another $1.6 million was used to repay borrowings during 2024. Net cash provided by financing activities for the twelve months ended December 31, 2023 was comprised of debt financing received from our officers, directors and other non-related parties of $2.8 million, and cash proceeds from the issuance of 1,161,288 shares of common stock under private placement offerings to accredited investors and related parties of $6.4 million.

**Contractual Obligations and Commitments**

The Company is a party to a real property lease for its 20,945 square foot facility at 1440 N. Union Bower Rd., Irving, TX 75061, under which an entity owned entirely by Ira Goldfarb is the landlord. The lease term is through September 15, 2025, with two five-year options to extend, at a monthly lease term of $10.0 thousand, with approximately a 3% annual escalation of lease payments commencing September 15, 2021.

On May 22, 2024, the Company entered into an industrial lease with USCIF Pinnacle Building B LLC, a Delaware limited liability company. Pursuant to the terms of the Lease, the Company will lease approximately 324,000 rentable square feet from the Lessor at 4024 Rock Quarry Road, Dallas, Texas for a term of approximately 62 months, which the Company intends to use as industrial and manufacturing space. The term of the Lease commenced on May 22, 2024. The Lease provides for graduated rent payments starting at

$122,175 per month, and increasing up to $297,289.14 per month by the end of the Lease, plus taxes, insurance and common area maintenance costs. The Company is required to provide a security deposit in the amount of $1,000,000 in connection with the Lease. The Lease may be renewed upon the extension in writing between the Company and the Lessor for a period of up to 60 months.

On January 19, 2024, the Company entered into a sublease agreement with Papsa Merx S. de R.S. de C.V., a corporation registered in Mexico City, Mexico. Pursuant to the terms of the Sublease Agreement, the Company will sublease approximately 141 rentable square meters at Av. Roble 660, Valle del Campestre, 66265 San Pedro Garza García Municipality, Nuevo León, 66269 for a term of approximately seventeen months, which the Company intends to use as office space. The Term of the Lease Agreement will commence on February 1, 2024. The Sublease Agreement provides for rent payments at fixed price of $5.25 thousand per month plus the corresponding Value Added Tax for the duration of the Term. The Company is also responsible for operating expenses of the Premises, which includes a maintenance fee, electricity and internet services. The Company is required to provide a deposit of guarantee in the amount of $5.25 thousand in connection with the Sublease Agreement. The Sublease Agreement does not have a renewal period.

On October 26, 2023, the Company entered into a lease agreement with Prologis, Inc., a Maryland corporation. Pursuant to the terms of the 2023 Lease Agreement, beginning on November 1, 2023 the Company leases approximately 51,264 rentable square feet at Stemmons 10, 308 Mockingbird Lane, Dallas, TX 75247 for a term of approximately five years and two months, which the Company intends to use as warehousing and distribution space. The 2023 Lease Agreement provides for base rent payments starting at approximately $42.5 thousand per month (taking into consideration an initial phase-in of the base rent obligation) in the first year of the Initial Term, and increase each year, up to approximately $51.7 thousand per month during the last year of the Initial Term. The 2023 Lease Agreement may be extended for a period of five years, at the option of the Company, at a rate to be based on a fair market rent rate determined at the time of the extension.

**Off-Balance Sheet Arrangements**

None.

**Critical Accounting Policies and Estimates**

The preparation of the Company's financial statements requires management to make judgments and estimates due to uncertainties affecting the application of accounting policies. Different conditions or assumptions could lead to different reported amounts. The Company bases its estimates on historical experience and other reasonable assumptions. If actual results differ from these estimates, adjustments are recognized in the period they become known. Significant accounting policies are detailed in Note 2 of the Consolidated Financial Statements.

*Inventory*

Inventories are stated at the lower of cost or net realizable value and are adjusted for obsolescence, damage, and excess stock as necessary. Inventory value is determined through periodic analysis, considering factors such as net realizable value, sales history, and future sales potential. If recorded inventory values exceed net realizable value, an expense is recognized to reduce inventory to its actual value. Cost is determined using the first-in, first-out (FIFO) method.

As of December 31, 2024, the Company recognized a $1,095,233 allowance for inventory obsolescence, and for the year ended December 31, 2023, the Company wrote off $1,398,888 related to discontinued freeze-dried fruit products.

As of December 31, 2024, a portion of our inventory balance of $20,313,315 exceeds current requirements based on recent sales levels. Management has plans to reduce inventory to desired levels and expects no loss on disposition, even if a certain portion were to be sold at reduced margins. No estimate can be made of a range of loss amounts that are reasonably possible should the Company's sales plans not be successful.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

**Commodity Price Risk**

We do not expect any significant effects from commodity price risk outside of inherent inflationary risks.

**Interest Rate Risk**

We are not a party to agreements that subject us to floating rates of interest and do not anticipate entering into any transactions that would expose us to any direct interest rate risk.

**Foreign Currency Risk**

We did not hold any significant cash balances in foreign jurisdictions as of December 31, 2024. However, we anticipate that as our foreign operations grow, we will hold more cash in foreign jurisdictions, and thereby expose ourselves to greater currency fluctuation risk than we currently experience.

**ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA OF SOW GOOD INC.**

**SOW GOOD INC.**

**FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023**

**CONTENTS**

**Report of Independent Registered Public Accounting Firm**

Stockholders and Board of Directors
Sow Good, Inc.
Irving, TX

**Opinion on the Financial Statements**

We have audited the accompanying balance sheets of Sow Good, Inc. ("the Company") as of December 31, 2024 and 2023, the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

**Going Concern Uncertainty – See Also Critical Audit Matters Section Below**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and does not have an established source of revenues sufficient to cover its operating costs, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

***Going Concern – Refer to Note 3 to the Financial Statements***

*Critical Audit Matter Description*

As described further in Note 3 to the financial statements, the Company has suffered recurring losses from operations. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its business plan and eventually attain profitable operations. Accordingly, the Company has determined that these factors raise substantial doubt as to the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements. Management intends to continue to fund its business by way of public or private offerings of the Company's stock or through loans from private investors, in order satisfy the Company's obligations as they come due for at least one year from the financial statement issuance date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

*How the Critical Audit Matter was Addressed in the Audit*

We determined the Company's ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company's available capital and the risk of bias in management's judgments and assumptions in their determination. Our audit procedures related to the Company's assertion on its ability to continue as a going concern included the following, among others:

• We performed testing procedures such as analytical procedures to identify conditions and events that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

• We reviewed and evaluated management's plans for dealing with adverse effects of these conditions and events.

• We inquired of Company management and reviewed company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

• We performed testing procedures such as analytical procedures to identify conditions and events that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

• We reviewed and evaluated management's plans for dealing with adverse effects of these conditions and events.

• We inquired of Company management and reviewed company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

/s/ Urish Popeck & Co., LLC

We have served as the Company's auditor since 2023.

Pittsburgh, Pennsylvania

March 27, 2025

**SOW GOOD INC.**
**BALANCE SHEETS**

| | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 3,723,440 | $ | 2,410,037 |
| Accounts receivable, net | | 460,147 | | 2,578,259 |
| Inventory, net | | 20,313,315 | | 4,123,246 |
| Prepaid inventory | | 55,796 | | 563,131 |
| Prepaid expenses | | 523,442 | | 703,966 |
| Total current assets | | 25,076,140 | | 10,378,639 |
| | | | | |
| Property and equipment, net | | 11,802,420 | | 6,701,483 |
| | | | | |
| Security deposit | | 1,357,956 | | 346,616 |
| Right-of-use asset | | 16,459,215 | | 4,061,820 |
| Total assets | $ | 54,695,731 | $ | 21,488,558 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 1,368,006 | $ | 853,535 |
| Accrued interest | | - | | 860,693 |
| Accrued expenses | | 976,153 | | 648,947 |
| Current portion of operating lease liabilities | | 2,599,102 | | 550,941 |
| Current maturities of notes payable, related parties, net of $304,500 and $431,854 of debt discounts at December 31, 2024 and 2023, respectively | | 2,195,500 | | 2,543,146 |
| Current maturities of notes payable, net of $13,470 and $86,062 of debt discounts as of December 31, 2024 and 2023, respectively | | 225,780 | | 313,938 |
| Total current liabilities | | 7,364,541 | | 5,771,200 |
| | | | | |
| Operating lease liabilities | | 15,193,129 | | 3,671,729 |
| Notes payable, related parties, net of $0 and $1,448,858 of debt discounts as of December 31, 2024 and 2023, respectively | | - | | 4,171,142 |
| Notes payable, net of $0 and $135,962 of debt discounts as of December 31, 2024 and 2023, respectively | | 150,000 | | 594,038 |
| | | | | |
| Total liabilities | | 22,707,670 | | 14,208,109 |
| | | | | |
| Commitments and contingencies | | | | |
| | | | | |
| Stockholders' equity: | | | | |
| Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding | | - | | - |
| Common stock, $0.001 par value, 500,000,000 shares authorized, 11,300,624 and 6,029,371 shares issued and outstanding as of December 31, 2024 and 2023 | | 11,300 | | 6,029 |
| Additional paid-in capital | | 94,418,972 | | 66,014,415 |
| Accumulated deficit | | (62,442,211) | | (58,739,995) |
| Total stockholders' equity | | 31,988,061 | | 7,280,449 |
| | | | | |
| Total liabilities and stockholders' equity | $ | 54,695,731 | $ | 21,488,558 |

The accompanying notes are an integral part of these financial statements.

**SOW GOOD INC.**
**STATEMENTS OF OPERATIONS**

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Revenues | $ 31,992,511 | $ 16,070,924 |
| Cost of goods sold | 19,017,498 | 12,795,754 |
| Gross profit | 12,975,013 | 3,275,170 |
| | | |
| Operating expenses: | | |
| General and administrative expenses: | | |
| Salaries and benefits | 7,824,030 | 2,314,047 |
| Professional services | 1,589,287 | 688,023 |
| Other general and administrative expenses | 5,086,342 | 1,389,726 |
| Total general and administrative expenses | 14,499,659 | 4,391,796 |
| Depreciation and amortization | 31,644 | 104,058 |
| Total operating expenses | 14,531,303 | 4,495,854 |
| | | |
| Net operating loss | (1,556,290) | (1,220,684) |
| | | |
| Other income (expense): | | |
| Interest income | 138,795 | - |
| Interest expense | (1,464,640) | (1,839,749) |
| Loss on early extinguishment of debt | (696,502) | - |
| Total other expense | (2,022,347) | (1,839,749) |
| | | |
| Loss before income tax | (3,578,637) | (3,060,433) |
| Provision for income tax | (123,579) | - |
| Net loss | $ (3,702,216) | $ (3,060,433) |
| | | |
| Weighted average common shares outstanding - basic and diluted | 9,238,233 | 5,168,339 |
| Net loss per common share - basic and diluted | $ (0.40) | $ (0.59) |

The accompanying notes are an integral part of these financial statements.

# SOW GOOD INC.
## STATEMENT OF STOCKHOLDERS' EQUITY

| | For the Twelve Months Ended December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
| | Shares | Amount | Capital | Deficit | Equity |
| Balance, December 31, 2023 | 6,029,371 | $ 6,029 | $ 66,014,415 | $ (58,739,995) | $ 7,280,449 |
| Common stock issued in public offering, net of offering costs | 1,380,000 | 1,380 | 11,973,596 | - | 11,974,976 |
| Common stock issued in at-the-market offering, net of offering costs | 1,042,862 | 1,043 | 2,190,170 | - | 2,191,213 |
| Common stock issued in private placement offering | 515,597 | 516 | 3,737,484 | - | 3,738,000 |
| Common stock issued to pursuant to stock purchase agreement | 12,374 | 12 | 25,354 | - | 25,366 |
| Common stock issued to directors for services | 31,211 | 32 | 295,616 | - | 295,648 |
| Proceeds from exercise of stock options and warrants | 2,289,209 | 2,288 | 5,670,680 | - | 5,672,968 |
| Common stock options granted to directors and advisors for services | - | - | 86,892 | - | 86,892 |
| Common stock options granted to officers and employees for services | - | - | 4,424,765 | - | 4,424,765 |
| Net loss for the twelve months ended December 31, 2024 | - | - | - | (3,702,216) | (3,702,216) |
| Balance, December 31, 2024 | 11,300,624 | $ 11,300 | $ 94,418,972 | $ (62,442,211) | $ 31,988,061 |

| | For the Twelve Months Ended December 31, 2023 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
| | Shares | Amount | Capital | Deficit | Equity |
| Balance, December 31, 2022 | 4,847,384 | $ 4,847 | $ 58,485,602 | $ (55,679,562) | $ 2,810,887 |
| Common stock issued in private placement offering | 1,161,288 | 1,161 | 6,444,687 | - | 6,445,848 |
| Common stock issued to directors for services | 20,699 | 21 | 125,209 | - | 125,230 |
| Common stock warrants granted to related party note holders pursuant to debt financing | - | - | 197,198 | - | 197,198 |
| Common stock warrants granted to note holders pursuant to debt financing | - | - | 50,682 | - | 50,682 |
| Common stock options granted to directors and advisors for services | - | - | 111,151 | - | 111,151 |
| Common stock options granted to officers and employees for services | - | - | 599,886 | - | 599,886 |
| Net loss for the twelve months ended December 31, 2023 | - | - | - | (3,060,433) | (3,060,433) |
| Balance, December 31, 2023 | 6,029,371 | $ 6,029 | $ 66,014,415 | $ (58,739,995) | $ 7,280,449 |

The accompanying notes are an integral part of these financial statements.

# SOW GOOD INC.
## STATEMENTS OF CASH FLOWS

|  | For the Year Ended December 31, | |
|  | 2024 | 2023 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (3,702,216) | $ (3,060,433) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Bad debts expense | 187,363 | - |
| Depreciation and amortization | 826,939 | 459,345 |
| Non-cash amortization of right-of-use asset and liability | 1,172,166 | 68,477 |
| Inventory valuation and obsolescence adjustments | 1,657,264 | 1,398,888 |
| Common stock issued to directors for services | 295,648 | 125,230 |
| Amortization of stock options | 4,511,657 | 711,037 |
| Amortization of stock warrants issued as a debt discount | 1,088,264 | 1,173,986 |
| Loss on early extinguishment of debt | 696,502 | - |
| Decrease (increase) in current assets: | | |
| Accounts receivable | 1,930,749 | (2,387,237) |
| Prepaid expenses | 180,524 | (425,472) |
| Inventory | (17,339,998) | (4,112,386) |
| Security deposits | (1,011,340) | (322,616) |
| Increase (decrease) in current liabilities: | | |
| Accounts payable | 514,471 | 400,929 |
| Accrued interest | (761,943) | 634,118 |
| Accrued expenses | 327,205 | 490,494 |
| Net cash used in operating activities | (9,426,745) | (4,845,640) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | (3,269,332) | (2,266,635) |
| Cash paid for construction in progress | (2,658,544) | - |
| Net cash used in investing activities | (5,927,876) | (2,266,635) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from common stock offerings, net of offering costs of $1,110,013 | 17,929,554 | 6,445,848 |
| Proceeds from the exercise of warrants and options | 373,857 | - |
| Proceeds received from notes payable, related parties | - | 2,400,000 |
| Proceeds received from notes payable | - | 400,000 |
| Repayments of borrowings | (1,635,387) | - |
| Net cash provided by financing activities | 16,668,024 | 9,245,848 |
| | | |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | 1,313,403 | 2,133,573 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 2,410,037 | 276,464 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ 3,723,440 | $ 2,410,037 |
| | | |
| **SUPPLEMENTAL INFORMATION:** | | |
| Interest paid | $ 667,293 | $ 30,017 |
| Interest received | $ 43,639 | - |
| Income taxes paid | $ 130,000 | - |
| | | |
| **NON-CASH INVESTING AND FINANCING ACTIVITIES:** | | |
| Non-cash exercise of warrants | $ 5,299,113 | - |
| Repayment of interest | $ 98,750 | - |
| Repayments of borrowings | $ (5,200,363) | - |
| Reclassification of construction in progress to property and equipment | $ 3,269,332 | $ 965,208 |
| Value of debt discounts attributable to warrants | $ - | $ 247,880 |

The accompanying notes are an integral part of these financial statements.

**Note 1 – Organization and Nature of Business**

Sow Good Inc. ("SOWG," "Sow Good," "us," "our," "we," or the "Company") is a U.S.-based freeze dried candy and snack manufacturer. Formerly Black Ridge Oil & Gas, Inc. (a business that participated in the acquisition and development of oil and gas leases and acquired by the Company in October 1, 2020) , the Company was initially focused on the production of freeze dried fruits and vegetables, a business later expanded to include freeze dried candy. At that time of the acquisition of Black Ridge Oil & Gas, Inc., the Company's common stock began to be quoted on the OTCQB under the trading symbol "SOWG," from the former trading symbol "ANFC." Prior to April 2, 2012, Black Ridge Oil & Gas was known as Ante5, Inc., a publicly traded company since July 1, 2010. Effective February 15, 2024, Sow Good Inc. reincorporated to the State of Delaware from the State of Nevada under the name Sow Good Inc. pursuant to a plan of conversion. On May 2, 2024, trading of the Company's common stock commenced on the Nasdaq Capital Market stock exchange.

In May of 2021, the Company announced the launch of its first direct-to-consumer freeze dried consumer packaged goods ("CPG") line of non-GMO products including ready-to-make smoothies, gluten-free granola and snacks. After launching a freeze dried candy product line in the first quarter of 2023, the Company now has twenty-one SKU offerings of candy, and three crunch ice cream SKU as of December 31, 2024, that together make up the entirety of the Company's product portfolio. After launching its freeze dried candy product line the Company discontinued its smoothie, snack and granola products. During the second quarter of 2023, the Company completed the construction of its second and third freeze driers and to facilitate the increased production demands for its candy products. The significant demand for freeze dried candy products had led the Company to add a fourth freeze drier in the first quarter of 2024, a fifth freeze drier in the second quarter of 2024 and a sixth freeze drier, which was completed in the third quarter of 2024.We have six additional freeze driers, which we can have operational by the end of 2025, as needed.

**Note 2 – Summary of Significant Accounting Policies**

These financial statements are presented in accordance with United States generally accepted accounting principles ("GAAP") and stated in US dollars, have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). These statements reflect all adjustments, which in the opinion of management, are necessary for fair presentation of the information contained therein. Except as otherwise disclosed, all such adjustments are of a normal recurring nature.

Segment Reporting

FASB ASC 280-10-50 requires annual and interim reporting for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates as a single segment. For further details on segment reporting, refer to Note 15 – Segment Reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform with the current presentation.

Environmental Liabilities

The Company was formerly a direct owner of assets in the oil and gas industry. The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial losses from environmental accidents or events which would have a material effect on the Company.

Cash and Cash Equivalents

Cash equivalents include money market accounts which have maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

*Cash in Excess of FDIC Insured Limits*

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC") up to $250,000 and $500,000, respectively, under current regulations. The Company had cash in excess of FDIC and SIPC insured limits of $2,199,681 at December 31, 2024. The Company had cash in excess of FDIC and SIPC insured limits of $1,837,840 at December 31, 2023. The Company has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. The Company had an allowance for doubtful accounts of  $33,549, and $0 at December 31, 2024 and 2023.

The Company estimates its reserve based on historical loss information. The Company believes that historical loss information is a reasonable base on which to determine expected credit losses for trade receivables held at the reporting date because the composition of the trade receivables at the reporting date is consistent with that used in developing the historical credit-loss percentages. However, the Company will continue to monitor and adjust the historical loss rates to reflect the effects of current conditions and forecasted changes.

Inventory

Inventory is valued at the lower of average cost or net realizable value. The cost of substantially all of the Company's inventory has been determined by the first-in, first-out ("FIFO") method. The Company evaluates inventory for potential obsolescence and excess quantities on a periodic basis. As part of this assessment, a reserve is established for inventory that may not be saleable or may require markdowns due to changes in demand, product lifecycle, or other market conditions. The reserve is based on management's estimates and assumptions regarding future sales and inventory usage. Adjustments to the reserve are made as necessary and reflected in the financial statements. The Company wrote off inventory of $1,657,264 and $1,398,888 for the twelve months ended December 31, 2024 and 2023.

Property and Equipment

Property and equipment are stated at the lower of cost or estimated net recoverable amount. The cost of property, plant and equipment is depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based on the following life expectancy:

| | |
|---|---:|
| Software | 3 years, or over the life of the agreement |
| Website (years) | 3 |
| Office equipment (years) | 5 |
| Furniture and fixtures (years) | 5 |
| Machinery and equipment (years) | 7 - 10 |
| Leasehold improvements | Lease-term or useful life |

Construction in progress is stated at cost, which predominately relates to the cost of freezers and equipment not yet placed into service. No depreciation expense is recorded on construction-in-progress until such time as the relevant assets are completed and put into use.

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in operations.

Depreciation of property and equipment was $826,939 and $459,345, for the twelve months ended December 31, 2024 and 2023, respectively, of which $795,295 and $355,286 was allocated to cost of goods sold, respectively. Depreciation increased due to three additional freezers placed into production during 2024.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 — *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, the Company recognizes revenue from the sale of its freeze dried food products, in accordance with a five-step model in which the Company evaluates the transfer of promised goods or services and recognizes revenue when customers obtain control of promised goods or services in an amount that reflects the consideration which the Company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company has elected, as a practical expedient, to account for the shipping and handling as fulfillment costs, rather than as a separate performance obligation. For the twelve months ended December 31, 2024 and 2023, shipping and handling costs of $858,241 and $397,886 respectively, are included in cost of goods sold. Revenue is reported net of applicable provisions for discounts, returns and allowances. Methodologies for determining these provisions are dependent on customer pricing and promotional practices. The Company records reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on industry-based historical data, historical sales returns, if any, analysis of credit memo data, and other factors known at the time.

Advertising Costs

The Company expenses advertising costs as they are incurred in accordance with ASC 720-35, Other Expenses – Advertising Costs. Advertising expenses for the twelve months ended December 31, 2024 and 2023, were $603,809 and $157,018, respectively, are included in general and administrative expenses. Prepaid advertising costs, if any, are recognized as assets and expensed over the period of benefit.

Customer Concentration

For the twelve months ended December 31, 2024, our top three customers accounted for 33.3%, 20.8% and 15.4% of our revenues, respectively. For the twelve months ended December 31, 2023, our top three customers accounted for 43.3%, 27.2% and 6.7% of our revenues, respectively. Our top five customers accounted for 75% and 85% of our revenues during the twelve months ended December 31, 2024 and 2023, respectively.

Supplier Concentration

For the twelve months ended December 31, 2024, our top three suppliers accounted for 77% of our purchases from vendors. For the twelve months ended December 31, 2023 our top three suppliers accounted for 61% of our purchases from vendors.

The Company considers these vendors to be critical suppliers of candy for our freeze dried candy production.

Basic and Diluted Earnings (Loss) Per Share

The basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing the net income (loss) adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the periods where potential dilutive securities would have an anti-dilutive effect and they were not included in the calculation of diluted net loss per common share.

**SOW GOOD INC.**
**Notes to Financial Statements**

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 – *Stock Compensation* ("ASC 718") and Equity-Based Payments to Non-employees pursuant to ASC 2018-07 – Compensation – *Stock Compensation* ("ASC 2018-07"). All transactions in which the consideration provided in exchange for the purchase of goods or services consists of the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instruments is reached because of sufficiently large disincentives for nonperformance.

Stock-based compensation related to the issuance of shares of common stock to our Board of Director for their services consisted of $295,648 and $125,230 for the twelve months ended December 31, 2024 and 2023, respectively. Compensation paid to Board of Directors is included in other general and administrative expense.

Stock-based compensation related to amortization of stock option grants consisted of $4,511,657 and $711,037 for the twelve months ended December 31, 2024 and 2023, respectively. The fair values of service-based stock options are determined using the Black-Scholes options pricing model and an effective term of 2.3 to 7.3 years based on either the weighted average of the vesting periods and the stated term of the option grants or as calculated under the options valuation model, the discount rate on 5 to 7 year U.S. Treasury securities at the grant date. The Company uses a Monte Carlo simulation to value its performance-based and market-based stock options. Options are amortized over the implied service term, or the vesting period. Amortization of options granted to members of our Board of Directors are included in other general and administrative expense. Amortization options granted to officers and employees is included in salaries and benefits.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Uncertain Tax Positions

In accordance with ASC 740 – *Income Taxes* ("ASC 740"), the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Various taxing authorities can periodically audit the Company's income tax returns. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. The Company has not yet undergone an examination by any taxing authorities.

The assessment of the Company's tax position relies on the judgment of management to estimate the exposures associated with the Company's various filing positions.

F-10

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, to require a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. The ASU's amendments are effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU requires disclosures about specific types of expenses, including purchases of inventory, employee compensation, depreciation and amortization. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements and related disclosures.

No other new accounting pronouncements, issued or effective during the year ended December 31, 2024, have had or are expected to have a significant impact on the Company's financial statements.

**Note 3 – Going Concern**

As of December 31, 2024, the Company had an accumulated retained deficit of $62,442,211 and $58,739,995 and net losses of $3,702,216 and $3,060,433 for the twelve months ended December 31, 2024 and 2023, respectively. The Company had $3,723,440 and $2,410,037 of cash on hand and working capital of $17,711,599 and $4,607,439 at each of the twelve month periods ended twelve months ended December 31, 2024 and 2023. The Company may not have sufficient funds to sustain operations for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has developed and implemented a comprehensive plan to improve the Company's financial position, which includes firmwide cost and headcount reductions, on-boarding new customers in existing markets, entering new markets overseas, and entering new product categories to fully utilize any excess capacity. In addition, management is investigating potential partnership opportunities, asset sales, and capital raises through debt and or equity offerings, including the sales of shares available under our at-the-market program.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company's ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

**Note 4 – Related Party**

Common Stock Issued

On December 31, 2024, Ira and Claudia Goldfarb purchased 12,374 shares of common stock jointly, at a share price of $2.05 pursuant to a Stock Purchase Agreement.

Common Stock Sold for Cash

On March 28, 2024, the Company raised $3,738,000 of capital from the sale of 515,597 newly issued shares of common stock at a share price of $7.25 in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof. The stock sales included purchases by the following related parties:

|  | Shares | Amount |
|---|---|---|
| Ira and Claudia Goldfarb, Executive Chairman and CEO, respectively | 17,242 | $ 125,000 |
| Lyle A. Berman Revocable Trust, Director | 68,966 | 500,000 |
| Bradley Berman, former Director | 30,000 | 217,500 |
| Edward Shensky, Director | 13,794 | 100,000 |
| Brendon Fischer | 8,000 | 58,000 |
| Cesar J. Gutierrez | 10,345 | 75,000 |
| Alexandria Gutierrez | 3,449 | 25,000 |
| Ava Gutierrez | 3,449 | 25,000 |
| Brett Goldfarb | 3,449 | 25,000 |
|  | 158,694 | $ 1,150,500 |

On November 20, 2023, the Company entered into a Stock Purchase Agreement with multiple accredited investors to sell and issue to the purchasers, thereunder, an aggregate of 426,288 shares of the Company's common stock at a price of $6.50 per share, resulting in total proceeds received of $2,770,872. The stock sales included purchases by the following related parties:

|  | Shares | Amount |
|---|---|---|
| Ira and Claudia Goldfarb, Executive Chairman and CEO, respectively | 23,077 | $ 150,000 |
| Bradley Berman, former Director | 10,000 | 65,000 |
| Joe Mueller, Director | 5,000 | 32,500 |
| Alexandria Gutierrez | 4,615 | 29,998 |
| Cesar J. Gutierrez Living Trust | 3,977 | 25,851 |
|  | 46,669 | $ 303,348 |

On August 25, 2023, the Company entered into a Stock Purchase Agreement with multiple accredited investors to sell and issue to the purchasers, thereunder, an aggregate of 735,000 shares of the Company's common stock at a price of $5.00 per Share, resulting in total proceeds received of $3,675,000. The stock sales included purchases by the following related parties:

|  | Shares | Amount |
|---|---|---|
| Ira and Claudia Goldfarb, Executive Chairman and CEO, respectively | 100,000 | $ 500,000 |
| Ira Goldfarb Irrevocable Trust | 40,000 | 200,000 |
| Lyle A. Berman Revocable Trust, Director | 40,000 | 200,000 |
| Bradley Berman, former Director | 10,000 | 50,000 |
| Alexandria Gutierrez | 5,000 | 25,000 |
|  | 195,000 | $ 975,000 |

Common Stock Issued to Officers and Directors for Services

On February 9, 2024, the Company issued an aggregate 23,534 shares of common stock amongst its five non-employee Directors and three advisory Directors for annual services to be rendered. The aggregate fair value of the common stock was $519,280, based on the closing price of the Company's common stock on the date of grant. The shares were expensed upon issuance.

On January 11, 2024, the Company issued an aggregate 7,060 shares of common stock amongst its five non-employee Directors for annual services to be rendered. The aggregate fair value of the common stock was $56,480, based on the closing price of the Company's common stock on the date of grant. The shares were expensed upon issuance.

On June 1, 2023, the Company issued an aggregate 20,699 shares of common stock amongst its five non-employee Directors for annual services to be rendered. The aggregate fair value of the common stock was $125,230, based on the closing price of the Company's common stock on the date of grant. The shares were expensed upon issuance.

Common Stock Options Awarded to Officers and Directors

On December 15, 2023, pursuant to the respective A&R Employment Agreements of Ira Goldfarb and Claudia Goldfarb, and the terms of the 2020 Equity Incentive Plan, Mr. Goldfarb was granted stock options entitling him to purchase up to 500,000 shares of common stock, and Mrs. Goldfarb was granted stock options entitling her to purchase 450,000 shares of common stock, at an exercise price of $9.75 per share. The shares will vest equally over a five-year period from grant date. In the case of a Change of Control (as defined in their respective A&R Employment Agreements) all shares granted in the Initial Option Grant will vest immediately.

Additionally, on December 15, 2023, pursuant to their respective A&R Employment Agreements, Mr. Goldfarb was granted additional stock options entitling him to purchase up to 500,000 shares of common stock, and Mrs. Goldfarb was granted an additional 450,000 options to purchase shares of common stock, at an exercise price of $40.00. The shares will vest upon the Company's stock price trading on a national securities exchange operated by Nasdaq or the New York Stock Exchange with a closing transaction price above $40.00 per share for a period of twenty consecutive trading days. In the case of a Change of Control (as defined in the A&R Employment Agreements) all shares granted in the additional option grant will vest immediately.

On November 13, 2023, the Company appointed Keith Terreri as Chief Financial Officer, and granted options to purchase 27,000 shares of common stock having an exercise price of $6.19 per share. On March 2, 2024, Mr. Terreri tendered his resignation effective as of March 4, 2024. None of Mr. Terreri's options were vested at the time his resignation was effective, so in accordance with the Terreri Employment Agreement, all 27,000 of his options are forfeited.

On July 22, 2022, pursuant to the Company's 2020 Stock Incentive Plan, Mr. Creed was granted options to purchase 24,151 shares of the Company's common stock at an exercise price of $3.90 per share. These options will vest 20% as of July 22, 2023 and 20% each anniversary thereafter until fully vested.

On April 11, 2022, pursuant to the Company's 2020 Equity Plan, Mr. Mueller was granted options to purchase 24,151 shares of the Company's common stock at an exercise price of $3.10 per share. These options will vest 20% as of April 11, 2023 and 20% each anniversary thereafter until fully vested.

Debt Financing and Related Warrants Granted

On May 11, 2023, the Company received proceeds of $100,000 from Bradley Berman, one of the Company's directors, on behalf of the Bradley Berman Irrevocable Trust, from the sale of notes and warrants. This term loan was pursuant to an offering to sell up to $1,500,000 of promissory notes and warrants to purchase an aggregate 375,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.50 per share, representing 25,000 warrant shares per $100,000 of notes purchased. The warrants were exercised on April 15, 2024. The notes matured on May 11, 2024. Interest on the notes accrue at a rate of 8% per annum, payable in cash semi-annually on June 30 and December 31.

On April 25, 2023, we closed on a private placement for up to $1,500,000 of promissory notes and warrants to purchase an aggregate 375,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.50 per share, representing 25,000 warrant shares per $100,000 of notes purchased. The warrants were exercised on April 15, 2024. The notes matured on April 25, 2024. Interest on the notes accrue at a rate of 8% per annum, payable in cash semi-annually on June 30 and December 31. On April 25, 2023, the Company received proceeds of $750,000 and $50,000 from the Company's Executive Chairman, Mr. Goldfarb, and the Cesar J. Gutierrez Living Trust, as beneficially controlled by the brother of the Company's CEO, respectively, on the sale of these notes and warrants.

On April 11, 2023, warrants to purchase an aggregate 62,500 shares of common stock were issued to a director pursuant to a private placement debt offering in which aggregate proceeds of $250,000 were received in exchange for promissory notes and warrants to purchase an aggregate 62,500 shares of common stock, representing 25,000 warrant shares per $100,000 of promissory notes. The warrants were fully vested and exercisable over a period of 10 years at a price of $2.60 per share. The warrants were exercised on April 15, 2024.

On December 21, 2022, the Company closed a private placement and concurrently entered into a note and warrant purchase agreement with related parties to sell an aggregate $2.075 million of promissory notes and warrants to purchase an aggregate 311,250 shares of common stock, representing 15,000 warrant shares per $100,000 of promissory notes. The warrants were exercisable at a price of $2.21 per share over a ten-year term. The warrants were exercised on April 15, 2024.

On August 23, 2022, we closed on a private placement for up to $2,500,000 of promissory notes and warrants to purchase an aggregate 625,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.60 per share, representing 25,000 warrant shares per $100,000 of Notes purchased. The notes mature on August 23, 2025. Interest on the notes accrue at a rate of 8% per annum, payable on January 1, 2025. Loans may be advanced to the Company from time to time from August 23, 2023 to the maturity date. On December 21, 2022 and September 29, 2022, the Company received aggregate proceeds of $250,000 and $750,000 from two of the Company's directors on the sale of these notes and warrants. Warrants issued under these borrowings were exercised on April 15, 2024.

On April 8, 2022, the Company closed a private placement and concurrently entered into a note and warrant purchase agreement to sell an aggregate $3,700,000 of promissory notes and warrants to purchase an aggregate 925,000 shares of common stock, representing 25,000 warrant shares per $100,000 of promissory notes. Accrued interest on the notes was payable semi-annually beginning September 30, 2022 at the rate of 6% per annum, but on August 23, 2022, the notes were amended to update the terms of the interest payment to be payable at the earlier of the maturity date or January 1, 2025, rather than being paid semi-annually. The principal amount of the notes mature and become due and payable on April 8, 2025. The warrants are exercisable immediately and for a period of 10 years at a price of $2.35 per share. Proceeds to the Company from the sale of the securities were $3,700,000. The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of common stock equals or exceeds $9.00 per share for thirty (30) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption. Assuming full exercise thereof, further proceeds to the Company from the exercise of the warrant shares is calculated as $2,173,750. The offering closed simultaneously with execution of the purchase agreement. Of the aggregate $3,700,000 of notes, a total of $3,120,000 of notes were sold to officers or directors, along with 780,000 of the warrants. The warrants were exercised on April 15, 2024.

Leases

The Company leases a 20,945 square foot facility in Irving, Texas, for which an entity owned entirely by Ira Goldfarb is the landlord. The lease term is through September 15, 2025, with two five-year options to extend, with a current monthly lease rate of $11,296, with approximately 3% annual escalation of lease payments.

At December 31, 2024 and December 31, 2023, included in the operating lease liabilities was $1,241,860 and $1,301,355 in connection with this lease. For the twelve months ended December 31, 2024 and 2023 the Company expensed $146,881 in each of the periods and paid cash of $132,917 and $129,046, respectively.

Note 5 – Fair Value of Financial Instruments

The Company's financial statements are prepared in accordance with ASC 820, "*Fair Value Measurement*," which requires the measurement of certain financial instruments at fair value. The Company's financial instruments primarily consist of cash and cash equivalents, and accounts receivable, which approximate fair value due to their short-term nature, and Term Loans issued in connection with detachable warrants, which are carried on the balance sheet net of the unamortized portion of the related discounts. For financial instruments or investments that are required to be reported at fair value on a recurring or nonrecurring basis under

GAAP, the applicable guidance for fair value measurement requires the Company to include the determination of the appropriate fair value hierarchy level for each instrument. The fair value hierarchy levels consist of the following:

Level 1: Quoted Prices in Active Markets for Identical Assets or Liabilities - This level represents the highest degree of observability, where fair values are based on quoted market prices for identical assets or liabilities in active markets.

Level 2: Inputs Other Than Quoted Prices Included within Level 1 - Fair values in this level are based on inputs other than quoted market prices but are still observable, such as quoted market prices for similar assets or liabilities, or inputs derived from market data.

Level 3: Unobservable Inputs - This level includes fair values for which there are no observable inputs and relies on the reporting entity's own assumptions and estimates. These fair values are considered the least reliable and most subjective.

Detachable common stock warrants issued in connection with debt may be recorded as either liabilities or equity depending on the applicable accounting guidance. The Company determined that warrants issued in connection with our notes payable met the definition of a freestanding financial instrument and qualified for treatment as permanent equity. Warrants recorded as equity are recorded at the fair market value determined at issuance date, and are not remeasured after that. We utilized the Black-Scholes valuation model to estimate the fair value of warrants granted at issuance date. The initial measurement of the fair value of the notes considers the present value of future cash flows, discounted at the current market rate of interest at the issuance date, and time to liquidity. The Company allocated the value of warrants between the relative fair value of the notes payable without the warrants, and the warrants themselves at the time of issuance. The allocated portion of the warrants was treated as a debt discount, and amortized over the term of the note. The amortization of the debt discount is recognized as interest expense. When a notes payable are issued at a discount, wherein a significant portion of the issuance is between related parties, the valuation of the notes and the discount involve significant judgment and the use of unobservable inputs, classifying it into Level 3 of the fair value hierarchy, requiring a nonrecurring fair value measurement. Changes other than additions, settlements, or discount amortization, in the fair value of the notes payable, net of discounts do not impact net income or cash flows.

The following schedule summarizes the valuation of financial instruments at fair value on a nonrecurring basis in the balances sheet as of December 31, 2024 and December 31, 2023:

| | December 31, 2024 | | December 31, 2023 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| **Liabilities** | | | | |
| Notes payable, related parties, net of debt discounts | $ 2,195,500 | $ 2,469,531 | $ 6,714,288 | $ 7,008,684 |
| Notes payable, net of debt discounts | 375,780 | 237,841 | 907,976 | 953,847 |
| Total liabilities | $ 2,571,280 | $ 2,707,372 | $ 7,622,264 | $ 7,962,531 |

**Note 6 – Inventory**

Inventory

As of December 31, 2024 the Company's inventory consisted of raw materials, material overhead, labor, and manufacturing overhead, categorized as follows:

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| Finished goods | $ | 8,816,867 | $ | 222,051 |
| Packaging materials | | 1,639,608 | | 815,883 |
| Inventory in transit | | - | | 571,970 |
| Work in progress | | 9,550,665 | | 691,290 |
| Raw materials | | 1,401,408 | | 1,822,052 |
| Inventory Reserve  - Allowance for Obsolescence | | (1,095,233) | | - |
| Total inventory | $ | 20,313,315 | $ | 4,123,246 |

Prepaid Inventory

The company had reported a total of $55,796 and $563,131 in prepaid inventory as of December 31, 2024 and December 31, 2023, respectively. Prepaid inventory primarily consists of deposits and advance payments to suppliers for the purchase of raw materials and finished goods expected to be received and utilized in production within the next financial period, which have not been shipped as of the balance sheet date.

The Company accounts for prepaid inventory at cost, which includes all charges necessary to bring the inventory items to their present location and condition. Upon shipment of the inventory, these amounts are reclassified from prepaid inventory to the appropriate inventory accounts on the balance sheet.

**Note 7 – Prepaid Expenses**

Prepaid expenses consist of the following at December 31, 2024 and December 31, 2023:

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| Prepaid software licenses | $ | 44,736 | $ | 35,252 |
| Prepaid insurance costs | | 260,995 | | 48,305 |
| Prepaid other | | 217,711 | | 553,290 |
| Prepaid rent | | - | | 67,119 |
| Total prepaid expenses | $ | 523,442 | $ | 703,966 |

**Note 8 – Property and Equipment**

Property and equipment at consist of the following at December 31, 2024 and December 31, 2023:

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Machinery | $ 7,826,224 | $ 4,714,626 |
| Leasehold improvements | 1,467,267 | 1,409,767 |
| Software | 70,000 | 70,000 |
| Website | 71,589 | 71,589 |
| Office equipment | 121,674 | 21,440 |
| Construction in progress | 4,040,207 | 1,381,663 |
|  | 13,596,961 | 7,669,085 |
| Less: Accumulated depreciation and amortization | (1,794,541) | (967,602) |
| Total property and equipment, net | $ 11,802,420 | $ 6,701,483 |

Construction in progress consists of costs incurred to build out our manufacturing facilities in Texas, along with the construction of our freeze driers. These costs will be capitalized as Leasehold Improvements and Machinery, respectively, upon completion.

For the twelve months ended December 31, 2024 and 2023, respectively, depreciation of property and equipment was $826,939 and $459,345, of which $795,295 and $355,286 was allocated to cost of goods sold, resulting in net depreciation expense of $31,644 and $104,058 included in operating expense.

**Note 9 – Leases**

The Company determines if an arrangement is a finance lease or operating lease at inception and recognizes right-of-use ("ROU") assets and lease liabilities at commencement date based on the present value of the lease payments over the lease term. For operating leases, our right-of-use assets are amortized on a straight-line basis over the lease term with rent expense recorded to operating expenses. The Company has elected the practical expedient of not separating lease components from nonlease components. The depreciable life of related leasehold improvements is based on the shorter of the useful life or the lease term.

The Company leases its 20,945 square foot facility under a non-cancelable real property lease agreement that expires on August 31, 2025, with two five-year options to extend, at a monthly lease rate of $11,296, with approximately a 3% annual escalation of lease payments commencing September 15, 2021, under which an entity owned entirely by Ira Goldfarb, the Company's Executive Chairman, is the landlord. The facility lease contains provisions requiring payment of property taxes, utilities, insurance, maintenance and other occupancy costs applicable to the leased premise. As the Company's leases do not provide implicit discount rates, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate for the lease at the time of commencement was 5.75%.

On May 22, 2024, the Company entered into an industrial lease (the "Lease") with USCIF Pinnacle Building B LLC, a Delaware limited liability company. Pursuant to the terms of the Lease, the Company will lease approximately 324,000 rentable square feet from the Lessor at 4024 Rock Quarry Road, Dallas, Texas for a term of approximately 62 months, which the Company intends to use as industrial and manufacturing space. The Term of the Lease commenced on May 22, 2024. The Lease provides for graduated rent payments starting at $122,175 per month, increasing up to $297,289 per month by the end of the Lease, plus taxes, insurance and common area maintenance costs. The Company has provided a security deposit in the amount of $1,000,000 in connection with the Lease. The Lease may be renewed upon the extension in writing between the Company and the Lessor for a period of up to 60 months. The incremental borrowing rate for the lease at the time of commencement was 10.84%.

On January 19, 2024, Sow Good Inc., the Company entered into a sublease agreement with Papsa Merx S. de R.S. de C.V., a corporation registered in Mexico City, Mexico. Pursuant to the terms of the Sublease Agreement, the Company will sublease approximately 141 rentable square meters at Av. Roble 660, Valle del Campestre, 66265 San Pedro Garza García Municipality, Nuevo León, 66269 for a term of approximately seventeen months, which the Company intends to use as office space. The Term of the Lease Agreement commenced on February 1, 2024. The Sublease Agreement provides for rent payments at fixed price of $5,250 USD per month plus the corresponding Value Added Tax for the duration of the Term. The Company is also responsible for operating expenses of the Premises, which includes a maintenance fee, electricity and internet services. The Company is required to provide a deposit of guarantee in the amount of $5,250 USD in connection with the Sublease Agreement. The Sublease Agreement does not have a renewal period. The incremental borrowing rate for the lease at the time of commencement was 10.68%.

On October 26, 2023, the Company entered into a lease agreement with Prologis, Inc., a Maryland corporation, which the Company intends to use as production space. The Company leased approximately 51,264 square feet in Dallas, Texas for an initial term of approximately five years and two months. The lease commenced on November 1, 2023. The base rent payments started at approximately $42,500 per month in the first year, and increase each year, up to approximately $51,700 per month during the last year of the initial term. The Company is also responsible for operating expenses of the premises, which start at $7,835 per month, with an annual escalation of 4.3%. As a deposit on the lease, the Company is required to provide a letter of credit to the Landlord in the amount of $300,000. The lease may be extended for a period of five years, at the option of the Company, at a rate to be based on a fair market rent rate determined at the time of the extension. The incremental borrowing rate for the lease at the time of commencement was 9.38%.

On July 1, 2023, the Company entered into a lease for additional warehouse space in Irving, Texas, of approximately 9,000 feet under a 37-month lease at a rate of $8,456 per month, with approximately a 4% annual escalation of lease payments. The facility lease contains provisions requiring payment of property taxes, utilities, insurance, maintenance and other occupancy costs applicable to the leased premise. As the Company's leases do not provide implicit discount rates, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate for the lease at the time of commencement was 8%.

The components of lease expense were as follows:

|  | For the Year Ended December 31, | |
|---|---|---|
|  | 2024 | 2023 |
| Right-of-Use lease cost: | | |
| Amortization of right-of-use asset | $ 2,168,081 | $ 189,605 |

Supplemental balance sheet information related to leases was as follows:

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Operating lease: | | |
| Operating lease assets | $ 16,459,215 | $ 4,061,820 |
| | | |
| Current portion of operating lease liability | $ 2,599,102 | $ 550,941 |
| Noncurrent operating lease liability | 15,193,129 | 3,671,729 |
| Total operating lease liability | $ 17,792,231 | $ 4,222,670 |
| | | |
| Weighted average remaining lease term: | | |
| Operating leases (in years) | 4.8 | 5.9 |
| Weighted average discount rate: | | |
| Operating lease | 10.25% | 8.20% |

Supplemental cash flow and other information related to operating leases was as follows:

| | For the Year Ended December 31, | |
| | 2024 | 2023 |
| --- | --- | --- |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows used for operating leases | $ 2,368,414 | $ 194,435 |
| | | |
| Leased assets obtained in exchange for lease liabilities | | |
| Total operating lease liabilities | $ 14,171,922 | $ 1,353,898 |

The future minimum lease payments due under operating leases as of December 31, 2024 is as follows:

| Fiscal Year Ending December 31, | Minimum Lease Commitments |
| --- | --- |
| 2025 | $ 4,314,293 |
| 2026 | 4,894,581 |
| 2027 | 5,004,433 |
| 2028 | 5,203,709 |
| 2029 and thereafter | 3,305,650 |
| Total | $ 22,722,666 |
| Less effects of discounting | (4,930,435) |
| Lease liability recognized | $ 17,792,231 |

**Note 10– Notes Payable, Related Parties**

Notes payable, related parties consists of the following at December 31, 2024 and December 31, 2023, respectively:

| | December 31, 2024 | December 31, 2023 |
| --- | --- | --- |
| On May 11, 2023, the Company received $100,000 pursuant to a note and warrant purchase agreement from Bradley Berman, one of the Company's Directors, on behalf of the Bradley Berman Irrevocable Trust, as lender. The note bears interest at 8% per annum, payable in cash semi-annually on June 30 and December 31, with appropriate pro rata adjustments made for any partial interest accrual period. The noteholder also received warrants to purchase 25,000 shares of common stock, exercisable at $2.50 per share over a ten-year term. The warrants were exercised on April 15, 2024, and the proceeds were used to partially repay the note. The unsecured note matured on May 11, 2024. | $ - | $ 100,000 |
| On April 25, 2023, the Company received $50,000 pursuant to a note and warrant purchase agreement from the Cesar J. Gutierrez Living Trust, as beneficially controlled by the brother of the Company's CEO, as lender. The note bears interest at 8% per annum, payable in cash semi-annually on June 30 and December 31, with appropriate pro rata adjustments made for any partial interest accrual period. The noteholder also received warrants to purchase 12,500 shares of common stock, exercisable at $2.50 per share over a ten-year term. The warrants were exercised on April 15, 2024, and the proceeds were used to partially repay the note. The unsecured note matured on April 25, 2024. | - | 50,000 |
| On April 25, 2023, the Company received $750,000 pursuant to a note and warrant purchase agreement from a trust held by the Company's Chairman, Mr. Goldfarb, as lender. The note bears interest at 8% per annum, payable in cash semi-annually on June 30 and December 31, with appropriate pro rata adjustments made for any partial interest accrual period. The noteholder also received warrants to purchase 187,500 shares of common stock, exercisable at $2.50 per share over a ten-year term. The warrants were exercised on April 15, 2024, and the proceeds were used to partially repay the note. The unsecured note matured on April 25, 2024. | - | 750,000 |
| On April 11, 2023, the Company received $250,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The | 250,000 | 250,000 |

unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 62,500 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024.

| | | |
|---|---|---|
| On March 7, 2023, the Company received $250,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 62,500 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 250,000 | 250,000 |
| On March 2, 2023, the Company received $250,000 pursuant to a note and warrant purchase agreement from a trust held by the Company's Chairman, Mr. Goldfarb, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 62,500 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 250,000 | 250,000 |
| On February 1, 2023, the Company received $500,000 pursuant to a note and warrant purchase agreement from a trust held by the Company's Chairman, Mr. Goldfarb, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 125,000 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 500,000 | 500,000 |
| On January 5, 2023, the Company received $250,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 62,500 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 250,000 | 250,000 |
| On December 31, 2022, the Company received $250,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 62,500 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 250,000 | 250,000 |
| On September 29, 2022, the Company received $500,000 pursuant to a note and warrant purchase agreement from a trust held by the Company's Chairman, Mr. Goldfarb, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 125,000 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 500,000 | 500,000 |
| On September 29, 2022, the Company received $250,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The unsecured note matures on August 23, 2025. The note bears interest at 8% per annum, payable on January 1, 2025. The noteholder also received warrants to purchase 62,500 shares of common stock, exercisable at $2.60 per share over a ten-year term. The warrants were exercised on April 15, 2024. | 250,000 | 250,000 |
| On April 8, 2022, the Company received $2,000,000 pursuant to a note and warrant purchase agreement from a trust held by the Company's Chairman, Mr. Goldfarb, as lender. The unsecured note bears interest at 6% per annum, compounded semi-annually, and was payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 500,000 shares of common stock, exercisable at $2.35 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds from certain warrant exercises were used to repay the note. | - | 2,000,000 |
| On April 8, 2022, the Company received $100,000 pursuant to a note and warrant purchase agreement with the Company's Chairman and CEO, Mr. & Mrs. Goldfarb, as lenders. The unsecured note bears interest at 6% per annum, compounded semi-annually, and was payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 25,000 shares of common stock, exercisable at $2.35 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds were used to repay the note. | - | 100,000 |
| On April 8, 2022, the Company received $100,000 pursuant to a note and warrant purchase agreement with IG Union Bower LLC, an entity owned by Ira Goldfarb, the Company's Chairman, as lender. The unsecured note | - | 100,000 |

bears interest at 6% per annum, compounded semi-annually, and was payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 25,000 shares of common stock, exercisable at $2.35 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds were used to repay the note.

| | | |
|---|---|---|
| On April 8, 2022, the Company received $920,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The unsecured note bears interest at 6% per annum, compounded semi-annually, and was payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 230,000 shares of common stock, exercisable at $2.35 per share over a ten-year term.The warrants were exercised on April 15, 2024 and proceeds were used to repay the note. | - | 920,000 |
| On December 31, 2021, the Company received $1,500,000 pursuant to a note and warrant purchase agreement with the Company's Chairman and CEO, Mr. & Mrs. Goldfarb, as lenders. The unsecured note bears interest at 8% per annum, compounded semi-annually, and shall be payable in cash semi-annually on June 30th and December 31st. The noteholders also received warrants to purchase 225,000 shares of common stock, exercisable at $2.21 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds were used to partially repay the note. The note matured on December 31, 2024. | - | 1,500,000 |
| On December 31, 2021, the Company received $500,000 pursuant to a note and warrant purchase agreement from the Lyle A. Berman Revocable Trust, as beneficially controlled by one of the Company's Directors, as lender. The unsecured note bears interest at 8% per annum, compounded semi-annually, and shall be payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 75,000 shares of common stock, exercisable at $2.21 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds were used to repay the note. | - | 500,000 |
| On December 31, 2021, the Company received $25,000 pursuant to a note and warrant purchase agreement from the Company's former CFO, Bradley K. Burke, as lender. The unsecured note bears interest at 8% per annum, compounded semi-annually, and shall be payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 3,750 shares of common stock, exercisable at $2.21 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds were used to partially repay the note. The note matured on December 31, 2024. | - | 25,000 |
| On December 31, 2021, the Company received $50,000 pursuant to a note and warrant purchase agreement from the Cesar J. Gutierrez Living Trust, as beneficially controlled by the brother of the Company's CEO, as lender. The unsecured note bears interest at 8% per annum, compounded semi-annually, and shall be payable in cash semi-annually on June 30th and December 31st. The noteholder also received warrants to purchase 7,500 shares of common stock, exercisable at $2.21 per share over a ten-year term. The warrants were exercised on April 15, 2024 and proceeds were used to partially repay the note. The note matured on December 31, 2024. | - | 50,000 |
| Total notes payable, related parties | 2,500,000 | 8,595,000 |
| Less unamortized debt discounts: | 304,500 | 1,880,712 |
| Notes payable | 2,195,500 | 6,714,288 |
| Less current maturities | 2,195,500 | 2,543,146 |
| Notes payable, related parties, less current maturities | $ - | $ 4,171,142 |

In the twelve months ended December 31, 2024, the Company recorded $696,502 of loss on the early extinguishments of debt related to the accelerated amortization of debt discounts related to the Warrant Exercise Transaction. In the three and twelve months ended December 31, 2023, the Company recognized no loss on the early extinguishment of debt related to the accelerated amortization of debt discounts.

**Note 11 – Notes Payable**

Notes payable consists of the following at December 31, 2024 and December 31, 2023, respectively:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| On April 25, 2023, the Company received $400,000 pursuant to a note and warrant purchase agreement from an accredited investor, as lender. The note bears interest at 8% per annum, payable in cash semi-annually on June 30 and December 31, with appropriate pro rata adjustments made for any partial interest accrual period. The noteholder also received warrants to purchase 100,000 shares of common stock, exercisable at $2.50 per share over a ten-year term. The warrants were exercised on April 15, 2024, and the proceeds were used to partially repay the note. The remaining portion of the note matured on April 25, 2024. | $ - | $ 400,000 |
| On April 8, 2022, the Company received $80,000 pursuant to a note and warrant purchase agreement from an accredited investor, as lender. The unsecured note bears interest at 6% per annum, compounded semi-annually, and was payable in cash semi-annually on June 30th and December 31st. On August 23, 2022, the note was amended to update the terms of the interest payment to be payable at the earlier of the maturity date or January 1, 2025, rather than being paid semi-annually. The note matures on April 8, 2025. The noteholders also received warrants to purchase 20,000 shares of common stock, exercisable at $2.35 per share over a ten-year term. The warrants were exercised on April 15, 2024, and the proceeds were used to partially repay the note. | 33,000 | 80,000 |
| On April 8, 2022, the Company received $500,000 pursuant to a note and warrant purchase agreement from an accredited investor, as lender. The unsecured note bears interest at 6% per annum, compounded semi-annually, and was payable in cash semi-annually on June 30th and December 31st. On August 23, 2022, the note was amended to update the terms of the interest payment to be payable at the earlier of the maturity date or January 1, 2025, rather than being paid semi-annually. The note matures on April 8, 2025. The noteholders also received warrants to purchase 125,000 shares of common stock, exercisable at $2.35 per share over a ten-year term. The warrants were exercised on April 15, 2024, and the proceeds were used to partially repay the note. | 206,250 | 500,000 |
| On June 16, 2020, the Company entered into a loan authorization and loan agreement with the United States Small Business Administration (the "SBA"), as lender, pursuant to the SBA's Economic Injury Disaster Loan ("EIDL") assistance program in light of the impact of the COVID-19 pandemic on the Company's business (the "EIDL Loan Agreement") encompassing a $150,000 Promissory Note issued to the SBA (the "EIDL Note")(together with the EIDL Loan Agreement, the "EIDL Loan"), bearing interest at 3.75% per annum. In connection with entering into the EIDL Loan, the Company also executed a security agreement, dated June 16, 2020, between the SBA and the Company (the "EIDL Security Agreement") pursuant to which the EIDL Loan is secured by a security interest on all of the Company's assets. Under the EIDL Note, the Company is required to pay principal and interest payments of $731 every month beginning June 16, 2022, as extended. All remaining principal and accrued interest is due and payable on June 16, 2050. The EIDL Note may be repaid at any time without penalty. | 150,000 | 150,000 |
| Total notes payable | 389,250 | 1,130,000 |
| Less unamortized debt discounts: | 13,470 | 222,024 |
| Notes payable | 375,780 | 907,976 |
| Less current maturities | 225,780 | 313,938 |
| Notes payable, less current maturities | $ 150,000 | $ 594,038 |

The Company recognized interest expense related to notes payable, related parties, and other notes payable for the three and twelve months ended December 31, 2024 and 2023, as follows:

| | | For the Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| Interest on notes payable, related parties | $ | 338,651 | $ | 598,340 |
| Amortization of debt discounts on notes payable, related parties | | 879,710 | | 1,009,396 |
| Interest on notes payable | | 30,415 | | 65,848 |
| Amortization of debt discounts on notes payable | | 208,554 | | 164,590 |
| Interest - other | | 7,310 | | 1,575 |
| Total interest expense | $ | 1,464,640 | $ | 1,839,749 |

**Note 12 – Stockholders' Equity**

Preferred Stock

The Company has 20,000,000 authorized shares of $0.001 par value preferred stock. No shares have been issued to date.

Warrant Exercise Transaction

On April 15, 2024, the Company issued 2,186,250 shares of its common stock in connection with the exercise of warrants that were issued between December 2021 and May 2023 (the "Warrants"), with exercise prices varying from $2.21 to $2.60 (the "Warrant Exercise"). None of the Warrants were amended prior to or in connection with the Warrant Exercise. Each of the exercising holders of warrants (collectively, the "Holders"), received its warrants in connection with the incurrence by the Company of indebtedness pursuant to various tranches of promissory notes issued between December 2021 and May 2023 (collectively, the "Notes"). The Warrants were classified as permanent equity at inception. Due to a redemption feature in the Warrants allowing the Company to redeem the Warrants for $0.001 per Warrant if the daily volume weighted average price per share over thirty consecutive trading days is above $9.00, the Company received indications of intent to exercise Warrants from various Holders given the recent increase in trading price of the Company's common stock. With authorization from the Company's Board of Directors, each of the Holders was provided an opportunity to, and agreed to, amend certain of such Holder's Notes (the "Notes Amendment") to allow for the partial prepayment of principal in an aggregate amount equal to the exercise price of such Holder's Warrants. In addition to the Notes Amendment, certain of the Holders elected use a portion of the accrued but unpaid interest under such Holder's Notes to pay the exercise price of the Warrants. Certain of the Notes were repaid in full as a result of the Warrant Exercise and thereby did not need to be amended pursuant to the Notes Amendment (the Warrant Exercise, whether by partial or full repayment of principal, or by election to use a portion of accrued but unpaid interest under the Notes, together with the Notes Amendment, the "Warrant Exercise Transaction"). As a result of the Warrant Exercise Transaction, excluding the impact of deferred debt costs, the Company's debt was reduced by $5,200,363, accrued interest payable was reduced by $98,750, common equity was increased by $5,299,112 and the Company issued an aggregate of 2,186,250 shares of common stock.

Certain of the Notes totaling $3,620,000 were fully repaid and the related debt discounts of $696,502 were fully expensed as a loss on the extinguishment of debt in the twelve months ended December 31, 2024. The Notes subject to the Notes Amendment were partially repaid, this payment totaled $1,580,363, and the ratable portion of the related debt discounts totaling $215,773 was included as amortized interest in the twelve months ended December 31, 2024. The remaining debt discounts will continue to be amortized as interest over the remaining term of the Notes. The Notes Amendment only allowed for the partial prepayment of principal and did not change any other terms of the Notes, and the present value of expected cash flows over the remaining life of the Notes remains substantially unchanged by the modification of these Notes.

Common Stock Sold for Cash

On December 31, 2024, Ira and Claudia Goldfarb purchased 12,374 shares of common stock jointly, at a share price of $2.05 pursuant to a Stock Purchase Agreement.

On November 14, 2024 the Company filed a shelf registration to offer and sell from time to time in one or more offerings, up to $50.0 million in aggregate of common stock, preferred stock, debt securities, warrants, and units. As of December 31, 2024, 1,042,862 shares of our common stock have been issued under the registration netting aggregate proceeds of $2,191,213.

On May 2, 2024, the Company priced its registered underwritten public offering of 1,200,000 shares of the Company's common stock, par value $0.001 at a price of $10.00 per share. In addition, the Company granted the underwriters a 30-day overallotment option to purchase up to 180,000 additional shares of common stock and issued to the underwriters warrants to purchase 120,000 shares of Common Stock. On May 1, 2024, the Company received approval to list its common stock on the Nasdaq Capital Market stock exchange ("Nasdaq"). Trading on Nasdaq commenced on May 2, 2024. On May 9, 2024, the underwriters purchased all of the Additional Shares pursuant to the full exercise of their overallotment option. Including proceeds from the Additional Shares, the proceeds from the public offering were approximately $11,974,976 net of offering expenses and underwriting discounts and commissions.

On March 28, 2024, the Company raised $3,738,000 of capital from the sale of 515,597 newly issued shares of common stock at a share price of $7.25 in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof. A total of 158,694 of these shares, or proceeds of $1,150,500 were purchased by officers, directors, and related parties.

On November 20, 2023, the Company entered into a Stock Purchase Agreement with multiple accredited investors to sell and issue to the purchasers, thereunder, an aggregate of 426,288 shares of the Company's common stock at a price of $6.50 per share. Proceeds to the Company from the sale of the shares were $2,770,848. A total of 46,669 of these shares, or proceeds of $303,348 were purchased by officers and directors.

On August 25, 2023, the Company entered into a Stock Purchase Agreement with multiple accredited investors to sell and issue to the purchasers, thereunder, an aggregate of 735,000 shares of the Company's common stock at a price of $5.00 per share. Proceeds to the Company from the sale of the shares were $3,675,000. A total of 195,000 of these shares, or proceeds of $975,000 were purchased by officers and directors.

Common Stock Issued to Directors for Services

On February 9, 2024, the Company issued an aggregate 23,534 shares of common stock amongst its five non-employee Directors and three advisory Directors for annual services to be rendered. The aggregate fair value of the common stock was $519,280, based on the closing price of the Company's common stock on the date of grant. The shares were expensed upon issuance.

On January 11, 2024, the Company issued an aggregate 7,060 shares of common stock amongst its five non-employee Directors for annual services to be rendered. The aggregate fair value of the common stock was $56,480, based on the closing price of the Company's common stock on the date of grant. The shares were expensed upon issuance.

On January 5, 2024, the Company appointed Edward Shensky as a member of the Board of Directors of the Company effective immediately. Pursuant to the Company's Non-Employee Director Compensation Plan, Mr. Shensky received annualized compensation of $25,000, paid in common stock.

On June 1, 2023, the Company issued an aggregate 21,095 shares of common stock amongst its five directors for annual services to be rendered. The aggregate fair value of the common stock was $125,230, based on the closing price of the Company's common stock on the date of grant. The shares were expensed upon issuance.

**Note 13 – Options**

The 2020 Equity Plan was approved by written consent of a majority of shareholders of record as of November 12, 2019 and adopted by the Board of Directors on December 5, 2019, as provided in the definitive information statement filed with Securities and

**SOW GOOD INC.**
**Notes to Financial Statements**

Exchange Commission on January 10, 2020 (the "DEF 14C"). The description of the 2020 Equity Plan is qualified in its entirety by the text of the 2020 Equity Plan, a copy of which was attached as Annex C to the DEF 14C.

Amendment to the 2020 Stock Incentive Plan

On January 8, 2024, our stockholders took action by written consent to ratify the amendment to the 2020 Stock Incentive Plan (the "2020 Plan") approved by the Board of Directors on December 15, 2023. On December 15, 2023, our Board approved an amendment to the 2020 Plan to effect an increase in the number of shares that remain available for issuance under the 2020 Plan by an additional 2,150,000 shares up to an aggregate of 2,964,150 shares available for issuance under the 2020 Plan (the "2020 Plan Amendment"). Before the 2020 Plan Amendment, the number of shares available for issuance under the 2020 Plan would be too limited to effectively operate as an incentive and retention tool for employees, officers, directors, non-employee directors and consultants of the Company and its affiliates (as defined in the 2020 Plan). The 2020 Plan and the approved increase enabled us to continue our policy of equity ownership by employees, officers, directors, non-employee directors and consultants of the Company and its affiliates as an incentive to contribute to the creation of long-term value for our stockholders.

2024 Stock Incentive Plan

Effective February 15, 2024, the Board of Directors adopted the 2024 Plan (the "2024 Plan") under which a total of 3,000,000 share of our common stock have been reserved for issuance of Incentive Stock Options, or ISOs, Non-Qualified Stock Options, or NSOs, restricted share awards, stock unit awards, SARs, other stock-based awards, performance-based stock awards, (collectively, "stock awards") and cash-based awards (stock awards and cash-based awards are collectively referred to as "awards"). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries, and affiliates.

The following table sets forth shares authorized and available under our incentive plans at December 31, 2024:

|  | Options Authorized | Options Granted | Options Exercised | Options Cancelled or Expired | Options Outstanding | Options Available to be Issued |
|---|---|---|---|---|---|---|
| 2016 Plan | 12,712 | 3,333 | - | 1,000 | 2,333 | 10,379 |
| 2020 Plan | 2,964,150 | 2,745,084 | 50,459 | 201,028 | 2,493,597 | 470,553 |
| 2024 Plan | 3,000,000 | 96,861 | - | 8,000 | 88,861 | 2,911,139 |

Outstanding Options

The following is a summary of information about the Stock Options outstanding at December 31, 2024:

|  | Shares Underlying Options Outstanding | | | | Shares Underlying Options Exercisable | |
|---|---|---|---|---|---|---|
|  | Shares Underlying Options Outstanding | Range of Exercise Prices | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price | Shares Underlying Options Exercisable | Weighted Average Exercise Price |
| December 31, 2023 | 2,620,813 | $2.35 - $195.00 | 6.6 | $ 19.38 | 271,259 | $ 4.69 |
| December 31, 2024 | 2,584,791 | $2.35 - $40.00 | 8.35 | $ 20.06 | 552,856 | $ 6.56 |

**SOW GOOD INC.**
**Notes to Financial Statements**

The following is a summary of activity of outstanding stock options at December 31, 2024:

| | Number of Shares | | Weighted Average Exercise Prices | | Average Intrinsic Value |
|---|---|---|---|---|---|
| Balance, December 31, 2022 | 590,991 | $ | 4.53 | $ | 2,677,189 |
| Options granted | 2,050,905 | | 23.55 | | |
| Options cancelled | (21,083) | | (2.84) | | |
| Balance, December 31, 2023 | 2,620,813 | $ | 19.38 | $ | 50,802,052 |
| Options granted | 118,111 | | 15.37 | | |
| Options exercised | (50,459) | | (3.25) | | |
| Options cancelled | (88,850) | | (6.84) | | |
| Options expired | (14,824) | | (9.67) | | |
| Balance, December 31, 2024 | 2,584,791 | $ | 20.06 | $ | 51,844,122 |
| | | | | | |
| Exercisable, December 31, 2024 | 552,856 | $ | 6.37 | $ | 3,521,693 |

Options Granted

During the twelve months ended December 31, 2024, 25 employees were granted options to purchase an aggregate of 118,111 shares of the Company's common stock, having a weighted average exercise price of $15.37, exercisable over a 10-year term. The options will vest 60% on the third anniversary, and 20% each anniversary thereafter until fully vested. The Company uses the Black-Scholes Pricing Model to determine the fair value of options at the grant date. Inputs to this model include, expected term, risk-free interest rate, volatility, and the dividend rate. Due to a limited exercise history, the Company uses the simplified method of calculating expected term, which results in expected term of 6.8 years options granted in 2024. The Company uses an interest rate from the U.S. Department of the Treasury's published yield curve which corresponds to the expected term. The annualized monthly volatility rate was 92 to 97%. The weighted average estimated fair value using the Black-Scholes Pricing Model, based on these inputs was $12.38, per share, or $1,462,214 total expense. The options are being expensed over the vesting period.

Options Cancelled or Forfeited

Approximately 88,850 options with a weighted average strike price of $9.67 per share were forfeited by former employees during the twelve months ended December 31, 2024. Reductions to share compensation expense recognized at the time of forfeiture.

Options Expired

During the twelve months ended December 31, 2024, options expirations consisted of 333 options with a $112.20 strike price, and 14,491 options with a $5.41 strike price.

Options Exercised

A total of 50,459 options were exercised during the twelve months ended December 31, 2024. No options were exercised during the twelve months ended December 31, 2023. Proceeds from options exercises during the twelve months ended December 31, 2024 amounted to $163,854.

Options Exercisable

There were 552,856 options exercisable as of December 31, 2024.

Options Expense

The Company recognized compensation expense net of forfeitures related to common stock options that are being amortized over the implied service term, or vesting period, of the options during the twelve months ended December 31, 2024 and 2023, as follows:

|  | For the Year Ended December 31, | | | |
|  | 2024 | | 2023 | |
| Directors | $ | 86,892 | $ | 91,990 |
| Officers |  | 4,214,949 |  | 238,932 |
| Employees |  | 209,815 |  | 68,304 |
| Total amortized options expense | $ | 4,511,656 | $ | 711,037 |

As of December 31, 2024, the remaining unamortized balance to be expensed over the next five years is $11,083,090 and the weighted-average period over which these awards are expected to be recognized is approximately 1.65 years.

**Note 14 – Warrants**

Warrants Exercised

A total of 2,186,250 warrants related to the issuance of debt were fully exercised at an average price of $2.50, and the proceeds were used to repay certain Notes Payable. The debt discounts relating to the warrants were either written off as a loss on early extinguishment of debt, to the extent that the related Notes Payable were fully retired, or amortized to interest expense for those Notes which were partially extinguished. The Company realized a loss on early extinguishment of debt of $696,502 for twelve months ended December 31, 2024. Interest expense related to debt discount amortization was $1,088,264 and $1,173,986 for the twelve months ended December 31, 2024 and 2023, respectively. Another 52,500 warrants were exercised at an exercise price of $4.00 during the period.

Warrants Granted

In connection with the Company's underwritten public offering in May 2024, the Company issued to the underwriters warrants to purchase 138,000 shares of Common Stock. The grant was equal to 10% of the number of shares sold in this offering by Roth, (a total of 1,380,000 shares). The Representative's Warrants will be exercisable upon issuance, will have an exercise price equal to 120%, (or $12.00) of the initial public offering price and will terminate fifth anniversary of the effective date of the registration statement. The Representative's Warrants and the underlying shares of common stock are deemed compensation by the Financial Industry Regulatory Authority, Inc. ("FINRA") and will therefore be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the Representative's Warrants nor any shares issued upon exercise of the Representative's Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the Representative's Warrants are being issued, subject to certain exceptions. The fair value of the warrants, was determined using the Black-Scholes option pricing model, and was recorded through additional paid in capital as an offset of the offering proceeds.

Outstanding Warrants

Warrants to purchase an aggregate total of 190,500 shares of common stock at a weighted average strike price of $9.80, exercisable over a weighted average life of 5 years, were outstanding as of December 31, 2024.

No warrants were cancelled or expired during the twelve months ended December 31, 2024.

**Note 15 - Segment Reporting**

The Company operates as a single reportable segment, which is engaged in the production and sale of freeze-dried candy products. The Chief Operating Decision Maker ("CODM"), who is the Company's Chief Executive Officer, evaluates the performance of the business and allocates resources based on a review of the Statement of Operations presented on a consolidated basis. The CODM does not review assets in evaluating the results of the freeze-dried candy segment, and therefore, such information is not presented.  The accounting policies of the freeze-dried candy segment are the same as those described in Note 2 – Summary of Significant Accounting Policies.

The following table provides the operating financial results of our freeze-dried candy segment for the twelve months ended December 31, 2024 and 2023:

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
|---|---|---|
| Revenues | $ 31,992,511 | $ 16,070,924 |
| Less: Significant other segment expenses | | |
| Cost of goods sold | 19,017,498 | 12,795,754 |
| Salaries and benefits | 7,824,030 | 2,314,047 |
| Professional services | 1,589,287 | 688,023 |
| Other general and administrative expenses | 5,086,342 | 1,389,726 |
| Depreciation and amortization | 31,644 | 104,058 |
| Interest expense, net | 1,325,845 | 1,839,749 |
| Loss on early extinguishment of debt | 696,502 | - |
| Income tax expense (benefit) | 123,579 | - |
| Segment net income | $ (3,702,216) | $ (3,060,433) |

**Note 16 - Earnings Per Share**

Basic and diluted earnings per share for the three and nine months ended December 31, 2024 and December 31, 2023:

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
|---|---|---|
| Net loss attributable to common shareholders | $ (3,702,216) | $ (3,060,433) |
| Basic and diluted weighted average shares | 9,238,233 | 5,168,339 |
| Basic and diluted loss per share | $ (0.40) | $ (0.59) |

The table below includes information related to stock options and warrants that were outstanding at the end the twelve months ended December 31, 2024 and December 31, 2023. For periods in which the Company incurred a net loss, these amounts are not included in weighted average dilutive shares because their impact would be anti-dilutive.

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2024 | | 2023 |
| Weighted average stock options | | 2,520,374 | | 1,060,717 |
| Weighted average price of stock options | $ | 20.06 | $ | 19.38 |
| Weighted average warrants | | 779,813 | | 2,084,994 |
| Weighted average price of warrants | $ | 4.56 | $ | 2.50 |
| Average price of common stock | $ | 12.01 | $ | 5.37 |

**Note 17 – Income Taxes**

We account for income taxes under the provisions of ASC Topic 740, *Income taxes,* which provides for an asset and liability approach for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company recognized income tax expense of $123,579 and $0 for the periods ended December 31, 2024 and 2023, respectively.

The effective income tax rate for the years ended December 31, 2024 and 2023 consisted of the following:

| | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Federal statutory income tax rate | 21.00 % | 21.00 % |
| State income taxes | 0.00 % | 0.00 % |
| Permanent differences | (0.16 )% | (0.21 )% |
| Change in effective state income tax rate | 0.00 % | 0.00 % |
| True up prior year tax return | 0.05 % | 0.06 % |
| Change in valuation allowance | (0.11 )% | (20.85 )% |
| Net effective income tax rate | 20.78 % | 0.00 % |

The components of the deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2024 | | 2023 |
| Deferred tax assets: | | | | |
| Federal and state net operating loss carryovers | $ | 8,835,743 | $ | 9,391,254 |
| Stock compensation | | 3,587,594 | | 2,578,060 |
| Stock-based debt discounts | | 669,499 | | 440,963 |
| Goodwill and intangibles | | 1,012,214 | | 1,106,693 |
| Reorganization costs | | 28,135 | | 28,135 |
| Allowances | | 237,044 | | 132 |
| Total deferred tax assets | $ | 14,370,229 | $ | 13,545,237 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Property and equipment | | (672,148) | | (561,128) |
| Total deferred liabilities | | (672,148) | | (561,128) |
| | | | | |
| Net deferred tax assets (liabilities) | | 13,698,081 | | 12,984,109 |
| Less: valuation allowance | | (13,698,081) | | (12,984,109) |
| Deferred tax assets (liabilities) | $ | - | $ | - |

As of December 31, 2024, the Company has a net operating loss carryover of approximately $42,074,964. Under existing Federal law, a portion of the net operating loss may be utilized to offset taxable income through the year ended December 31, 2037. A portion of the net operating loss ("NOL") carryover begins to expire in 2031. For tax years beginning after December 31, 2017 pursuant to the enactment of the Tax Cuts and Jobs Act ("TCJA") net operating losses now carry forward indefinitely but are limited to offsetting 80% of taxable income in a tax year. Of the total estimated net operating loss as of December 31, 2024 , approximately $16,603,694 of the Company's NOL is subject to the TCJA net operating loss provisions.

ASC Topic 740 provides that a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2024, the Company is increasing its valuation allowance from $12,984,109 to $13,698,081 due to a decrease in the net estimated deferred tax assets. At this time, the Company believes it is more likely than not that the benefit of the remaining net deferred tax assets will not be realized, the Company will continue to evaluate this valuation allowance quarterly.

The Company filed annual US Federal income tax returns and annual income tax returns for the state of Minnesota through 2020. Following the 2020 tax year, the Company has filed annual state franchise tax returns for the state of Texas. We are not subject to income tax examinations by tax authorities for years before 2020 for all returns. Income taxing authorities have conducted no formal examinations of our past federal or state income tax returns and supporting records.

The Company adopted the provisions of ASC Topic 740 regarding uncertainty in income taxes. The Company has found no significant uncertain tax positions as of any date on or before December 31, 2024. We account for income taxes under the provisions of ASC Topic 740, *Income taxes,* which provides for an asset and liability approach for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes. The Company has found no significant uncertain tax positions as of any date on or before December 31, 2024.

**Note 18** – **Subsequent Events**

Management has evaluated events and transactions subsequent to the balance sheet date through the date of this report (the day the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.**

The Company conducted an evaluation to determine the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Following the evaluation, on August 23, 2023, the Audit Committee approved the appointment of Urish Popeck & Co., LLC ("UPCO") as the Company's independent public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2024 and to review the Company's quarterly consolidated financial statements beginning with the third quarter of the 2023 fiscal year. On the same date, the Audit Committee approved the dismissal of M&K CPAS, PLLC ("M&K") as the Company's independent registered public accounting firm.

During the years ended December 31, 2024 and 2023 there were no disagreements with M&K or UPCO.

**ITEM 9A. CONTROLS AND PROCEDURES**

**Evaluation of Disclosure Controls and Procedures**

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by us in the reports we file or furnish to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Interim Chief Financial Officer, who is one and the same, to allow timely decisions regarding required disclosures.

As of December 31, 2024, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined) in Exchange Act Rules 13a –15(e). Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Interim Chief Financial Officer does not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Interim Chief Financial Officer has determined that our disclosure controls and procedures are effective at doing so, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented if there exists in an individual a desire to do so. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

**Management's Annual Report on Internal Control over Financial Reporting.**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. All internal control systems, no matter how well designed, have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We maintain disclosure controls and procedures that are designed to ensure the information we are required to disclose in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based on their evaluation as of December 31, 2024, our Chief Executive Officer and Interim Chief Financial Officer, Claudia Goldfarb, concluded that our disclosure controls and procedures are effective to accomplish their objectives and to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

*Changes in Internal Control over Financial Reporting*

There have been no changes in the Company's internal control over financial reporting through the date of this report or during the quarter ended December 31, 2024, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

*Independent Registered Accountant's Internal Control Attestation*

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to applicable law.

**ITEM 9B.  OTHER INFORMATION**

None.

## PART III

## ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The following table lists our executive officers and directors as of March 27, 2025:

| Name | Age | Position |
| --- | --- | --- |
| Claudia Goldfarb | 50 | Chief Executive Officer |
| Ira Goldfarb | 68 | Executive Chairman; Chairman of the Board of Directors |
| Brendon Fischer | 47 | Interim Chief Financial Officer |
| Joe Mueller | 56 | Director |
| Lyle Berman | 84 | Director |
| Edward Shensky | 74 | Director |
| Chris Ludeman | 67 | Director |

**Executive Officers**

**Claudia Goldfarb**. Claudia Goldfarb has served as our Chief Executive Officer since October 2020, and served as our interim Chief Financial Officer from April 2022 until November 2023, and from March 2024 until April 2024. Prior to that, Mrs. Goldfarb served as President and Chief Operating Officer of Prairie Dog Pet Products, LLC between January 2010 and July 2020. From 2010 until 2012, Mrs. Goldfarb also served as Chief Operating Officer of PGT Holdings. Mrs. Goldfarb attended St. Mary's University in San Antonio, Texas to pursue an accounting degree. Mr. Ira Goldfarb, who is our Executive Chairman and Chairman of the Board of Directors, is Mrs. Claudia Goldfarb's husband. Mrs. Goldfarb was selected to serve on our Board of Directors due to her history with the Company and extensive product development, manufacturing and implementation experience in the consumer-packaged goods industry.

**Ira Goldfarb**. Ira Goldfarb has served as our Executive Chairman and Chairman of the Board of Directors since October 2020. Prior to that, from January 2012 until July 2020, Mr. Goldfarb founded and served as Chief Executive Officer of Prairie Dog Pet Products, LLC. Mr. Goldfarb also served as Chief Executive Officer of PGT Holdings from 2010 until 2012, and served as Chief Executive Officer of DS Retail Holdings, LLC, from 2006 until 2009. In 2009, Mr. Goldfarb co-founded Operation Ava Inc., one of the largest cat and dog rescue groups in Pennsylvania. Mr. Goldfarb attended the Fashion Institute of Technology in New York, New York. Mr. Goldfarb is the husband of Mrs. Claudia Goldfarb, who is our Chief Executive Officer and interim Chief Financial Officer. Mr. Goldfarb was selected to serve on our Board of Directors due to his history with the Company and extensive business, operational and management experience in the consumer-packaged goods industry.

**Brendon Fischer**. Brendon Fischer has served as our interim Chief Financial Officer since April 2024 prior to which he served as an internal consultant in the accounting department of the Company beginning in June 2023. Before joining Sow Good in June 2023, Mr. Fischer served as the chief investment officer, managing director, and chief compliance officer of Fischer Capital Management, an investment advisory firm he founded in 2018. From February 2012 to May 2018 he was an assistant investment officer and portfolio manager at Rocky Mountain Advisors, managing a $1.3 billion publicly traded fund formerly known as the Boulder Growth & Income Fund (NYSE: STEW). Prior to these roles, he spent over a decade analyzing and maintaining equity and debt research coverage of public and private companies at H.I.G. WhiteHorse and Ulland Investment Advisors, with an early focus on small cap growth companies. Mr. Fischer holds a B.A. in Economics from Carleton College and a Master of Business Administration from the McCombs School of Business at the University of Texas at Austin. He is also an active CFA charterholder and a member of the Dallas Fort Worth CFA Society.

**Directors**

**Joe Mueller**. Joe Mueller has served as a Director since April 2022. Since September 2019, Mr. Mueller has served as Vice President of Industry and Customer Development for Kellogg Company. Prior to that, from March 2015 until September 2019, Mr. Mueller served as Kellogg Company's Vice President, Walmart Snacks Team. Mr. Mueller also serves as a board member for the American Heart Association. Mr. Mueller earned his Bachelor of Science degree in Marketing and Management from Missouri State University and completed his MBA from the University of Phoenix. Mr. Mueller was selected to serve on our Board of Directors due to his extensive experience in the consumer-packaged goods industry.

**Lyle Berman**. Lyle Berman has been a director of Sow Good Inc. since October 2020. From 1999 until 2023, Mr. Berman served as Chairman of the Board and Chief Executive Officer of Lakes Entertainment Inc. From 1993 until 2000, Mr. Berman served as Chief Executive Officer of Rainforest Café, Inc., and from 1991 until 1998, Mr. Berman served as the Chairman of the Board of Directors of Grand Casinos, Inc. Mr. Berman holds a degree in Business Administration from the University of Minnesota. Mr. Lyle

Berman is the father of one of our directors, Mr. Brad Berman. Mr. Berman was selected to serve on our Board of Directors because of his experience as a chief financial officer and his knowledge of public and private companies. With a proven track record of success and a wealth of experience, Lyle Berman brings invaluable insights and leadership qualities that can significantly benefit any company's board of directors.

**Chris Ludeman**. Chris Ludeman has served as a Director and Chairperson of the Audit Committee since January 2021. Since March 2011, Mr. Ludeman has served as Global President of Capital Markets at CBRE, where he also serves as a member of the Global Operating Committee and on the Americas Operations Management Board. Mr. Ludeman holds a Bachelor of Arts degree from the University of California, Santa Barbara. Mr. Ludeman was selected to serve on our Board of Directors because of his extensive management and institutional investor experience as well as his knowledge of capital markets.

**Edward Shensky**. Edward Shensky has served as a Director since January, 2024. Mr. Shensky is a senior shareholder at Stark & Stark full-service law firm providing legal services across more than 30 practice areas. Mr. Shensky headed the medical malpractice and personal injury group in Yardley, Pennsylvania and was instrumental in expanding the firm's litigation team in those practice areas. Mr. Shensky received his juris doctorate degree from Temple University Law School in 1978. Mr. Shensky was selected to serve on our Board of Directors because of his legal experience and prior experience serving on the risk management board for a UK-based manufacturing company and the Strategic Planning Committee for a major charitable organization headquartered in Pennsylvania.

## Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have six directors, who are elected annually. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected. No director is required to make any specific amount or percentage of his business time available to us. Each of our officers intends to devote such amount of his or her time to our affairs as is required or deemed appropriate.

# CORPORATE GOVERNANCE

**Director Independence**

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than Claudia Goldfarb and Ira Goldfarb, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director, as described in Certain Relationships and Related Party Transactions, and Director Independence.

**Committees of Our Board of Directors**

Our board of directors has established an audit committee. The composition and responsibilities of the audit committee of our board of directors are described below. Members serve on this committee until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

**Audit Committee**

Our audit committee consists of Chris Ludeman and Edward Shensky. Our board of directors has determined that each satisfies the independence requirements under listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Chris Ludeman, who our board of directors has determined is an "audit committee financial expert" within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member's scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and full fiscal year operating results;

- developing "whistle-blower" procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviewing our policies on risk assessment and risk management;

- reviewing related party transactions;

- obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal controls environment and procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

**Insider Trading Policy**

We have adopted an Insider Trading and Communications Policy, attached as Exhibit 19.1 hereto, which governs the purchase, sale, and other dispositions of our securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards.

**Board Leadership Structure**

Our Board of Directors has no formal policy with respect to separation of the positions of Executive Chairman and Chief Executive Officer or with respect to whether the Executive Chairman should be a member of management or an independent director, and believes that these are matters that should be discussed and determined by the Board from time to time based on the position and direction of the Company and the membership of the Board. The Board has determined that having Ira Goldfarb serve as Executive Chairman and Claudia Goldfarb as the Chief Executive Officer and the interim Chief Financial Officer is in the best interest of the Company's stockholders at this time.

**Advisory Panel**

The Company has an Advisory Panel consisting of three members in experience in finance, manufacturing and sales that provide guidance to the Company in these areas.

**Code of Ethics and Conduct**

Our board of directors has adopted a code of ethics and conduct for all employees, including our executive and senior financial officers. The code of ethics and conduct is available on the investors portion of our websites at *www.thisissowgood.com* and *www.sowginc.com*. Our website and the contents therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

**Annual Meeting Attendance**

Each of the Directors attended the annual meeting held in 2024. The Company did not hold an annual meeting of stockholders in 2023. The Board of Directors will encourage Directors to attend annual meetings in the future.

**Risk Management**

Our Board of Directors believes that risk management is an important component of the Company's corporate strategy. The Board, as a whole, oversees our risk management process, and discusses and reviews with management major policies with respect to risk assessment and risk management. The Board is regularly informed through its interactions with management and committee reports about risks we currently face, as well as the most likely areas of future risk, in the course of our business including economic, financial, operational, legal and regulatory risks.

**Communications with the Board of Directors**

Stockholders and other interested persons seeking to communicate directly with the Board of Directors, the independent directors as a group or the Audit Committee of the Board of Directors, should submit their written comments c/o Corporate Secretary at our principal executive offices at 1440 N Union Bower Rd, Irving, TX 75061 and should indicate in the address whether the communication is intended for the Chairman of the Board, the Independent Directors or a Committee Chair. The Chairman of the Board will review any such communication at the next regularly scheduled Board of Directors meeting unless, in his or her judgment, earlier communication to the Board of Directors is warranted. At the direction of the Board of Directors, we reserve the right to screen all materials sent to its directors for potential security risks, harassment purposes or routine solicitations.

**Delinquent Section 16(a) Reports**

For the fiscal year ended December 31, 2024, we believe that, under the SEC's rules and based solely upon our review of the copies of the Forms 3, 4 and 5 furnished to us, or written representations from certain reporting persons, any such reports have been filed in a timely manner with the following exceptions:

- The Form 5 filed on February 9, 2024, correcting the number of securities Claudia Goldfarb beneficially owned in 2023.

- The Form 5 filed on February 9, 2024, correcting the number of securities Ira Goldfarb beneficially owned in 2023.

- The Form 5 filed on February 9, 2024, correcting the number of securities that Chris Ludeman beneficially owned in 2023.

- The Form 5 filed on February 9, 2024, correcting the number of securities Joe Mueller beneficially owned in 2023.

- The Form 5 filed on February 1, 2024, correcting the number of securities Bradley Berman beneficially owned in 2023.

- The Form 5 filed on February 1, 2024, correcting the number of securities Lyle Berman beneficially owned in 2023.

- The Form 3 filed on April 12, 2024, to report that Benno Fischer had become a 10% owner on November 21, 2023.

- The Form 4 filed on April 12, 2024, reporting two transactions for the acquisition of shares by Benno Fischer.

## ITEM 11.  EXECUTIVE COMPENSATION

**Compensation Overview**

We currently qualify as a "smaller reporting company" as such term is defined in Rule 405 of the Securities Act and Item 10 of Regulation S-K. Accordingly, and in accordance with relevant SEC rules and guidance, we have elected, with respect to the disclosures required by Item 402 (Executive Compensation) of Regulation S-K, to comply with the disclosure requirements applicable to smaller reporting companies. The following Compensation Overview is not comparable to the "Compensation Discussion and Analysis" that is required of SEC reporting companies that are not smaller reporting companies.

The following Compensation Overview describes the material elements of compensation for our executive officers identified in the Summary Compensation Table ("Named Executive Officers"), and executive officers that we may hire in the future. As more fully described below, our board of directors reviews and recommends policies, practices, and procedures relating to the total direct compensation of our executive officers, including the Named Executive Officers, and the establishment and administration of certain of our employee benefit plans to our board of directors.

**Compensation Program Objectives and Rewards**

Our compensation philosophy is based on the premise of attracting, retaining, and motivating exceptional leaders, setting high goals, working toward the common objectives of meeting the expectations of customers and stockholders, and rewarding outstanding performance. Following this philosophy, we consider all relevant factors in determining executive compensation, including the competition for talent, our desire to link pay with performance, the use of equity to align executive interests with those of our stockholders, individual contributions, teamwork, and each executive's total compensation package. We strive to accomplish these objectives by compensating all executives with compensation packages consisting of a combination of competitive base salary and incentive compensation.

The compensation received by our Named Executive Officers is based primarily on the levels at which we can afford to retain them and their responsibilities and individual contributions. Our compensation policy also reflects our strategy of minimizing general and administration expenses and utilizing independent professional consultants. Our board of directors apply the compensation philosophy and policies described below to determine the compensation of Named Executive Officers.

The primary purpose of the compensation and benefits we consider is to attract, retain, and motivate highly talented individuals who will engage in the behavior necessary to enable us to succeed in our mission, while upholding our values in a highly competitive marketplace. Different elements are designed to engender different behaviors, and the actual incentive amounts which may be awarded to each Named Executive Officer are subject to the annual review of our board of directors who will make recommendations regarding compensation to our board of directors. The following is a brief description of the key elements of our planned executive compensation structure.

- Base salary and benefits are designed to attract and retain employees over time.

- Incentive compensation awards are designed to focus employees on the business objectives for a particular year.

- Equity incentive awards, such as stock options and non-vested stock, focus executives' efforts on the behaviors within the recipients' control that they believe are designed to ensure our long-term success as reflected in increases to our stock prices over a period of several years, growth in our profitability and other elements.

- Severance and change in control plans are designed to facilitate a company's ability to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered.

**Benchmarking**

We have not yet adopted benchmarking but may do so in the future. When making compensation decisions, our board of directors may compare each element of compensation paid to our Named Executive Officers against a report showing comparable compensation metrics from a group that includes both publicly-traded and privately-held companies. Our board believes that while such peer group benchmarks are a point of reference for measurement, they are not necessarily a determining factor in setting executive compensation. Each executive officer's compensation relative to the benchmark varies based on the scope of responsibility and time in the position. We have not yet formally established our peer group for this purpose.

**Executive Compensation Program**

For the years ended December 31, 2024 and 2023, the compensation for our named executive officers generally consisted of a base salary and equity bonuses. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.

Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

*Base Salaries*

Executive officer base salaries are based on job responsibilities and individual contribution. Our board of directors review the base salaries of our executive officers, including our named executive officers, considering factors such as corporate progress toward achieving objectives (without reference to any specific performance-related targets) and individual performance experience and expertise. Claudia Goldfarb, Ira Goldfarb and Keith Terreri are our only named executive officers that have an employment agreement with us.

On December 15, 2023, the Company entered into an Amended and Restated Employment Agreement with Chief Executive Officer and member of the Board of Directors Claudia Goldfarb (the "A&R Employment Agreement of Claudia Goldfarb"). The A&R Employment Agreement of Claudia Goldfarb amended and restated Mrs. Goldfarb's employment agreement with the Company dated, October 1, 2020. The A&R Employment Agreement of Claudia Goldfarb provides that Mrs. Goldfarb will be entitled to receive an annual base salary of $575,000. Additionally, beginning with the fiscal year 2024, Mrs. Goldfarb is entitled to a discretionary cash bonus of up to 100% of this then-current base salary, based on revenue and EBITDA targets set forth in the A&R Employment Agreement.

On December 15, 2023, the Company entered into an Amended and Restated Employment Agreement with Executive Chairman and Chairman of the Board of Directors Ira Goldfarb (the "A&R Employment Agreement of Ira Goldfarb"). The A&R Employment Agreement of Ira Goldfarb amended and restated Mr. Goldfarb's employment agreement with the Company dated, October 1, 2020. The A&R Employment Agreement of Ira Goldfarb provides that Mr. Goldfarb will be entitled to receive an annual base salary of $625,000. Additionally, beginning with the fiscal year 2024, Mr. Goldfarb is entitled to a discretionary cash bonus of up to 100% of this then-current base salary, based on revenue and EBITDA targets set forth in the A&R Employment Agreement of Ira Goldfarb.

On January 11, 2024, the Board ratified the Employment Agreement entered into on December 1, 2023 with Keith Terreri, the Company's Chief Financial Officer ("Terreri Employment Agreement"). The Terreri Employment Agreement supersedes Mr. Terreri's offer letter and includes the previously approved compensation terms as well as restrictive covenants, a release and the severance terms described in more detail below. The Terreri Employment Agreement provides for Mr. Terreri's entitlement to receive an annual base salary of $270,000 and an annual target bonus opportunity equal to 25% of base salary. Additionally, the Terreri Employment Agreement provides Mr. Terreri's entitlement to a grant of 27,000 stock options, representing the right to purchase shares of the Company's common stock, subject to Mr. Terreri's continuous service to the Company through each vesting date.

On April 15, 2024, the Board authorized and entered into an Employment Agreement with Brendon Fischer, the Company's Interim Chief Financial Officer. The Employment Agreement provides for Mr. Fischer's entitlement to receive an annual base salary of $225,000. Additionally, the Employment Agreement provides for Mr. Fischer's entitlement to a grant of 22,500 stock options, representing the right to purchase shares of the Company's common stock, subject to Mr. Fischer's continuous service to the Company through each vesting date.

Additional factors reviewed by our board of directors in determining appropriate base salary levels and raises include subjective factors related to corporate and individual performance. For the years ended December 31, 2024 and 2023, all executive officer base salary decisions were approved by the board of directors.

The 2024 annual base salaries for our named executive officers were as follows: (1) $625,000 for Ira Goldfarb, (2) $575,000 for Claudia Goldfarb and (3) $219,231 for Brendon Fischer. The 2023 annual base salaries for our named executive officers were as follows: (1) $165,000 for Ira Goldfarb, (2) $146,250 for Claudia Goldfarb and (3) $11,423 for Keith Terreri.

*Incentive Compensation Awards*

In addition to the awards under our 2016 Plan, 2018 Plan and 2020 Plan described below, no bonuses were granted in the years ended December 31, 2024 and 2023, cash bonuses totaling $250,000 were awarded in 2023 and paid in 2024. No bonuses were awarded for the year ended December 31, 2024.

We evaluate whether bonuses will be paid each year using the following parameters in justifying and quantifying bonuses for our named executive officers and other officers of the Company: (1) the growth in our revenue, (2) the growth in our earnings before Adjusted EBITDA, and (3) our stock price. The board has not adopted specific performance goals and target bonus amounts, but may do so in the future.

*Equity Incentive Awards*

2016 Stock Incentive Plan

Effective December 12, 2016, our board of directors adopted the 2016 Non-Qualified Stock Option Plan (the "2016 Plan") under which a total of 12,712 shares of our common stock have been reserved for issuance pursuant to the grant and exercise of non-qualified stock options.

2018 Stock Incentive Plan

On March 1, 2018, the Board of the Company approved and adopted the Black Ridge Oil & Gas, Inc. 2018 Management Incentive Plan (the "2018 Plan") and the form of 2018 Management Incentive Plan Award Agreement (the "2018 Award Agreement"). The purpose of the 2018 Plan is to provide a means by which eligible employees and directors may have the opportunity to be granted awards of the Company's equity in Black Ridge Acquisition Corp. ("BRAC").

2020 Stock Incentive Plan

Effective December 5, 2019, as amended September 29, 2020, January 4, 2021 and March 19, 2021 our board of directors adopted the 2020 Stock Incentive Plan (the "2020 Plan") under which a total of 814,150 shares of authorized common stock have been reserved for issuance as restricted stock or pursuant to the grant and exercise of stock options. Our 2020 Plan has been approved by a majority of the stockholders of record. We believe the use of stock-based long-term incentive compensation is vital to maintain a competitive position in attracting, retaining and motivating key personnel. The board considers several factors in determining whether awards are granted to an executive officer, including corporate progress towards achieving objectives, individual experience and expertise, subjective factors related to corporate and individual performance, the executive's position, his or her performance and responsibilities, and the amount of options or other awards, if any, currently held by the officer and their vesting schedule.

Amendment to the 2020 Stock Incentive Plan

On January 8, 2024, our stockholders took action by written consent to ratify the amendment to the 2020 Stock Incentive Plan (the "2020 Plan") approved by the board of directors of the Company on December 15, 2023. On December 15, 2023, our Board approved an amendment to the 2020 Plan to effect an increase in the number of shares that remain available for issuance under the 2020 Plan by an additional 2,150,000 shares up to an aggregate of 2,964,150 shares available for issuance under the 2020 Plan (the "2020 Plan Amendment"). Before the 2020 Plan Amendment, the number of shares available for issuance under the 2020 Plan would be too limited to effectively operate as an incentive and retention tool for employees, officers, directors, non-employee directors and consultants of the Company and its affiliates (as defined in the 2020 Plan). The 2020 Plan and the approved increase enabled us to continue our policy of equity ownership by employees, officers, directors, non-employee directors and consultants of the Company and its affiliates as an incentive to contribute to the creation of long-term value for our stockholders.

The 2020 Plan enables our board of directors to provide equity-based incentives through grants of awards to the Company's present and future employees, directors, consultants and other third-party service providers. The 2020 Plan is generally administered by the board of directors. Subject to the provisions of the 2020 Plan, the board of directors determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The board of directors has the authority and discretion to determine the terms of awards under the 2020 Plan.

In the event of a change of control as described in the 2020 Plan, the acquiring or successor entity may (i) accelerate the vesting of any or all awards, (ii) assume or substitute all or any awards outstanding under the 2020 Plan or substitute substantially equivalent awards or (iii) cash out any or all outstanding awards.

2024 Stock Incentive Plan

Effective February 15, 2024, the board of directors of the Company adopted the 2024 Plan (the "2024 Plan") under which a total of 3,000,000 share of our common stock have been reserved for issuance of Incentive Stock Options, or ISOs, Non-Qualified Stock Options, or NSOs, restricted share awards, stock unit awards, SARs, other stock-based awards, performance-based stock awards, (collectively, "stock awards") and cash-based awards (stock awards and cash-based awards are collectively referred to as "awards"). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries, and affiliates. Our 2024 Plan has been approved by stockholder holding a majority of the aggregate issued and outstanding shares of the Company's voting stock. The initial aggregate number of shares of the Company's common stock available for issuance under the 2024 Plan is equal to 3,000,000 shares of common stock including the number of reserved shares not issued or subject to outstanding grants under each of the prior incentive plans as of the effective date.

## Health and Welfare Benefits and Perquisites

At this stage of our business, we have benefits that are generally comparable to those offered by other small private and public companies and no prerequisites for our employees. Other than a 401(k) plan, we do not have any other retirement plan for our named executive officers. We may adopt these plans and confer other fringe benefits for our executive officers in the future.

## Executive Officer Compensation

The following table sets forth the total compensation paid in all forms to our named executive officers of the Company during the periods indicated:

### Summary Compensation Table

| Name and Principal Position | Year | Salary | Stock Awards | Option Awards | Non-Equity Incentive Plan Compensation | Non-Qualified Deferred Compensation Earnings | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|---|
| Ira Goldfarb,[1] | 2024 | $ 625,000 | $ — | $ — | $ 125,000 | $ — | $ — | $ 750,000 |
| Executive Chairman | 2023 | $ 165,000 | $ — | $ 6,996,207 | $ 195,462 | $ — | $ — | $ 7,356,669 |
| Claudia Goldfarb,[2] | 2024 | $ 575,000 | $ — | $ — | $ 125,000 | $ — | $ — | $ 700,000 |
| Chief Executive Officer | 2023 | $ 146,250 | $ — | $ 6,296,586 | $ 173,250 | $ — | $ — | $ 6,616,086 |
| Brendon Fischer,[3] Interim Chief Financial Officer | 2024 | $ 219,231 | $ — | $ 28,900 | $ — | $ — | $ — | $ 248,131 |
| | 2023 | $ — | $ — | $ 89,600 | $ — | $ — | $ — | $ 89,600 |
| Keith Terreri,[4] Former Chief Financial Officer | 2024 | $ 58,154 | $ — | $ — | $ — | $ — | $ — | $ 58,154 |
| | 2023 | $ 11,423 | $ — | $ 138,240 | $ — | $ — | $ — | $ 149,663 |

[1] Mr. Goldfarb was appointed Executive Chairman of the Board of Directors on October 1, 2020. We have agreed to compensate Mr. Goldfarb a total of $330,000 in cash per year commencing on January 1, 2022, and a total of $625,000 in cash per year commencing on December 15, 2023. On December 15, 2023, we granted Mr. Goldfarb an option to purchase 500,000 shares of common stock at an exercise price of $40.00 per share. The estimated average fair value per share of stock option based on the Monte Carlo Simulation, was $5.84 per share for a total value of $2,918,207. On December 15, 2023, we granted Mr. Goldfarb an option to purchase 500,000 shares of common stock at an exercise price of $9.75 per share. The estimated value using the Black-Scholes Pricing Model, based on an annualized monthly volatility rate of 96.7838% and a call option value of $8.16, was $4,078,000.

[2] Mrs. Goldfarb was appointed Chief Executive Officer on October 1, 2020. We have agreed to compensate Mrs. Goldfarb a total of $292,500 in cash per year commencing on January 1, 2022, and $575,000 in cash per year commencing on December 15, 2023. On December 15, 2023 we granted Mrs. Goldfarb an option to purchase 450,000 shares of common stock at an exercise price of $40.00 per share. The estimated average fair value per share of stock option based on the Monte Carlo Simulation, was $5.84 per share for a total value of $2,626,386. On December 15, 2023, we granted Mrs. Goldfarb an option to purchase 450,000 shares of common stock at an exercise price of $9.75 per share. The estimated value using the Black-Scholes Pricing Model, based on an annualized monthly volatility rate of 96.7838% and a call option value of $8.16, was $3,670,200.

[3] Mr. Fischer was appointed Interim Chief Financial Officer on April 15, 2024. The Company agreed to compensate Mr. Fischer a base salary of $225,000. Additionally, the Company provided a grant of to purchase 22,500 shares of common stock, subject to Mr. Fischer's continuous service to the Company through each vesting date. The estimated value using the Black-Scholes Pricing Model, based on an annualized monthly volatility rate of 96.2% and a call option value of $5.28, was $118,500.

Mr. Terreri was appointed Chief Financial Officer on November 20, 2023. We have agreed to compensate Mr. Terreri a total of $270,000 in cash per year. On November 13, 2023, we granted Mr. Terreri an option to purchase 27,000 shares of common stock at an exercise price of $6.19 per share, subject to Mr. Terreri's continuous service to the Company through each vesting date. The estimated value using the Black-Scholes Pricing Model, based on an annualized monthly volatility rate of 97.121% and a call option value of $5.11, was $138,240. Effective March 4, 2024, Mr. Terreri resigned from employment with the Company, forfeiting his stock options.

The board of directors of the Company grants equity awards based on performance during regularly scheduled annual performance reviews. The board of directors of the Company has not established policies and practices (whether written or otherwise) regarding the timing of option grants or other awards in relation to the release of material nonpublic information ("MNPI") and does not take MNPI into account when determining the timing and terms of stock option or other equity awards to executive officers. The Company does not time the disclosure of MNPI, whether positive or negative, for the purpose of affecting the value of executive compensation.

## Employment Agreements

Other than as described above, we have not entered into any employment agreements with our executive officers to date. We may enter into employment agreements with them in the future.

## Outstanding Equity Awards

The following table sets forth information with respect to unexercised stock options, stock that has not vested, and equity incentive plan awards held by our executive officers at December 31, 2024.

### Outstanding Option Awards at Fiscal Year-End

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | | Option Exercise Price | Option Expiration Date |
|---|---|---|---|---|---|
| Ira Goldfarb, Executive Chairman | — | 500,000 | (1) | $ 9.75 | December 14, 2033 |
| | — | 500,000 | (2) | $ 40.00 | December 14, 2033 |
| | 75,000 | — | (3) | $ 3.70 | January 3, 2031 |
| | 9,900 | 6,600 | (4) | $ 4.00 | December 27, 2030 |
| | 30,000 | 20,000 | (5) | $ 5.25 | October 1, 2030 |
| | | | | | |
| Claudia Goldfarb, Chief Executive Officer | — | 450,000 | (1) | $ 9.75 | December 14, 2033 |
| | — | 450,000 | (2) | $ 40.00 | December 14, 2033 |
| | 75,000 | — | (3) | $ 3.70 | October 1, 2030 |
| | 9,900 | 6,600 | (4) | $ 4.00 | December 27, 2030 |
| | 30,000 | 20,000 | (5) | $ 5.25 | October 1, 2030 |
| | | | | | |
| Brendon Fischer, Interim Chief Financial Officer | — | 17,500 | (6) | $ 6.19 | December 1, 2033 |
| | | 5,000 | (7) | $ 7.13 | January 30, 2034 |

(1) Options granted on December 15, 2023, vest in five equal annual installments on anniversary of grant.
(2) Options granted on December 15, 2023, vest in full, after 20 consecutive trading days on which the closing prices exceeds $40.00 per share.
(3) Options granted on January 4, 2021, vests annually over three years.
(4) Options granted on December 28, 2020, vests 60% on third anniversary, 20% on fourth, and 20% on fifth anniversary.
(5) Options granted on October 2, 2020, vests 60% on third anniversary, 20% on fourth, and 20% on fifth anniversary.
(6) Options granted on November 6, 2023, vests 60% on third anniversary, 20% on fourth, and 20% on fifth anniversary.
(7) Options granted on January 31, 2024, vests 60% on third anniversary, 20% on fourth, and 20% on fifth anniversary.

## Option Exercises and Stock Vested

None of our executive officers exercised any stock options or acquired stock through vesting of an equity award during the year ended December 31, 2024.

**2024 Director Compensation**

The following table summarizes the compensation paid or accrued by us to our directors that are not Named Executive Officers for the year ended December 31, 2024.

| Name | Fees Earned or Paid in Cash | Stock Award | Option Awards | Non-Equity Incentive Compensation | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All other Compensation | Total |
|---|---|---|---|---|---|---|---|
| Bradley Berman, former Director | $ - | $ 50,000 | $ - | $ - | $ - | $ - | $ 50,000 |
| Lyle Berman | $ - | $ 50,000 | $ - | $ - | $ - | $ - | $ 50,000 |
| Tim Creed | $ - | $ 50,000 | $ - | $ - | $ - | $ - | $ 50,000 |
| Chris Ludeman | $ - | $ 56,244 | $ - | $ - | $ - | $ - | $ 56,244 |
| Joe Mueller | $ - | $ 50,000 | $ - | $ - | $ - | $ - | $ 50,000 |
| Edward Shensky | $ - | $ 50,000 | $ - | $ - | $ - | $ - | $ 50,000 |

Our non-employee directors did not receive any cash compensation for their service as a non-employee director during the years ended December 31, 2024.

On January 10, 2024 we issued Mr. Bradley Berman 1,267 shares of common stock for annual director services. The fair value of the common stock based on the closing price of the Company's common stock on the date of grant was $10,389. On February 9, 2024, we issued Mr. Bradley Berman 4,083 shares of common stock for annual director services. The fair value of the common stock was $39,611 based on the closing price of the Company's common stock on the date of grant. Mr. Bradley Berman's stock compensation totaled $50,000 for the year ended December 31, 2024.

On January 10, 2024 we issued Mr. Lyle Berman 1,267 shares of common stock for annual director services. The fair value of the common stock based on the closing price of the Company's common stock on the date of grant was $10,389. On February 9, 2024, we issued Mr. Lyle Berman 4,083 shares of common stock for annual director services. The fair value of the common stock was $39,611 based on the closing price of the Company's common stock on the date of grant. Mr. Lyle Berman's stock compensation totaled $50,000 for the year ended December 31, 2024.

On January 10, 2024 we issued Mr. Chris Ludeman 1,267 shares of common stock for annual director services and an additional 759 shares of common stock for his service as the audit committee chair. The fair value of the common stock based on the closing price of the Company's common stock on the date of grant was $16,613. On February 9, 2024, we issued Mr. Ludeman 4,083 shares of common stock for annual director services. The fair value of the common stock was $39,611 based on the closing price of the Company's common stock on the date of grant. Mr. Ludeman's stock compensation totaled $56,224 for the year ended December 31, 2024.

On January 10, 2024 we issued Mr. Joe Mueller 1,267 shares of common stock for annual director services. The fair value of the common stock based on the closing price of the Company's common stock on the date of grant was $10,389. On February 9, 2024, we issued Mr. Mueller 4,083 shares of common stock for annual director services. The fair value of the common stock was $39,611 based on the closing price of the Company's common stock on the date of grant. Mr. Mueller's stock compensation totaled $50,000 for the year ended December 31, 2024.

On January 10, 2024 we issued Mr. Edward Shensky 1,233 shares of common stock for annual director services. The fair value of the common stock based on the closing price of the Company's common stock on the date of grant was $10,389. On February 9, 2024, we issued Mr. Shensky 4,112 shares of common stock for annual director services. The fair value of the common stock was $39,611 based on the closing price of the Company's common stock on the date of grant. Mr. Shensky's stock compensation totaled $50,000 for the year ended December 31, 2024.

*2023 Director Compensation*

On June 1, 2023, we issued Mr. Bradley Berman 4,404 shares of common stock for annual director services. The fair value of the common stock was $26,644 based on the closing price of the Company's common stock on the date of grant.

On June 1, 2023, we issued Mr. Lyle Berman a total of 4,404 shares of common stock for annual director services. The fair value of the common stock was $26,644 based on the closing price of the Company's common stock on the date of grant.

On June 1, 2023, we issued Mr. Ludeman a total of 7,046 of common stock, respectively, for annual director and audit committee services. The aggregate fair value of the common stock was $42,628 based on the closing price of the Company's common stock on the respective grant dates.

On June 1, 2023, we issued Mr. Mueller a total of 3,000 shares of common stock for annual director services. The fair value of the common stock was $18,150 based on the closing price of the Company's common stock on the date of grant.

On June 1, 2023, we issued Mr. Creed a total of 1,845 shares of common stock for annual director services. The fair value of the common stock was $11,162 based on the closing price of the Company's common stock on the date of grant.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

Our Board has not yet recommended policy for board compensation, however stock grants and option awards have been granted to independent directors upon joining the board. The Company has not paid cash fees to directors and has no formal compensation arrangements with its directors. While there is no set policy regarding board compensation, this may be subject to change by the directors or a compensation committee of the Board, if any.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

### Equity Compensation Plan Information

Effective February 15, 2024, the 2024 Stock Incentive Plan (the "2024 Plan") was approved by the Board and certain stockholders who hold a majority of the aggregate issued and outstanding shares of the Company's voting stock took action by written consent to approve the 2024 Plan. The initial aggregate number of shares of the Company's common stock available for issuance under the 2024 Plan is equal to 3,000,000 shares of common stock including the number of reserved shares not issued or subject to outstanding grants under each of the prior incentive plans as of the effective date.

Effective December 5, 2019, the 2020 Stock Incentive Plan (the "2020 Plan") was approved by our Board. Amongst other things, the 2020 Plan authorized a total of 320,000 shares of our common stock. Subsequently, on October 1, 2020, January 4, 2021 and again on March 19, 2021, the Board approved an increase in the number of shares of common stock reserved under the 2020 Plan, from 320,000 shares to a total of 814,150 shares. On December 15, 2023, our Board approved an amendment to the 2020 Plan (the "2020 Plan Amendment") to effect an increase in the number of shares that remain available for issuance under the 2020 Plan by an additional 2,150,000 shares up to an aggregate of 2,964,150 shares available for issuance under the 2020 Plan.

For the fiscal year ended December 31, 2024, we issued 96,861 stock options pursuant to the 2024 Plan. There were 8,000 options forfeited pursuant to the 2024 Plan during the year ended December 31, 2024, respectively. The following table sets forth certain information regarding our 2024 Plan as of December 31, 2024:

| Number of securities to be issued upon exercise of outstanding stock options | Weighted-average exercise price of outstanding stock options | Number of securities remaining available for future issuance under the 2024 Plan |
|---|---|---|
| 3,000,000 | $ 17.25 | 2,911,139 |

For the fiscal years ended December 31, 2024 and 2023, we issued 21,250 and 2,050,905 stock options pursuant to the 2020 Plan. There were 145,467 and 45,233 options cancelled or forfeited pursuant to the 2020 Plan during the years ended December 31, 2024 and 2023, respectively. The following table sets forth certain information regarding our 2020 Plan as of December 31, 2024:

| Number of securities to be issued upon exercise of outstanding stock options | Weighted-average exercise price of outstanding stock options | Number of securities remaining available for future issuance under the 2020 Plan |
|---|---|---|
| 2,493,597 | $ 19.39 | 470,553 |

Effective December 12, 2016, the 2016 Non-Qualified Stock Option Plan (the "2016 Plan") was approved by our Board. Amongst other things, the 2016 Plan authorized a total of 12,712 shares of our common stock. For the fiscal years ended December 31, 2024 and 2023, we issued no stock options pursuant to the 2016 Plan. There were no options cancelled or forfeited pursuant to the 2016 Plan during the years ended December 31, 2024 and 2023. The following table sets forth certain information regarding our 2016 Plan as of December 31, 2024:

| Number of securities to be issued upon exercise of outstanding stock options | Weighted-average exercise price of outstanding stock options | Number of securities remaining available for future issuance under the 2016 Plan |
|---|---|---|
| 2,333 | $ 12.00 | 10,379 |

### Beneficial Ownership Table

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 25, 2025, based on information obtained from the persons named below or as filed with the SEC, with respect to the beneficial ownership of shares of our common stock by: (i) each person who is known by us to own beneficially more than 5% of our common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our directors and executive officers as a group. March 25, 2025, we had 11,890,174 shares of common stock outstanding.

As used in the table below and elsewhere in this form, the term "beneficial ownership" with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following March 25, 2025. Inclusion of shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, (i) each person or entity named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of capital stock listed as owned by that person or entity, and (ii) the address of each person or entity named in the table is c/o Sow Good Inc., 1440 N Union Bower Rd, Irving, TX 75061.

| Name, Title and Address of Beneficial Owner | Number of Shares Beneficially Owned[1] | Percentage of Ownership |
|---|---|---|
| Ira Goldfarb, Executive Chairman of Board[2] | 3,473,997 | 29.2% |
| Claudia Goldfarb, Chief Executive Officer, Director[3] | 2,377,537 | 20.0% |
| Brendon Fischer, Interim Chief Financial Officer | 13,000 | * |
| Lyle Berman, Director[4] | 1,259,728 | 10.6% |
| Chris Ludeman, Director[5] | 175,602 | 1.5% |
| Joe Mueller, Director[6] | 44,892 | * |
| Edward Shensky, Director | 59,269 | * |
| **All Directors and Executive Officers as a Group (7 persons)** | 7,404,025 | 62.3% |
| Calm Waters Partnership | 859,288 | 7.2% |
| Benno Fisher[7] | 805,643 | 6.8% |

\*     Represents beneficial ownership of less than 1%.
[1]     Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned. The total number of issued and outstanding shares and the total number of shares owned by each person does not include unexercised warrants and stock options owned by parties other than for whom the calculation is presented, and is calculated as of March 25, 2025.
[2]     Includes 1,620,973 shares held in the name of S-FDF, LLC, which is an entity that Ira owns with his spouse, Claudia Goldfarb, 473,891 shares held in joint tenancy, and 218,200 shares which may be purchased pursuant to stock options exercisable within 60 days of March 25, 2025. Also includes 1,057,646 shares held by the Ira Goldfarb Irrevocable Trust, for which Mr. Goldfarb is a trustee and holds a pecuniary interest, and 17,646 shares held by trusts for the children of Mr. Goldfarb, for which Mr. Goldfarb is trustee.
[3]     Includes 1,620,973 shares held in the name of S-FDF, LLC, which is an entity that Claudia owns with her spouse, Ira Goldfarb, 473,891 shares held in joint tenancy, 208,200 shares which may be purchased pursuant to stock options exercisable within 60 days of March 25, 2025.
[4]     Includes 20,653 shares which may be purchased pursuant to stock options exercisable within 60 days of March 25, 2025, and 26,250 shares which may be purchased pursuant to warrants exercisable within 60 days of March 25, 2025. Also includes 1,695,900 shares held by the Lyle A. Berman Revocable Trust, and 6,750 shares held by Berman Consulting Corporation, in which Mr. Lyle Berman holds a pecuniary interest. Does not include 124,742 shares held by trusts for the children of Mr. Lyle Berman, for which Mr. Gary Raimist is trustee.
[5]     Includes 97,058 shares held by Christopher R. & Lynda M. Ludeman JTWROS. Includes 24,151 shares which may be purchased pursuant to stock options exercisable within 60 days of March 25, 2025.
[6]     Includes 9,660 shares which may be purchased pursuant to stock options exercisable within 60 days of March 25, 2025.
[7]     Includes 175,000 shares held by Ben J. Fischer JTWROS Laree P. Hulshoff JTWROS.

## ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled "Management" and "Executive Compensation," the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

**Related Party Transactions**

*Debt Financing*

On May 11, 2023, the Company received proceeds of $100,000 from Bradley Berman, one of the Company's directors, on behalf of the Bradley Berman Irrevocable Trust, from the sale of notes and warrants pursuant to an offering to sell up to $1,500,000 of promissory notes and warrants to purchase an aggregate 375,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.50 per share, representing 25,000 warrant shares per $100,000 of notes purchased. The notes matured on May 11, 2024. Interest on the notes accrues at a rate of 8% per annum, payable in cash semi-annually on June 30 and December 31.

On April 25, 2023, we closed on an offering to sell up to $1,500,000 of promissory notes and warrants to purchase an aggregate 375,000 shares of the Company's common stock, exercisable over a ten-year period at a price of $2.50 per share, representing 25,000 warrant shares per $100,000 of notes purchased. The notes mature on April 25, 2024. Interest on the notes accrues at a rate of 8% per annum, payable in cash semi-annually on June 30 and December 31. On April 25, 2023, the Company received proceeds of $750,000 and $50,000 from the Company's Executive Chairman, Mr. Goldfarb, and the Cesar J. Gutierrez Living Trust, as beneficially controlled by the brother of the Company's CEO, respectively, on the sale of these notes and warrants.

On April 11, 2023, warrants to purchase an aggregate 62,500 shares of common stock were issued to a director pursuant to a private placement debt offering in which aggregate proceeds of $250,000 were received in exchange for promissory notes and warrants to purchase an aggregate 62,500 shares of common stock, representing 25,000 warrant shares per $100,000 of promissory notes. The warrants are fully vested and exercisable over a period of 10 years at a price of $2.60 per share. The Company may redeem outstanding warrants prior to their expiration, at a price of $0.01 per share, provided that the volume weighted average sale price per share of Common Stock equals or exceeds $9.00 per share for thirty (30) consecutive trading days ending on the third business day prior to the mailing of notice of such redemption.

*Common Stock Sold for Cash*

<u>Common Stock Issued</u>
On December 31, 2024, Ira and Claudia Goldfarb purchased 12,374 shares of common stock jointly, at a share price of $2.05 pursuant to a Stock Purchase Agreement.

<u>Common Stock Sold for Cash</u>
On March 28, 2024, the Company raised $3,738,000 of capital from the sale of 515,597 newly issued shares of common stock at a share price of $7.25 in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof. The stock sales included purchases by the following related parties:

|  | Shares | | Amount |
|---|---|---|---|
| Ira and Claudia Goldfarb, Executive Chairman and CEO, respectively | 17,242 | $ | 125,000 |
| Lyle A. Berman Revocable Trust, Director | 68,966 | | 500,000 |
| Bradley Berman, former Director | 30,000 | | 217,500 |
| Edward Shensky, Director | 13,794 | | 100,000 |
| Brendon Fischer | 8,000 | | 58,000 |
| Cesar J. Gutierrez | 10,345 | | 75,000 |
| Alexandria Gutierrez | 3,449 | | 25,000 |
| Ava Gutierrez | 3,449 | | 25,000 |
| Brett Goldfarb | 3,449 | | 25,000 |
|  | 158,694 | $ | 1,150,500 |

On November 20, 2023, the Company entered into a stock purchase agreement with multiple accredited investors to sell and issue to the purchasers thereunder, an aggregate of 426,288 shares of the Company's common stock at a stock price of $6.50 per share. The shares were issued on November 20, 2023. Proceeds to the Company from the sale of shares were approximately $2.8 million. A total of 38,077 of these shares, or proceeds of approximately $247,500, were purchased by officers and directors.

On August 30, 2023, the Company entered into a stock purchase agreement with multiple accredited investors to sell and issue to the purchasers thereunder, an aggregate of 735,000 shares of the Company's common stock at a stock price of $5.00 per share. The shares were issued on August 30, 2023. Proceeds to the Company from the sale of shares were approximately $3.7 million. A total of 210,000 of these shares, or proceeds of approximately $1.1 million, were purchased by officers and directors.

*Private Placement Transactions*

On November 20, 2023, the Company raised approximately $2.8 million of capital from the sale of 426,288 newly issued shares of common stock at a share price of $6.50 in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof. Investors in the private placement included Sow Good's Chief Executive Officer and Executive Chairman, in addition to certain other Sow Good board members and accredited investors. The proceeds were used in funding incremental capital expenditures and general operating expenses.

On August 30, 2023, the Company raised approximately $3.7 million of capital from the sale of 735,000 newly issued shares of common stock at a share price of $5.00 in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof. Investors in the private placement included Sow Good's Chief Executive Officer and Executive Chairman, in addition to certain other Sow Good board members and accredited investors. The proceeds were used in funding incremental capital expenditures and general operating expenses.

**Director Independence**

Our Common Stock is currently quoted on the OTC Bulletin Board. As such, we are not currently subject to corporate governance standards of listed companies, which require, among other things, that the majority of the board of directors be independent. We are not currently subject to corporate governance standards defining the independence of our directors, and we have chosen to define an "independent" director in accordance with the NASDAQ Global Market's requirements for independent directors. Our Board of Directors has determined that each of our directors, other than Ira and Claudia Goldfarb, is "independent" in accordance with the NASDAQ Global Market's requirements. Thus, a majority of the current Board of Directors is independent.

Our Board of Directors will review at least annually the independence of each director. During these reviews, our Board of Directors will consider transactions and relationships between each director (and his or her immediate family and affiliates) and us and our management to determine whether any such transactions or relationships are inconsistent with a determination that the director was independent. The Board of Directors will conduct its annual review of director independence and to determine if any transactions or relationships exist that would disqualify any of the individuals who then served as a director under the rules of the NASDAQ Stock Market, or require disclosure under SEC rules.

**ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES**

The Company appointed Urish Popeck & Co., LLC ("UPCO") as the Company's independent public accounting firm to audit the Company's consolidated financial statements for the fiscal years ending December 31, 2024 and 2023, and to review the Company's quarterly consolidated financial statements beginning with the third quarter of the 2023 fiscal year.

*Audit and Non-Audit Fees*

The following table presents fees for professional services rendered by UPCO for the audit of the Company's annual financial statements for the December 31, 2024 and December 31, 2023.

| | Year Ended December 31, | |
| | 2024 | 2023 |
| --- | --- | --- |
| Audit fees[1] | $ 107,500 | $ 57,500 |
| Audit related fees | - | - |
| Tax fees | - | - |
| All other fees[2] | 10,000 | - |
| Total | $ 117,500 | $ 57,500 |

[1] Audit fees were principally for audit services and work performed in the review of the financial statements included in the Company's quarterly reports on Form 10-Q and the preparation, review and audit of the financial statements included in the Company's annual report on Form 10-K.

[2] Support for Form S-1 and S-1/A filings and related services.

*Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm*

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of the Company's independent registered public accounting firm. The Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm, and all such services were approved by the Audit Committee in the twelve months ended December 31, 2024 and 2023.

The Audit Committee assesses requests for services by the independent registered public accounting firm using several factors. The Audit Committee will consider whether such services are consistent with the Public Company Accounting Oversight Board's and SEC's rules on auditor independence. In addition, the Audit Committee will determine whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service based upon the members' familiarity with the Company's business, people, culture, accounting systems, risk profile and whether the service might enhance the Company's ability to manage or control risk or improve audit quality.

*Report of the Audit Committee*

The primary purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting process. The Audit Committee's function is more fully described in its charter, which can be found on the Company's website at www.sowginc.com. The Committee reviews the charter on an annual basis. The Board of Directors has determined that each member of the Committee is independent in accordance with the Nasdaq Capital Market's requirements for independent directors. The Board of Directors has also determined that Chris Ludeman qualifies as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K. Management has the primary responsibility for the financial statements and reporting process. The independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion on the fairness of the audited financial statements based on the audit conducted in accordance with the standards of the Public Company Accounting Oversight Board.

In connection with the Audit Committee's responsibilities set forth in its charter, the Audit Committee has:

Reviewed and discussed the audited financial statements for the year ended December 31, 2024 with management and UPCO, the Company's independent auditors;

Discussed with UPCO the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

Received the written disclosures and the letter from UPCO required by the applicable requirements of the PCAOB regarding UPCO's communications with the audit committee concerning independence, and has discussed with UPCO its independence.

The Audit Committee also considered, as it determined appropriate, tax matters and other areas of financial reporting and the audit process over which the Audit Committee has oversight.

Based on the Audit Committee's review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Chris Ludeman, *Chairman*
Edward Shensky

# PART IV

## ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibits

| Exhibit No | Description |
|---|---|
| 2.1 | [Agreement and Plan of Merger by and between Sow Good Inc. and Black Ridge Oil & Gas, Inc., dated January 20, 2021](#) (incorporated by reference to Exhibit 2.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on January 22, 2021) |
| 2.2 | [Articles of Merger by and between Sow Good Inc. and Black Ridge Oil & Gas, Inc., dated January 20, 2021](#) (incorporated by reference to Exhibit 3.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on January 22, 2021) |
| 3.1 | [Certificate of Incorporation](#) (incorporated by reference to Exhibit 3.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| 3.2 | [Amended and Restated Bylaws](#) (incorporated by reference to Exhibit 3.4 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| 3.3 | [Articles of Conversion](#) (incorporated by reference to Exhibit 3.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| 3.4 | [Certificate of Conversion](#) (incorporated by reference to Exhibit 3.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| 4.1 | [Form of Common Stock Certificate of Sow Good Inc.](#) (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 22, 2024) |
| 4.2* | [Description of Securities](#) |
| 4.3 | [Form of Common Stock Warrant](#) (incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on May 1, 2023) |
| 4.4 | [Form of Common Stock Warrant](#) (incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on May 15, 2023) |
| 10.1 | [Form of Indemnification Agreement with Officers and Directors](#) (incorporated by reference to Exhibit 10.16 of the Form 10-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 28, 2013) |
| 10.2 | [Amended Executive Employment Agreement, dated December 15, 2023, between Claudia Goldfarb and Sow Good Inc.](#) (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on December 20, 2023) |
| 10.3 | [Amended Executive Employment Agreement, dated December 15, 2023, between Ira Goldfarb and Sow Good Inc.](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on December 20, 2023) |
| 10.4 | [Employment Agreement, dated December 1, 2023, between Keith Terreri and Sow Good Inc.](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on January 11, 2024) |
| 10.5 | [Stock Purchase Agreement, dated July 2, 2021, by and among the Company and the Purchasers named therein](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on July 7, 2021) |
| 10.6 | [Form of Note and Warrant Purchase Agreement, dated April 8, 2022, by and among Sow Good Inc. and the Purchasers named therein](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on April 14, 2022) |

| 10.7 | Form of April 2022 Promissory Note (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on April 14, 2022) |
|---|---|
| 10.8 | First Amendment to April 2022 Promissory Note, dated August 23, 2022, by and among Sow Good Inc. and the Required Note Holders named therein (incorporated by reference to Exhibit 10.3 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on August 25, 2022) |
| 10.9 | Form of Note and Warrant Purchase Agreement, dated August 23, 2022, by and among Sow Good Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on August 25, 2022) |
| 10.10 | Form of August 2022 Promissory Note (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on August 25, 2022) |
| 10.11 | Note and Warrant Purchase Agreement, dated April 25, 2023, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on May 1, 2023) |
| 10.12 | Note and Warrant Purchase Agreement, dated May 11, 2023, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on May 15, 2023) |
| 10.13# | 2016 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 99.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on December 14, 2016) |
| 10.14# | Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on December 14, 2016) |
| 10.15# | 2018 Stock Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 6, 2018) |
| 10.16# | Form of 2018 Management Incentive Award Agreement (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 6, 2018) |
| 10.17# | 2020 Stock Incentive Plan (incorporated by reference to Annex C of the DEF 14C filed with the Securities and Exchange Commission by Sow Good Inc. on January 10, 2020) |
| 10.18# | Amendment to 2020 Stock Incentive Plan, dated October 1, 2020 (incorporated by reference to Exhibit 4.9 of the Form 10-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 31, 2021) |
| 10.19# | Amendment to 2020 Stock Incentive Plan, dated January 4, 2021 (incorporated by reference to Exhibit 4.10 of the Form 10-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 31, 2021) |
| 10.20# | Amendment to 2020 Stock Incentive Plan, dated March 19, 2021 (incorporated by reference to Exhibit 4.11 of the Form 10-K filed with the Securities and Exchange Commission by Sow Good Inc. on March 31, 2021) |
| 10.21# | Amendment to 2020 Stock Incentive Plan, dated January 9, 2023 (incorporated by reference from Schedule 14C filed with the Securities and Exchange Commission by Sow Good Inc. on January 25, 2024) |
| 10.22# | Form of 2020 Incentive Stock Option Grant Agreement (incorporated by reference to Exhibit 99.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 26, 2020) |
| 10.23# | Form of 2020 Non-Qualified Stock Option Grant Agreement (incorporated by reference to Exhibit 99.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 26, 2020) |
| 10.24# | Sow Good Inc. 2024 Stock Incentive Plan, dated February 14, 2024 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| 10.25# | Form of 2024 Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |

| 10.26# | [Form of 2024 Restricted Stock Agreement](#) (incorporated by reference to Exhibit 10.3 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| --- | --- |
| 10.27# | [Form of 2024 RSU Agreement](#) (incorporated by reference to Exhibit 10.4 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on February 22, 2024) |
| 10.28 | [Lease Agreement by and between Prologis, Inc. and the Company, dated October 26, 2023](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on October 31, 2023) |
| 10.29 | [Sublease Agreement by and between Papsa Merx S. de R.S. de C.V. and the Company, dated January 19, 2024](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on January 25, 2024) |
| 10.30 | [Employment Agreement of Brendon Fischer, dated April 15, 2024](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on April 15, 2024) |
| 10.31 | [Industrial Lease by and between the Company and USCIF Pinnacle Building B LLC, dated May 22, 2024](#) (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Sow Good Inc. on May 29, 2024 |
| 19.1* | [Sow Good Insider Trading Policy](#) |
| 23.1* | Consent of Urish Popeck & Co., LLC Independent Registered Public Accounting Firm |
| 24.1 | [Powers of Attorney](#) |
| 31.1* | [Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a)](#) |
| 31.2* | [Certification of Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a)](#) |
| 32.1** | [Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#) |
| 32.2** | [Certification of Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#) |
| 97.1* | [Policy for Recovery of Erroneously Awarded Incentive Compensation](#) |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents |
| 104* | Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101) |

\*      Filed herewith.
\*\*      The certifications attached as Exhibit 32.1 accompanying this Annual Report on Form 10-K, are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the [Securities Act of 1933](#), as amended, or the [Securities Exchange Act of 1934](#), as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing
#      Indicates management contract or compensatory plan.

**ITEM 16.  Form 10–K Summary.**

None.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOW GOOD INC.

| | | |
|---|---|---|
| Date: March 27, 2025 | By: | */s/ Claudia Goldfarb* |
| | | Claudia Goldfarb, Chief Executive Officer (Principal Executive Officer) |
| | | |
| Date: March 27, 2025 | By: | */s/ Brendon Fischer* |
| | | Brendon Fischer, Interim Chief Financial Officer (Principal Financial Officer) |

**Exhibit 24.1**

POWER OF ATTORNEY

Each of the undersigned members of the Board of Directors of SOW GOOD INC., whose signature appears below hereby constitutes and appoints Claudia Goldfarb, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such name, place and stead, in any and all capacities, to sign the Form 10-K for the year ended December 31, 2024 (the "Annual Report") of SOW GOOD INC. and any or all amendments to such Annual Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, and Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on the dates indicated.

By: */s/ Claudia Goldfarb*                                                    Dated: March 27, 2025
Claudia Goldfarb, Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive Officer and Principal Financial Officer)

By: */s/ Ira Goldfarb*                                                    Dated: March 27, 2025
Ira Goldfarb, Executive Chairman

By: */s/ Lyle Berman*                                                    Dated:  March 27, 2025
Lyle Berman, Director

By: */s/ Joe Mueller*                                                    Dated:  March 27, 2025
Joe Mueller, Director

By: */s/ Chris Ludeman*                                                    Dated:  March 27, 2025
Chris Ludeman, Director

By: */s/ Edward Shensky*                                                    Dated:  March 27, 2025
Edward Shensky, Director

**Exhibit 4.2**

## DESCRIPTION OF SECURITIES

### General

Our Articles of Incorporation authorize us to issue up to 520,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share, of which 5,603,083 shares of common stock and no shares of preferred stock were issued and outstanding as of September 30, 2023. Our Articles of Incorporation provide that the affirmative vote of the holders of a majority of the then-outstanding shares of common stock is required to increase or decrease number of authorized shares, as described below.

### Common Stock

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Our holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors (the "Board") out of funds legally available therefor, which may be paid in cash, property, or in shares of the Company's capital stock. Upon liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of common stock are entitled to receive their ratable share of the net assets of the Company legally available for distribution after payment of all debts and other liabilities. There are no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

### Dividends

We have not declared or paid any dividends on our common stock since our inception and do not anticipate paying dividends for the foreseeable future. The payment of dividends will be subject to the discretion of our Board and will depend, among other things, upon our earnings, our capital requirements, our financial condition, and other relevant factors. We intend to reinvest any earnings in the development and expansion of our business. Any cash dividends in the future to common stockholders will be payable when, as and if declared by our Board, based upon the board's assessment of our financial condition and performance, earnings, need for funds, capital requirements, prior claims of preferred stock to the extent issued and outstanding, and other factors, including income tax consequences, restrictions and applicable laws. There can be no assurance, therefore, that any dividends on our common stock will ever be paid.

### Preferred Stock

The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the Board. The Board is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of all or any of the remaining preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

### Number of Directors; Vacancies; Removal

Our Amended and Restated Bylaws (the "Bylaws") provide that only our Board may increase or decrease the number of directors. Any vacancy on the Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and shall hold such office until the next annual election and until his successor is duly elected and qualified. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting, or at a special meeting of stockholders called for that purpose. A director chosen to fill a position resulting from an increase in the number of directors shall hold office only until the next election of directors by the stockholder.

Our Bylaws provide that any director or directors of the corporation may be removed from office at any time, but only for cause and by the vote or written consent of stockholders representing not less than a majority of the issued and outstanding capital stock entitled to voting power.

## Authorized Shares

The affirmative vote of the holders of a majority of the then-outstanding shares of common stock is required to increase or decrease the aggregate number of shares or the number of shares of any class we have authority to issue. Issuance of such a new class or series could, depending upon the terms of the class or series, delay, defer, or prevent a change of control of the Company.

## Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws contain advance notice provisions that a stockholder must follow if it intends to bring business proposals or director nominations, as applicable, before a meeting of stockholders. These provisions may preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations at the annual meeting of stockholders.

## No Cumulative Voting

Holders of our common shares do not have cumulative voting rights in the election of directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our common shares to elect any directors to our Board.

## Anti-Takeover Provisions

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. A special meeting of stockholders may only be called by the Chairman of the Board, the Chief Executive Officer or the Executive Chairman of the Company or a majority of our Board. Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Our Certificate of Incorporation and Bylaws grant the Board the power to adopt, amend or repeal the Bylaws.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to: facilitate our continued product innovation and the risk-taking that it requires; permit us to continue to prioritize our long-term goals rather than short-term results; and enhance the likelihood of continued stability in the composition of our board of directors and its policies. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition attempt and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

## Choice of Forum

Our Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of, or claim based on, breach of a fiduciary duty owed by any of our directors, officers, employees, agents or stockholders to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, the Charter or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Charter or Bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine. Our Charter also provides the, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any claims for which federal courts have exclusive jurisdiction.

## Limitations on Liability and Indemnification of Officers and Directors

Our Articles of Incorporation provide that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

●any breach of the director's duty of loyalty to our company or our stockholders;

●any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

●unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

●any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our Bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer or trustee. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

## Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Empire Stock Transfer.

## Trading Symbol and Market

Our common stock is quoted on the Nasdaq Capital Market under the symbol "SOWG."



INSIDER TRADING POLICY

Effective as of May 1, 2024

Table of Contents

Section 1.      **All Employees, Officers, Directors and their Family Members and Affiliates Are Subject to this Policy**. This Insider Trading Policy ("***Policy***") applies to all employees, directors, officers, and consultants of Sow Good Inc., a Delaware corporation (the "***Company***"), their family members and entities over which such individuals have or share voting or investment control. This Policy also applies to any other person who receives material nonpublic information from any Company insider or is otherwise designated by the Compliance Officer. For purposes of this Policy, "***family members***" include people who live with you, or are financially dependent on you, and also include those whose transactions in securities are directed by you or are subject to your influence or control.

This Policy continues to apply following termination of employment or other relationship with the Company until after the second trading day that any material non-public information in your possession has become public or is no longer material. Each employee, officer, consultant and director is *personally responsible* for the actions of their family members and other persons with whom they have a relationship who are subject to this Policy, including any pre-clearances required.

Section 2.      **Trading in Company Securities While in Possession of Material Nonpublic Information is Prohibited**. The purchase or sale of securities by any person who possesses material nonpublic information is a violation of U.S. federal and state securities laws. It is important to avoid the *appearance*, as well as the fact, of trading based on material nonpublic information.

No person subject to this Policy who is aware of material nonpublic information relating to the Company may, directly or indirectly (through family members, other persons, entities or otherwise):

- buy, sell, or otherwise trade in the securities of the Company,

- advise anyone else to buy, sell, or otherwise trade in the securities of the Company; or

- otherwise engage in any action to take personal advantage of that information.

For purposes of this Policy, the term "***trade***" includes any transaction in Company securities, including gifts and pledges or any hedging or derivative transactions.

Each person subject to this Policy may, from time to time, be required to forego a proposed transaction even if he or she planned to make the transaction before learning material nonpublic information and even though the person may suffer economic loss or forego anticipated profit by waiting.

Section 3.      **Trades May Occur Only During Open Trading Windows**. Directors, officers and employees of the Company are only permitted to sell Company securities during an open "***trading window***." The trading window generally opens following the close of trading on the second full trading day following the public issuance of the Company's earnings release for the most recent fiscal quarter and closes at the close of trading on the last day of the second month of a fiscal quarter. The Compliance Officer may advise directors, officers and employees of the

Company when the trading window opens and closes; provided that directors, officers and employees of the Company are charged with the knowledge of and responsible for their own compliance with this Policy in every situation. In addition to these regularly scheduled "closed" window periods, the Company may impose a special "blackout" period at its discretion due to the existence of material nonpublic information, as provided below. Even during an otherwise open trading window, directors, officers and employees of the Company are prohibited from trading in Company securities while in possession of material nonpublic information. Because this prohibition applies to actual trades, please note that merely placing a standing, limit or similar order at a time when you do not have material nonpublic information will not excuse a subsequent trade pursuant to that order fulfilled at a time when you do have material nonpublic information (unless the trade occurs pursuant to a Rule 10b5-1 trading plan).

**Section 4.     Trading in Other Public Companies' Securities While in Possession of Material Nonpublic Information is Prohibited**. No person subject to this Policy who possesses material nonpublic information relating to other publicly traded companies, including our vendors, customers and partners, as a result of employment with the Company or the performance of services on our behalf, may, directly or indirectly (through family members, other persons, entities or otherwise) buy or sell securities of such companies, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information.

**Section 5.     Certain Types of Transactions Are Prohibited.**

A.     *Short Sales*. Short sales of Company securities are prohibited, as short sales evidence the seller's expectation that Company securities will decline in value, signal to the market that the seller has no confidence in the Company or its short-term prospects, and may reduce the seller's incentive to improve Company performance. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), prohibits directors and officers from engaging in short sales.

B.     *Publicly Traded Options*. Transactions in puts, calls or other derivative securities involving Company stock are prohibited, as any such transaction is, in effect, a bet on the short-term movement of the Company's stock, creates the appearance of trading based on inside information, and may focus attention on short-term performance at the expense of Company long-term objectives.

C.     *Hedging Transactions*. Hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments) are prohibited, as such transactions allow you to continue to own Company securities without the full risks and rewards of ownership and as a result, you may not have the same objectives as other stockholders.

D.     *Margin Accounts and Pledges*. Directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan, as such securities may be traded without your consent (for failing to meet a margin call or if you default on the loan) at a time when you possess material nonpublic information or otherwise are not permitted to trade. However, in the case of a pledge to collateralize a loan unrelated to securities trading, such as a home loan, the Compliance Officer may pre-clear the proposed pledge in limited circumstances upon concluding the transaction does not misuse material nonpublic information.

E.  ***Short-Term Trading***. Executive officers and directors who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa), as short-term trading of the Company's securities is not permitted under the Exchange Act, may be distracting and may unduly focus the person on short-term stock market performance, instead of the Company's long-term business objectives, and may result in the disgorgement of any short swing profits.

**Section 6.  Sharing Material Nonpublic Information is Prohibited**. No person subject to this Policy who possesses material nonpublic information relating to the Company or any other publicly traded companies may directly or indirectly (through family members, other persons, entities or otherwise) pass that information on to others outside the Company, including friends, family, or other acquaintances (referred to as *"tipping"*) until such information has been disseminated to the public. You must treat material nonpublic information about our business partners with the same care required with respect to such information related directly to the Company.

Tipping includes passing information under circumstances that could suggest that you were trying to help another profit or avoid a loss. Exercise care when speaking with others who do not "***need to know***", even if they are subject to this Policy, as well as when communicating with family, friends and others not associated with the Company. To avoid the appearance of impropriety, refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship. Inquiries about the Company should be directed to our investor relations teams.

**Section 7.  Recommendations Regarding Trading in Company Securities are Prohibited**. No person subject to this Policy may make recommendations or express opinions on trading in Company securities while in possession of material nonpublic information, except to advise others not to trade in Company securities if doing so might violate the law or this Policy.

**Section 8.  Only Designated Company Spokespersons Are Authorized to Disclose Material Nonpublic Information**. U.S. federal securities laws prohibit the Company from selectively disclosing material nonpublic information. The Company has established a Regulation FD and Compliance Policy, which includes procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees must follow the Company's Regulation FD and Compliance Policy, which among other things prohibits employees from in any manner disclosing material nonpublic information to anyone outside the Company, including family members and friends, and including social media or electronic communications. Any inquiries about the Company should be directed to our Corporate Communications and Investor Relations teams.

**Section 9.  Other Transactions in Company Securities.**

A.  ***General Rule***. This Policy applies to all transactions in Company securities, including any securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company's stock, whether or not issued by Company, such as exchange-traded options.

        B.      *Employee Benefit Plans*.

        1.      <u>Equity Incentive Plans</u>. The trading restrictions set forth in this Policy do not apply to the exercise of stock options or other equity awards, but do apply to all sales of securities to pay the exercise price or associated tax withholding, including a "***same-day sale***" of shares received on exercise of options to pay the exercise price (sometimes called a "cashless exercise") or applicable tax withholding. These restrictions also apply to the same-day sale of shares received on the settlement of restricted stock units or similar awards to cover applicable tax withholding.

        2.      <u>Employee Stock Purchase Plans</u>. The trading restrictions set forth in this Policy do not apply to purchases of Company securities pursuant to the employee's advance instructions under any employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan). However, no alteration to instructions regarding the level of withholding or the purchase of Company securities in such plans is permitted while in the possession of material nonpublic information. Any sale of securities acquired under such plans remains subject to the prohibitions and restrictions of this Policy.

**Section 10.**    **Directors, Officers and Certain Named Employees Are Subject to Additional Restrictions.**

        A.      ***Section 16 Insiders***. The Company's directors and officers ("***Section 16 Insiders***") are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act and the underlying rules and regulations promulgated by the SEC.

        B.      ***Insider Employees***. The Company has designated the persons with the roles/titles listed on <u>Exhibit A</u> as employees who have frequent access to material nonpublic information concerning the Company ("***Insider Employees***"). The Company will amend <u>Exhibit A</u> from time to time as necessary.

        C.      ***Additional Restrictions***. Because Section 16 Insiders and Insider Employees regularly possess material nonpublic information about the Company, and in light of the reporting requirements to which Section 16 Insiders are subject under Section 16 of the Exchange Act, Section 16 Insiders and Insider Employees are subject to the additional restrictions set forth in <u>Appendix I</u> hereto. For purposes of this Policy, Section 16 Insiders and Insider Employees are each referred to as "***Insiders.***"

**Section 11.**    **Policy Violations Must Be Reported**. Any person who violates this Policy, the Company's Regulation FD and Compliance Policy or any federal or state laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority.

      **Section 12.**    **Insider Trading Compliance Officers**. The Company's legal function shall act as the Company's Insider Trading Compliance Officer (the "***Compliance Officer***"); <u>provided</u>, however, that if the legal function is a party to a proposed trade or such position is not filled, transaction or inquiry relating to this Policy, the Company's Chief Financial Officer shall act as the Compliance Officer with respect to such proposed trade, transaction or inquiry. The Compliance Officer may delegate his or her authority to act as the Compliance Officer as he or she deem necessary or appropriate in his or her sole discretion. The duties and powers of the Compliance Officer and his or her delegees may include the following:

- Administering, monitoring and enforcing compliance with this Policy.

- Responding to all inquiries relating to this Policy.

- Designating and announcing special trading blackout periods during which specified persons may trade in Company securities.

- Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.

- Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations.

- Assisting in the preparation and filing of all required SEC reports filed by Section 16 Insiders relating to their trading in Company securities, including Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

- Maintaining as Company records originals or copies of all documents required by the provisions of this Policy, and copies of all required SEC reports relating to insider trading, including Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

- Proposing revisions to this Policy as necessary to reflect changes in applicable insider trading laws and regulations (to be considered by the Nominating and Corporate Governance Committee (the "***Governance Committee***") of the Board of Directors (the "***Board***") of the Company at its next meeting.

- Maintaining the accuracy of the list of roles/titles as set forth on <u>Exhibit A</u>, and updating such list periodically as necessary to reflect additions or deletions.

- Designing and requiring training about the obligations of this Policy as the Compliance Officer considers appropriate.

      The Compliance Officer may designate one or more individuals who may perform the Compliance Officer's duties under this Policy in the event that a Compliance Officer is unable or unavailable to perform such duties.

**Section 13.    Definition of "Material Nonpublic Information"**

A.    ***"Material"***. Information about the Company is "***material***" if there is a substantial likelihood it would affect the investment or voting decisions of a reasonable investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. Any type of information that could reasonably be expected to affect the market price of Company securities or an investor's decision to buy or sell Company securities is material. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, the following information ordinarily would be considered material:

- Financial performance, especially quarterly and year-end operating results, including significant changes in performance or liquidity.

- Projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance.

- Company projections and strategic plans.

- New major contracts, suppliers, or finance sources or the loss thereof.

- Significant changes or developments in products or services or delays in new product or service introduction or development.

- Significant pricing or cost changes.

- Potential mergers or acquisitions, the sale of Company assets or subsidiaries or major partnering agreements.

- Changes in senior management or the Board.

- Significant labor disputes or negotiations.

- Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.

- A significant cybersecurity incident, such as a data breach or a significant disruption or unauthorized access to information technology infrastructure.

- Actual or threatened major litigation, or the resolution of such litigation.

B.    ***"Nonpublic"***. Material information is "***nonpublic***" if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services. For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company's widespread public release of the information.

C.    ***Consult Compliance Officer When in Doubt***. Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

**Section 14.    The Company May Suspend All Trading Activities by Employees**. In order to avoid any questions and to protect both the Company and its personnel from any potential liability, from time to time the Company may impose a "***blackout***" period during which some or all directors, officers and employees may not buy or sell Company securities. The Compliance Officer will impose such a blackout period if, in their judgment, there exists nonpublic information that would make trades by the specified group of persons inappropriate in light of the risk that such trades could be viewed as violating applicable securities laws. If you are made aware of such a blackout period, you may not disclose its existence to anyone.

**Section 15.    Violations of Insider Trading Laws or This Policy Can Result in Severe Consequences.**

A.    ***Civil and Criminal Penalties***. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge profit made or loss avoided, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, as well as be subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B.    ***Company Discipline***. Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause.

**Section 16.    This Policy Is Subject to Revision**. The Company may change the terms of this Policy from time to time to respond to developments in law and practice, and will take steps to inform all affected persons of any material changes.

**Section 17.    All Persons Must Acknowledge Their Agreement to Comply with This Policy**. This Policy will be available on the Company's internal website and delivered to all persons subject to this Policy upon adoption or the commencement of their employment or other service relationship with the Company. Upon first receiving a copy of this Policy, each such person must sign an acknowledgment that he or she has received a copy of and agrees to comply with this Policy. The Compliance Officer may periodically require written certifications by those subject to this Policy, including as to their compliance with this Policy or to refresh their acknowledgement of and agreement to comply with this Policy. Any acknowledgment and agreement hereunder will constitute consent for the Company to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company's transfer agent to enforce compliance with this Policy.

# APPENDIX I

## Special Restrictions on Transactions in
## Company Securities by Insiders

To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted these special restrictions relating to transactions in our securities by Insiders. Insiders are responsible for ensuring compliance with this Appendix I, including restrictions on all trading during certain periods, by family members and members of their households and by entities over which they exercise voting or investment control. Insiders should provide each of these persons or entities with a copy of this Policy.

**Section 1.    Trade Pre-Clearance Required**. As part of this Policy, all purchases and sales of equity securities of the Company by Insiders, other than transactions that are not subject to this Policy or transactions pursuant to a Rule 10b5-1 trading plan authorized by the Compliance Officer, must be pre-cleared by the Compliance Officer. This requirement is intended to prevent inadvertent Policy violations, avoid trades involving the appearance of improper insider trading, facilitate timely Form 4 reporting by Section 16 Insiders and avoid transactions that are subject to disgorgement under Section 16(b) of the Exchange Act.

Requests for pre-clearance must be submitted via email to the Compliance Officer at least **two** business days in advance of each proposed transaction. If the Insider does not receive a response from the Compliance Officer within **24** hours, the Insider must follow up to ensure that the message was received. Each Insider's request for pre-clearance should include the following information:

- The nature of the proposed transaction.

- The expected date of the transaction.

- The number of shares involved.

- If the transaction involves a stock option exercise, the specific option to be exercised.

- Contact information for the broker who will execute the transaction.

- A confirmation that the Insider has carefully considered whether he or she may be aware of any material nonpublic information relating to the Company (describing any borderline matters or items of potential concern) and has concluded that he or she does not.

- Whether the transaction complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Insider.

- Any other information that is material to the Compliance Officer's consideration of the proposed transaction.

The Compliance Officer may withhold or condition pre-clearance in his or her sole discretion. If the proposed transaction is pre-cleared, the Insider may proceed with it on the approved terms within three days of the pre-clearance, provided that he or she complies with all other securities law and Company requirements, such as Rule 144 and Section 16 reporting obligations, prohibitions regarding trading on the basis of inside information, and compliance with any special trading blackout imposed by the Company prior to the completion of the trade.

**Section 2.** **Pre-Clearance of Rule 10b5-1 Plans Required**. Pre-clearance by the Compliance Officer is required for an Insider to enter into or modify a Rule 10b5-1 trading plan (a "*10b5-1 Plan*"). Plans that are not pre-cleared may not be used by an Insider. Pre-clearance must be requested at least **five** full trading days prior to entry into or modification of the 10b5-1 Plan and be accompanied by a copy of the plan. However, pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared 10b5-1 Plan. All Section 16 Insiders must immediately report the results of transactions effected under a trading plan to the Compliance Officer since they will be reportable on Form 4 within two business days following the execution of the trade.

**Section 3.** **Hardship Exemptions**. The Compliance Officer may, on a case-by-case basis, exempt a transaction by an Insider from this Policy due to financial or other hardship. Any request for a hardship exemption must be in writing and must describe the amount and nature of the proposed transaction and the circumstances of the hardship. The Insider requesting the hardship exemption must also certify to the Compliance Officer that he or she is not in possession of material nonpublic information concerning the Company or (such as in the case of a gift or other non-monetization transaction to a party who promises not to sell the securities received for some time or to a party subject to this Policy) that the transaction does not misuse the Company's information. The existence of this process does not in any way obligate the Compliance Officer to approve any hardship exemption requested by an Insider, and all Insiders are cautioned that this exemption is intended to address limited and unusual circumstances.

**Section 4.** **Brokers**. All Insiders must ensure that their broker does not execute any transaction for the Insider (other than under a pre-cleared Rule 10b5-1 Plan) until the broker has verified with the Compliance Officer that the transaction has been pre-cleared.

**Section 5.** **Reporting of Transactions Required**. To facilitate timely reporting under Section 16 of the Exchange Act, Section 16 Insiders are required to ***on the same day as the trade date***, or, with respect to transactions effected pursuant to a 10b5-1 Plan, on the day the Insider is advised of the terms of the transaction, (a) report the details of each transaction to the Compliance Officer and (b) arrange with persons whose trades must be reported by the Insider under Section 16 (such as immediate family members living in the Insider's household) to immediately report directly to the Company and to the Insider the following transaction details:

- Transaction date (trade date)

- Number of shares involved.

- Price per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees).

- For stock option exercises, the specific option exercised.

- Contact information for the broker who executed the transaction.

- Specific representation that the Insider is not in possession of material non-public information.

- For a Section 16 Insider, a specific representation whether the transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

The transaction details must be reported to the Compliance Officer, with copies to Company personnel (if any) who assist the Section 16 Insider in preparing his or her Form 4.

**Section 6.** **Named Employees Considered Insiders**. The Governance Committee of the Board will review, at least annually, those individuals deemed to be "***Insiders***" for purposes of this <u>Appendix I</u>. Insiders shall include persons subject to Section 16 and such other persons as the Governance Committee deems to be Insiders. Generally, Insiders shall be any person who by function of their employment is *consistently* in possession of material nonpublic information *or* performs an operational role, such as head of a division or business unit, that is material to the Company as a whole.

**Section 7.** **Special Guidelines for 10b5-1 Trading Plans**. Notwithstanding the foregoing, an Insider will not be deemed to have violated this Policy for transactions pursuant to a 10b5-1 Plan that has been pre-cleared by the Compliance Officer. The Compliance Officer may withhold or condition pre-clearance of any proposed 10b5-1 Plan (each, a "***Proposed Plan***") for any reason, in his or her sole discretion.

A. The Compliance Officer will not pre-clear a Proposed Plan if he or she concludes that the Proposed Plan:

- Fails to comply with the requirements of Rule 10b5-1 and the SEC's rules thereon, as amended from time to time;

- Would permit a transaction to occur before the <u>later</u> of (i) 90 days after adoption (including deemed adoption) of the Proposed Plan or (ii) two business days after disclosure of the issuer's financial results in a Form 10-Q or Form 10-K for the quarter in which the Proposed Plan was adopted (subject to a maximum of 120 days after adoption of the Proposed Plan).

- Is established during a "closed" window period or a special "blackout" period, or the Insider is unable to represent to the satisfaction of the Compliance Officer that the Insider is not in possession of material nonpublic information regarding the Company.

- Lacks appropriate mechanisms to ensure that the Insider complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Insider.

- Does not provide the Company the right to suspend all transactions under the Proposed Plan if the Compliance Officer, in his or her sole discretion, deems such suspension necessary or advisable, including suspensions to comply with any "lock-up" agreement the Company agrees to in connection with a financing or other similar events.

- Exposes the Company to liability under any other applicable state or federal rule, regulation or law;

- Creates any appearance of impropriety;

- Fails to meet guidelines established by the Company; or

- Otherwise fails to satisfy the Compliance Officer for any reason.

B. Any modifications to or deviations from a 10b5-1 Plan are deemed to be the Insider entering into a new 10b5-1 Plan and, accordingly, require pre-clearance of such modification or deviation pursuant to Section 2 of this Appendix I.

C. Any termination of a 10b5-1 Plan must be immediately reported to the Compliance Officer. If an Insider has pre-cleared a new 10b5-1 Plan (the "*Second Plan*") intended to succeed an earlier pre-cleared 10b5-1 Plan (the "*First Plan*"), the Insider may not affirmatively terminate the First Plan without pre-clearance pursuant to Section 2 of this Appendix I, because such termination is deemed to be entering into the Second Plan. Under no circumstances may multiple 10b5-1 plans exist simultaneously.

D. None of the Company, the Compliance Officer, nor any of the Company's officers, employees or other representatives shall be deemed, solely by their pre-clearance of a Proposed Plan, to have represented that it complies with Rule 10b5-1 or to have assumed any liability or responsibility to the Insider or any other party if the 10b5-1 Plan fails to comply with Rule 10b5-1.

E. Upon entering into or amending a 10b5-1 Plan, the director or officer must promptly provide a copy of the plan to the Company and, upon request, confirm the Company's planned disclosure regarding the entry into or termination of a plan (including the date of adoption or termination of the plan, duration of the plan, and aggregate number of securities to be sold or purchased under the plan).

**EXHIBIT A**

**INSIDER EMPLOYEES**

**(as of May 1, 2024)**

All Company officers

All Company employees on the Management Team

All Company employees in the finance department

**Exhibit 31.1**

CERTIFICATION

I, Claudia Goldfarb, certify that:

1. I have reviewed this Quarterly Report on Form 10-K of SOW GOOD INC.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. I have disclosed, based on Sow Good's most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (of persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: March 27, 2025

By:  /s/ *Claudia Goldfarb*
     Claudia Goldfarb, Chief Executive Officer
     (Principal Executive Officer)

**Exhibit 31.2**

CERTIFICATION

I, Brendon Fischer, certify that:

1.  I have reviewed this Quarterly Report on Form 10-K of SOW GOOD INC.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a.  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.  I have disclosed, based on Sow Good's most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (of persons performing the equivalent functions):

    a.  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: March 27, 2025

By:  /s/ *Brendon Fischer*
     Brendon Fischer, Chief Financial Officer
     (Principal Financial Officer)

**Exhibit 32.1**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quartelry Report of SOW GOOD INC. (the "Company") on Form 10-K for the period ending December 31, 2024 (the "Report"), I, Claudia Goldfarb, Chief Executive Officer, certify, pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 27, 2025

By: /s/ *Claudia Goldfarb*
     Claudia Goldfarb, Chief Executive Officer
     (Principal Executive Officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

**Exhibit 32.2**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quartelry Report of SOW GOOD INC. (the "Company") on Form 10-K for the period ending December 31, 2024 (the "Report"), I, Brendon Fischer, Interim Chief Financial Officer, certify, pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 27, 2025

By: /s/ *Brendon Fischer*
    Brendon Fischer, Interim Chief Financial Officer
    (Principal Financial Officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.


**SOW GOOD INC.**
**POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE COMPENSATION**

**(Adopted March 8, 2024)**


### 1. INTRODUCTION

Sow Good Inc. (the "***Company***") is adopting this policy (this "***Policy***") to provide for the Company's recovery of certain Incentive Compensation (as defined below) erroneously awarded to Affected Officers (as defined below) under certain circumstances.

This Policy is administered by the Compensation Committee (the "***Committee***") of the Company's Board of Directors (the "***Board***"). The Committee shall have full and final authority to make any and all determinations required or permitted under this Policy. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all parties. The Board may amend or terminate this Policy at any time.

This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), Rule 10D-1 thereunder and the applicable rules of any national securities exchange on which the Company's securities are listed (the "***Exchange***") and will be interpreted and administered consistent with that intent.

### 2. EFFECTIVE DATE

This Policy shall apply to all Incentive Compensation paid or awarded on or after the date of adoption of this Policy, and to the extent permitted or required by applicable law.

### 3. DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

"***Affected Officer***" means any current or former "officer" as defined in Exchange Act Rule 16a-1, and any other senior executives as determined by the Committee.

"***Erroneously Awarded Compensation***" means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount shall reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, as determined by the Committee in its sole discretion. The Committee may determine the form and amount of Erroneously Awarded Compensation in its sole discretion.

"***Financial Reporting Measure***" means any measure (including measures calculated not in accordance with generally accepted accounting principles in the United States) that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Stock price and total shareholder return are Financial Reporting Measures.

"***Incentive Compensation***" means any compensation that is granted, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. For purposes of clarity, base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered Incentive Compensation, unless such awards were granted, paid or vested based in part on a Financial Reporting Measure.

"***Restatement***" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a "Big R" restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a "little r" restatement).

## 4.    RECOVERY

If the Company is required to prepare a Restatement, the Company shall seek to recover and "claw back" from any Affected Officer reasonably promptly the Erroneously Awarded Compensation that is received by the Affected Officer:

(i)      after the person begins service as an Affected Officer;

(ii)     who serves as an Affected Officer at any time during the performance period for that Incentive Compensation;

(iii)    while the Company has a class of securities listed on the Exchange; and

(iv)     during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Restatement (including any transition period within or immediately following those years that results from a change in the Company's fiscal year, provided that a transition period of nine to twelve months will be deemed to be a completed fiscal year).

If, after the release of earnings for any period for which a Restatement subsequently occurs and prior to the announcement of the Restatement for such period, the Affected Officer sold any securities constituting, or any securities issuable on exercise, settlement or exchange of any equity award constituting, Incentive Compensation, the excess of (a) the actual aggregate sales proceeds from the Affected Officer's sale of those shares, over (b) the aggregate sales proceeds the Affected Officer would have received from the sale of those shares at a price per share determined appropriate by the Committee in its discretion to reflect what the Company's common stock price would have been if the Restatement had occurred prior to such sales, shall be deemed to be Erroneously Awarded Compensation; provided, however, that the aggregate sales proceeds determined by the Committee under this clause (b) with respect to shares acquired upon exercise of an option shall not be less than the aggregate exercise price paid for those shares.

For purposes of this Policy:

- Erroneously Awarded Compensation is deemed to be received in the Company's fiscal year during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period; and

- the date the Company is required to prepare a Restatement is the earlier of (x) the date the Board, the Committee or any officer of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.

For purposes of clarity, in no event shall the Company be required to award any Affected Officers an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive Compensation that is greater than the Incentive Compensation actually received by the Affected Officer. The recovery of Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.

## 5.    SOURCES OF RECOUPMENT

To the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment from the Affected Officer(s) through any means it determines, which may include any of the following sources: (i) prior Incentive Compensation payments; (ii) future payments of Incentive Compensation; (iii) cancellation of outstanding Incentive Compensation; (iv) direct repayment; and (v) non-Incentive Compensation or securities held by the Affected Officer. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Affected Officer.

## 6.    LIMITED EXCEPTIONS TO RECOVERY

Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously Awarded Compensation under the following circumstances, provided that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:

(i)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts; provided that the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such attempt and has (to the extent required) provided that documentation to the Exchange;

(ii)    Recovery would violate home country law where the law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or

(iii)    Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.

## 7.    NO INDEMNIFICATION OR INSURANCE

The Company will not indemnify, insure or otherwise reimburse any Affected Officer against the recovery of Erroneously Awarded Compensation.

## 8.    NO IMPAIRMENT OF OTHER REMEDIES

This Policy does not preclude the Company from taking any other action to enforce an Affected Officer's obligations to the Company, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company's Chief Executive Officer and Chief Financial Officer.